Exhibit 99.2

Diavik Diamond Mine
Northwest Territories, Canada
NI 43-101 Technical Report

Prepared for:	Prepared by:
Dominion Diamond Corporation	C.G. Yip, P.Eng.
1102 – 4920 52nd Street	K.S. Thompson, P.Geo.
Yellowknife, NT X1A 3T1

Report date:	Effective date:
25 March 2015	18 March 2015

i

List of Figures

List of Tables

v

1.      SUMMARY

The Diavik Diamond Mine is an operating mine producing rough diamonds at its remote site at Lac de Gras in the Northwest Territories.

The Diavik Diamond Mine is operated through a joint venture (the “Diavik Joint Venture”) between Dominion Diamond Diavik Limited Partnership (“DDDLP”) and Diavik Diamond Mines (2012) Inc. (“DDMI”), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDDLP is headquartered at Yellowknife, Canada and is a wholly-owned subsidiary of Dominion Diamond Corporation. The mine is managed and operated on behalf of the Diavik Joint Venture by DDMI, a wholly owned subsidiary of Rio Tinto plc of London, England. Notwithstanding corporate name changes, ownership and management of the mine and the joint venture have not changed during the project.

The mine plan is built on four diamond-bearing kimberlite pipes. Three of the pipes are in production and the fourth is in development. The Diavik Diamond Mine has operated continuously since production began in 2003. The current mine life is expected to extend beyond 2020. Historical output of rough diamonds to date (100% JV basis) has been consistently in excess of 6 million carats per year (except for 2009) following the first year of production in 2003.

The geological setting of the area and the geology of the production pipes are well understood. Drilling for delineation and sampling has continued beyond the initial feasibility study and is embraced as an ongoing operating activity in support of resource modeling, production forecasting and business planning. Methods used for sample collection, handling, security, preparation and analysis are consistent with industry practice for this type of deposit. Procedures are documented and well-established, and are among industry best practices.

Mining began in 2003 by open pit. Production from underground commenced in 2010. A managed transition took place during which underground mining rates “ramped up” while open pit mining approached planned completion. In late 2012, open pit mining ended and the Diavik Diamond Mine became a fully underground mine. The underground mine is mechanized and the workings are accessed via portals. Two of the pipes are mined by sub-level retreat. The third pipe requires a backfill method and is mined by blast hole stoping with cemented rock-fill. Declining underground output in later years is expected to be supplemented by a concurrent return to open pit mining for the fourth pipe beginning in late 2018.

All four kimberlite pipes are located in water under a large lake. Mining has been enabled by building and maintaining dikes to hold back the water until the end of mining when the lake can be restored.

A processing plant on site recovers the rough diamonds from the kimberlite. The mine site includes all other supporting facilities and infrastructure required to support round-the-clock mining and processing at a remote arctic site. This includes processed kimberlite containment, water treatment, diesel and wind power generation, shops and offices, accommodations and an airport.

All permits and approvals necessary to operate the Diavik Diamond Mine are in place. Upcoming renewals are known and proactive efforts are underway. Environmental stewardship is sound and in good standing with no breaches or non-conformances. Mine reclamation research is being conducted and interim mine closure plans are in place with financial security arrangements established to satisfy the estimated reclamation liabilities.

Support from surrounding communities has been unflagging. The mine continues to deliver economic and social benefits to the region that are expected to endure beyond the life of the mine.

The fundamentals of the global diamond market are believed to be sound, based on forecasted demand growing while sources of new supply remain flat.

Financial analysis of the operation (100% JV basis) over the life of the mine (including closure) indicates that the estimated mineral reserves are economically viable. As of December 31, 2014, the estimated mineral reserves for the Diavik Diamond Mine (100% JV basis) are:

Pipe		Proven Mineral Reserve			Probable Mineral Reserve			Proven and Probable Mineral Reserve
		Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A154N	Blast hole stoping	5.0	2.3	11.5	2.1	2.2	4.5	7.0	2.3	16.1
A154S	Sub-level retreat	0.9	4.0	3.7	0.9	3.4	3.1	1.8	3.7	6.7
A418	Sub-level retreat	3.5	4.1	14.3	2.1	2.9	6.1	5.5	3.7	20.4
A21	Open pit	3.7	2.7	10.0	---	---	---	3.7	2.7	10.0
Stockpile		0.02	3.1	0.1	---	---	---	0.02	3.1	0.1
Totals		13.1	3.0	39.6	5.0	2.7	13.7	18.1	2.9	53.3

Note:
(1)	Totals may not add up due to rounding
(2)	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.

As of December 31, 2014, the estimated remaining mineral resources for the Diavik Diamond Mine (100% JV basis) are:

Pipe	Measured Mineral Resource			Indicated Mineral Resource			Inferred Mineral Resource
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A154N	---	---	---	---	---	---	2.0	2.5	5.0
A154S	---	---	---	---	---	---	0.1	3.8	0.3
A418	---	---	---	---	---	---	0.3	2.4	0.7
A21	---	---	---	0.4	2.6	1.0	0.8	3.0	2.3
Totals	---	---	---	0.4	2.6	1.0	3.1	2.6	8.3

Note:
(1)	Totals may not add up due to rounding
(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(3)	Mineral resources are reported exclusive of mineral reserves, and represent material remaining after mineral reserves have been removed for reporting separately elsewhere.
(4)	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.

The classification of the mineral reserves into proven and probable categories and the mineral resources into measured, indicated and inferred categories is consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves.

Further conversion of resources to reserves is expected in due course as ongoing work plans progress. Specific and more immediate recommendations include further work to define pipe shape ahead of mine development in all four project pipes. The bottoms of two of the pipes would benefit from additional sampling to better define grades at depth. These same two pipes would also benefit from additional plant-run data for their production profiles in terms of stone sizes and quality, which would contribute to more accurate pricing/valuation forecasts. Finally, from the mining perspective, mine dilution in the sub-level retreat could require persistent efforts to maintain the accuracy of current estimates.

Overall, the authors of this technical report consider that the estimated mineral reserves and the remaining mineral resources for the Diavik Diamond Mine contained in this technical report are appropriate and reasonable estimates for the Diavik Diamond Mine.

2.      INTRODUCTION

Mr. Calvin Yip, P.Eng. and Ms. Kari Thompson, P.Geo. have prepared this technical report on the mineral resources and mineral reserves of the Diavik Diamond Mine in the Northwest Territories, Canada.

The mine has operated and produced continuously since 2003 with a current mine plan which extends until 2023. The mine is operated through the Diavik Joint Venture, which is an unincorporated joint arrangement between DDDLP and DDMI, whereby DDDLP and DDMI each hold a 40% and 60% interest, respectively, in the assets, liabilities and expenses of the Diavik Diamond Mine. DDDLP is headquartered at Yellowknife, Canada and is a wholly-owned subsidiary of Dominion Diamond Corporation. This ownership arrangement has remained unchanged through the mine’s development. The mine is managed and operated on behalf of the Diavik Joint Venture by DDMI, a wholly owned subsidiary of Rio Tinto plc of London, England.

This technical report is prepared for Dominion Diamond Corporation and is intended to be a Form 43-101F1 Technical Report for the purposes of National Instrument 43-101 to provide updated background and supporting information on the mineral resource and mineral reserve at the Diavik Diamond Mine as at December 31, 2014.

This report is an update of the previous technical report dated April 23, 2008 on the Diavik Diamond Mine.

The qualified persons (“QPs”) for this Technical Report, as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, are:

  Calvin Yip, P.Eng., Principal Advisor, Strategic Planning, Diavik Diamond Mines (2012) Inc.
  Kari Thompson, P.Geo., Senior Resource Geologist, Diavik Diamond Mines (2012) Inc.

The QPs are long-term employees at DDMI and work full-time for the mine.

Mr. Yip is familiar with the Diavik Diamond Mine through continuous employment with DDMI since 2001. As Chief Mine Engineer from 2001 to 2004, he participated in planning for the mine’s 2003 start-up and oversaw the mine geology and engineering functions that supported the new operation. As production stabilized he joined DDMI’s finance group in 2004 and in 2005 he became Manager, Strategic Planning. He was involved in feasibility studies, technical and economic evaluation, and business analyses to develop the long-range plan for the mine. In late 2007 he was appointed Principal Advisor, Strategic Planning, and is active in the ongoing evaluation of mine development options and future directions for Diavik. Mr. Yip works at DDMI’s Yellowknife office and at the mine site, interacting regularly with key mine site staff on matters relating to geology, engineering, mine planning, costs, and strategic development. His most recent site visit was from July 31 to August 7, 2014, during which the existing operation was reviewed and matters relating to the development of a new open pit for Diavik were examined including mineral resource and reserve, further resource drilling plans, metallurgical testing plans, mine design optimization, costs, business cases and scenarios.

Ms. Thompson has worked at the Diavik mine site since early 2005. Her scope of personal inspection of the site has been undertaken as part of her role as the Senior Resource Geologist. She has planned drilling programs and attended at drilling sites, performed as well as supervised core logging, planned and visited bulk sampling areas, overseen sample processing and laboratory testing, designed and managed data systems, performed geological modeling and geostatistical estimations, inspected mineralization in active mining areas, discussed mine geology and geometallurgy with other site staff, supported exploration programs and worked with project development staff, prepared program budgets, and participated in peer reviews and third-party audits. Ms. Thompson works regular rotations at the mine site.

Information for this report comes from several sources including:

  the QPs’ knowledge and observations;
  other Diavik staff;
  internal data;
  memoranda and technical reports listed under SECTION 26 – REFERENCES.

3.      RELIANCE ON OTHER EXPERTS

Diamond Markets and Outlook

Discussion of the diamond market and outlook in this Technical Report (SECTION 19 – MARKET STUDIES AND CONTRACTS) is based on a general review of public research papers from separate organizations each having acknowledged capability for market research and analysis:

  PERSPECTIVES ON THE DIAMOND INDUSTRY, McKinsey & Company, September 2014;

  THE DIAMOND INSIGHT REPORT 2014, De Beers Group of Companies, 2014;

  DIAMOND MARKET – SECTOR INSIGHT, SBG Securities, a member of Standard Bank Group, 19 January 2014; and

  DIAMOND PRICE OUTLOOK, Citi Research, a division of Citigroup Global Markets Inc., 21 October 2013.

Diamond Pricing

For the economic analysis contained in this Technical Report (SECTION 22 – ECONOMIC ANALYSIS), guidance on diamond price assumptions was received from Dominion Diamond Corporation. The assumptions do not reflect forward-looking prices being assumed by either Dominion Diamond Corporation or DDMI.

4.      PROPERTY DESCRIPTION AND LOCATION

4.1      Location

The Diavik Diamond Mine is located in Canada’s Northwest Territories, approximately 300 km Northeast of the city of Yellowknife on the arctic barrenlands. The mine is situated on a 20 sq. kilometre island in Lac de Gras, at latitude 64o 30’ N and longitude 110o 20’ W. Four diamond bearing kimberlite pipes are located just off the eastern shore of the island all within five kilometres of each other.

4.2      Project Ownership

The Diavik Joint Venture consists of the Diavik mine and the Diavik exploration property. On the property, diamond production originates from the Diavik Diamond Mine.

The Diavik Diamond Mine is 40% owned by DDDLP, a wholly owned subsidiary of Dominion Diamond Corporation which is headquartered at Yellowknife in the Northwest Territories of Canada. Sixty percent of the mine is owned by DDMI, a Canadian subsidiary of Rio Tinto plc of London, U.K. DDMI is the operator and manager of the Diavik Diamond Mine and surrounding exploration properties.

4.3      Mineral Tenure

The Diavik Joint Venture, encompassing the Diavik Diamond Mine and the Diavik exploration property, holds 302 mining leases representing a land package of 678,220 acres.

All of the Diavik Joint Venture’s mineral claims that had been staked have been converted to long-term mining leases following completion of legal surveys and acceptance by the Mining Recorder’s Office. DDMI, as the operator and manager of the Diavik Joint Venture, is listed as the owner of the leases. Fees are payable for leases and these are paid annually.

Government administration of mining leases and mineral claims has been recently devolved from the federal department of Aboriginal Affairs and Northern Development Canada, and is now managed by the Ministry of Industry, Tourism and Investment of the Government of the Northwest Territories.

The leases pertaining to the Diavik Joint Venture including the Diavik Diamond Mine are shown in Table 1.

Table 1             Property tenure

Lease Number	Owner Name	Percentage	NTS Map Sheet(s)	Issued Date	Expires Date	Acres	Hectares	District	Cost
3539	Diavik Diamond Mines (2012) Inc.	100	076D 08, 09	July 16, 1996	July 16, 2017	2,697	1,091	NT	$ 2,697
3540 - 3541	Diavik Diamond Mines (2012) Inc.	100	076D 08, 09	February 24, 1997	February 24, 2018	5,319	2,153	NT	$ 5,319
3710 - 3711			076D 08			4,605	1,864		$ 4,605
3712			076D 08, 09			2,671	1,081		$ 2,671
3713 - 3716			076D 09			10,392	4,205		$ 10,392
3719	Diavik Diamond Mines (2012) Inc.	100	076D 08	November 19, 1997	November 19, 2018	2,572	1,041	NT	$ 2,572
3760 - 3766			076D 08			2,348	950		$ 2,348
3767			076D 08, 09			2,559	1,036		$ 2,559
3768 - 3773			076D 08			15,458	6,256		$ 15,458
3931	Diavik Diamond Mines (2012) Inc.	100	076D 09	April 17, 2001	April 17, 2022	2,434	985	NT	$ 2,434
4090 - 4091			076C 12			5,258	2,128		$ 5,258
4092	Diavik Diamond Mines (2012) Inc.	100	076C 11, 12	January 16, 2002	January 16, 2023	2,656	1,075	NT	$ 2,656
4093 - 4096			076C 11			10,390	4,205		$ 10,390
4097 - 4101			076C 05			12,788	5,175		$ 12,788
4102			076C 05, 06			2,526	1,022		$ 2,526
4103			076C 06			2,677	1,083		$ 2,677
4104 - 4108			076C 12			12,946	5,239		$ 12,946
4109			076C 11, 12			2,388	966		$ 2,388
4110	Diavik Diamond Mines (2012) Inc.	100	076C 11	March 5, 2002	March 5, 2023	2,674	1,082	NT	$ 2,674
4111 - 4119			076D 08			23,718	9,598		$ 23,718
4120			076C 05, 08			2,608	1,055		$ 2,608
4121 - 4128			076C 05			20,780	8,409		$ 20,780
4129			076C 05, 06			2,609	1,056		$ 2,609
4130			076C 06			2,531	1,024		$ 2,531
4134 - 4135			076C 05			4,571	1,850		$ 4,571
4136	Diavik Diamond Mines (2012) Inc.	100	076C 05, 076D 08	January 16, 2002	January 16, 2023	1,298	525	NT	$ 1,298
4137			076C 05			2,168	877		$ 2,168
4138			076D 08			2,596	1,051		$ 2,596
4139			076C 05, 076D 08			2,687	1,087		$ 2,687
4140 - 4143	Diavik Diamond Mines (2012) Inc.	100	076C 05	March 5, 2002	March 5, 2023	10,575	4,280	NT	$ 10,575
4144 - 4145			076D 08			1,744	706		$ 1,744
4146 - 4147			076D 16			4,838	1,958		$ 4,838
4148			076C 12			1,093	442		$ 1,093
4149 - 4150			076C 13			5,301	2,145		$ 5,301
4151			076C 12, 13			2,551	1,032		$ 2,551
4152	Diavik Diamond Mines (2012) Inc.	100	076C 12, 076D09	January 16, 2002	January 16, 2023	1,227	497	NT	$ 1,227
4153 - 4170			076C 12			26,055	10,544		$ 26,055
4171			076C 11, 12			2,519	1,019		$ 2,519
4172 - 4173			076C 11			5,289	2,140		$ 5,289
4174 - 4178	Diavik Diamond Mines (2012) Inc.	100	076C 06	March 5, 2002	March 5, 2023	13,013	5,266	NT	$ 13,013
4179 - 4180	Diavik Diamond Mines (2012) Inc.	100	076C 05, 12	January 16, 2002	January 16, 2023	4,551	1,842	NT	$ 4,551
4181- 4185			076C 05, 12			12,956	5,243		$ 12,956
4186	Diavik Diamond Mines (2012) Inc.	100	076C 05, 06, 11, 12	March 5, 2002	March 5, 2023	2,390	967	NT	$ 2,390
4187			076C 06, 11			2,677	1,083		$ 2,677
4188 - 4190			076C 13			7,726	3,127		$ 7,726
4191			076C 12, 13			2,547	1,031		$ 2,547
4192 - 4198			076C 12			13,135	5,316		$ 13,135
4202 - 4211			076C 12			17,225	6,971		$ 17,225
4212			076C 05, 12			2,266	917		$ 2,266
4213			076C 05			2,381	964		$ 2,381
4214 - 4216			076C 12			944	382		$ 944
4217			076C 05, 12			244	99		$ 244
4218 - 4221	Diavik Diamond Mines (2012) Inc.	100	076C 12	January 16, 2002	January 16, 2023	9,743	3,943	NT	$ 9,743
4222			076C 11, 12			2,558	1,035		$ 2,558
4223			076C 11			2,554	1,034		$ 2,554
4224 - 4226			076C 13, 14			7,801	3,157		$ 7,801
4228 - 4229			076C 10			5,304	2,146		$ 5,304
4230 - 4231			076C 12			5,282	2,138		$ 5,282
4232			076C 11, 12			2,572	1,041		$ 2,572
4233			076C 11			2,564	1,038		$ 2,564

Continues…

Table 1 continued

Lease Number	Owner Name	Percentage	NTS Map Sheet(s)	Issued Date	Expires Date	Acres	Hectares	District	Cost
4234 - 4235			076C 12			1,525	617		$ 1,525
4266 - 4268	Diavik Diamond Mines (2012) Inc.	100	076C 06	March 5, 2002	March 5, 2023	7,670	3,104	NT	$ 7,670
4269 - 4272			076C 06, 11			10,321	4,177		$ 10,321
4325 - 4328			076C06			10,256	4,150		$ 10,256
4393 - 4396			076C 11			10,392	4,205		$ 10,392
4400 - 4401			076C 11			5,132	2,077		$ 5,132
4402	Diavik Diamond Mines (2012) Inc.	100	076C 10, 11	January 16, 2002	January 16, 2023	2,497	1,011	NT	$ 2,497
4403 - 4406			076C 14			10,272	4,157		$ 10,272
4407 - 4409			076C 11			7,736	3,131		$ 7,736
4410			076C 10			2,651	1,073		$ 2,651
4411 - 4412	Diavik Diamond Mines (2012) Inc.	100	076C 10	March 5, 2002	March 5, 2023	5,134	2,078	NT	$ 5,134
4413 - 4417	Diavik Diamond Mines (2012) Inc.	100	076C 11	January 16, 2002	January 16, 2023	12,880	5,212	NT	$ 12,880
4418 - 4420			076C 11, 14			7,773	3,146		$ 7,773
4421	Diavik Diamond Mines (2012) Inc.	100	076C 10, 11, 14, 15	March 5, 2002	March 5, 2023	2,421	980	NT	$ 2,421
4422	Diavik Diamond Mines (2012) Inc.	100	076D 16	January 16, 2002	January 16, 2023	2,625	1,062	NT	$ 2,625
4423 - 4425			076D 16			7,505	3,037		$ 7,505
4426			076C 10, 11			2,611	1,057		$ 2,611
4427			076C 10, 11, 14, 15			2,633	1,066		$ 2,633
4428 - 4431	Diavik Diamond Mines (2012) Inc.	100	076C 10, 15	March 5, 2002	March 5, 2023	10,291	4,165	NT	$ 10,291
4432 - 4436			076C 11			13,082	5,294		$ 13,082
4437 - 4440			076C 06			10,391	4,205		$ 10,391
4441 - 4442			076C 06, 11			5,146	2,083		$ 5,146
4958	Diavik Diamond Mines (2012) Inc.	100	076C 11, 14	October 10, 2008	October 10, 2029	2,621	1,061	NT	$ 2,621
5189			076C 11			2,585	1,046		$ 2,585
5190			076C 10			2,693	1,090		$ 2,693
5191			076C 10, 11			2,592	1,049		$ 2,592
5192 - 5193			076C 10			5,134	2,078		$ 5,134
5194 - 5196			076C 11			7,852	3,178		$ 7,852
5197			076C 10, 11			2,540	1,028		$ 2,540
5198 - 5200			076C 10			7,893	3,194		$ 7,893
5201 - 5202	Diavik Diamond Mines (2012) Inc.	100	076C 14	December 8, 2010	December 8, 2031	5,180	2,096	NT	$ 5,180
5203 - 5204			076C 10			5,323	2,154		$ 5,323
5205			076C 10, 11			2,634	1,066		$ 2,634
5206 - 5208			076C 10			7,715	3,122		$ 7,715
5209			076C 14			2,628	1,064		$ 2,628
5213			076C 11			2,553	1,033		$ 2,553
5214			076C 10, 11			2,690	1,089		$ 2,690
5215			076C 11			2,679	1,084		$ 2,679
5362 - 5364			076C 13			7,882	3,135		$ 7,882
5365 - 5368			076C 11			10,154	4,180		$ 10,154
5369			076C 11, 14			2,551	1,045		$ 2,551
5370 - 5376	Diavik Diamond Mines (2012) Inc.	100	076C 11	October 7, 2011	October 7, 2032	18,351	7,316	NT	$ 18,351
5377			076C 11, 14			2,654	1,058		$ 2,654
5378 - 5380			076C 11			8,357	3,171		$ 8,357
5381			076C 10			2,570	1,045		$ 2,570
5382 - 5388	Diavik Diamond Mines (2012) Inc.	100		September 28, 2012	September 28, 2033	15,586	6,307	NT	$ 15,586
5394	Diavik Diamond Mines (2012) Inc.	100		January 16, 2002	January 16, 2023	2,186	885	NT	$ 2,186
5407	Diavik Diamond Mines (2012) Inc.	100		September 28, 2012	September 28, 2033	2,609	1,056	NT	$ 2,609
5409						1,519	615		$ 1,519
5411	Diavik Diamond Mines (2012) Inc.	100		December 8, 2010	December 8, 2031	1,756	711	NT	$ 1,756
5413						1,961	794		$ 1,961
5415						2,079	841		$ 2,079
5417	Diavik Diamond Mines (2012) Inc.	100		January 16, 2002	January 16, 2023	2,268	918	NT	$ 2,268
5419						2,373	960		$ 2,373
5421						1,250	506		$ 1,250
5423	Diavik Diamond Mines (2012) Inc.	100		March 5, 2002	March 5, 2023	1,178	477	NT	$ 1,178
5425						1,700	688		$ 1,700
4580 - 4581	Diavik Diamond Mines (2012) Inc.	100	076C 15	March 5, 2002	March 5, 2023	5,002	2,024	NU	$ 5,002
4582 - 4584			076C 14			5,955	2,410		$ 5,955
4585	Diavik Diamond Mines (2012) Inc.	100	076C 14	January 16, 2001	January 16, 2022	1,997	808	NU	$ 1,997
5395	Diavik Diamond Mines (2012) Inc.	100		January 16, 2002	January 16, 2023	408	165	NU	$ 408
5408	Diavik Diamond Mines (2012) Inc.	100		September 28, 2013	September 28, 2033	45	18	NU	$ 45
5410						863	349		$ 863
5412	Diavik Diamond Mines (2012) Inc.	100		December 8, 2010	December 8, 2031	750	304	NU	$ 750
5414						646	261		$ 646
5416						524	212		$ 524
5418	Diavik Diamond Mines (2012) Inc.	100		January 16, 2002	January 16, 2023	384	155	NU	$ 384
5420						250	101		$ 250
5422						1,353	548		$ 1,353
5424	Diavik Diamond Mines (2012) Inc.	100		March 5, 2002	March 5, 2023	1,099	445	NU	$ 1,099
5426						1,155	467		$ 1,155

Figure 2 shows a map of the leases held by DDMI. All of the mineral resources and mineral reserves described in this report, and all of the mine workings and associated facilities are contained within the property holdings described here. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves described in this report. Ongoing exploration areas, separate from the active mining operation and not included in the mine plans or this report, are also located entirely within the lease boundaries.

4.4      Surface Rights

On March 31, 2000, the federal government issued DDMI 30-year land leases for the mine site (all expire March 29, 2030) under the Territorial Lands Act.

4.5      Water Rights

In August 2000, a Class “A” Water Licence was granted under the Mackenzie Valley Resource Management Act. Various fisheries authorizations were granted under the Fisheries Act, and a Navigable Waters Permit (expires August 2030) was issued under the Navigable Water Protection Act.

The Water Licence requires periodic renewal and was renewed in 2007. With next expiry in November 2015, further renewal efforts are currently underway and on track.

4.6      Royalties

There are two net revenue royalties to third parties (outside of the Diavik Joint Venture) relevant to current production from the Diavik Diamond Mine, varying from approximately 1% to 2% of net revenues depending on where the production has come from.

Royalties are also payable to the government. Mines in the Northwest Territories that are situated on Crown lands must pay royalties based on the value of the output of the mine each year. Currently, such royalties payable are the lesser of:

  13% of the value of output of the mine that is subject to royalty; or
  An amount based on a sliding scale of royalty rates dependent upon the value of output of the mine, ranging from 5% for value of output between $10,000 and $5 million to 14% for value of output over $45 million.

4.7      Permits

A summary of permits and authorizations issued by jurisdiction is listed here:

  Water Licence W2007L2-0003      Wek’èezhìi Land and Water Board
  Fisheries Authorization                  Fisheries and Oceans Canada
  Navigable Waters Permit               Transportation Canada
  Explosive Permit                              Natural Resources Canada
  Land Use                                          Wek’èezhìi Land and Water Board
  Land Lease                                       Indian and Northern Affairs Canada
                                           (now devolved to the Government of the Northwest Territories)

DDMI on behalf of the Diavik Diamond Mine is in full compliance with all existing permits, authorizations and licences.

For the fourth kimberlite that is in development, A21, permits are up to date.

  Water Licence – An A21 dike, open pit and waste-rock pile are specifically included in the scope of the Water Licence which sets out conditions for altering, diverting or otherwise using water for mining.

  Fisheries Authorization – An A21 dike and open pit are also specifically included in the scope of the Fisheries Authorization which governs the monitoring and management of fish and their habitats.

  Navigable Waters Permit – This approval is administrative in nature, providing Transport Canada with advance (2–3 months) notice of an undertaking and a set of dike design drawings stamped by the engineer of record.

  Explosives Permit – The contracted explosives supplier, as the owner and operator of the bulk explosives manufacturing facility at the Diavik Diamond Mine, holds and is responsible for the federal explosives permit that governs the safety of personnel and property within specified radii surrounding explosives facilities. Since the start of the Diavik Diamond Mine in 2003, DDMI has worked with the explosives supplier to maintain the explosives permit through all of the mine’s planned developments.

  Land – The A21 project is located on existing land leases that provide access and use of the land for the purpose of mining. There are no associated terms and conditions that would restrict construction and operation of an A21 dike and open pit.

4.8      Environmental Liabilities

The Interim Closure and Reclamation Plan (“ICRP”) for the mine was submitted to and accepted by federal regulators prior to production start-up. Scientific research in a number of areas has been ongoing as well as community engagement and a quest for more inclusion of Traditional Knowledge. ICRP Progress Reports are prepared and submitted annually to report on the progress of these initiatives, and to date there have been three updates and resubmissions of the ICRP itself.

Mine closure plan submission, research programs, closure cost estimate, liability assessment and financial security for closure obligations are in place and up to date.

To date there have been no breaches or non-compliances in environmental or closure related regulations.

4.9      Comment

In the opinion of the QPs, the matters discussed in this section support the estimation of mineral resources and mineral reserves, based on the following:

  Ownership and management of the Diavik Diamond Mine is clear, well established, and has been free of dispute;

  Mining tenure, surface and water rights held are valid and sufficient to support the estimation and ongoing development of the mineral resources and mineral reserves;

  Renewal processes are in place, have been successful, and are ongoing;

  The required royalty payments to third parties and to the government are being honoured;

  All necessary permits and licences are in good standing;

  There are no outstanding environmental liabilities or deficiencies in mine closure planning and provisioning;

  To the extent known, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

5.      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      Accessibility

The Diavik Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round and by a 425 km ice road that is constructed annually in winter and that operates for only eight to ten weeks between January and March. Most of the bulk supplies required for the mine each year including fuels, lubricants, construction materials and explosives are transported over this road. A number of other mining, exploration and outfitting camps rely on this yearly ‘lifeline’ to/from Yellowknife. For year-round air access, the Diavik Diamond Mine has a 1,600 m long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft and Avro RJ85 regional jet.

Most employees work a rotation of two weeks at the mine followed by two weeks at home. Managerial staff work four days at the mine followed by three days off-site. Corporate staff in Yellowknife work Mondays to Fridays.

5.2      Climate

This area is within the Canadian sub-arctic where cold winter conditions predominate for the majority of the year. Approximately five months of the year have spring/summer/autumn weather where daytime temperatures are above freezing.

The mean annual temperature at the Diavik property is –12o C. Temperatures in summer months can exceed 25o C. The average minimum temperature is –35o C in January, although extremes have reached below –50o C.

The site is generally windy with velocities averaging 20 km/h on typical days and the 100 year extreme exceeding 90 km/hr.

The mean annual precipitation is relatively sparse at approximately 375 mm, 60% of which falls as snow.

Available daylight ranges from a minimum of four hours per day in December to a maximum of 22 hours in June.

The mine operates 24 hours per day year-round, except during whiteout conditions when lack of visibility imposes unsafe working conditions. Whiteouts typically last 8 to 12 hours and occur about four times in the winter each year.

5.3      Local Resources and Infrastructure

The Diavik Diamond Mine is located 300 km northeast of Yellowknife, capital city of the Northwest Territories. Yellowknife is home to roughly half of the territory’s population of approximately 40,000 people, and is the Diavik Diamond Mine’s nearest major centre for transportation and commerce. DDDLP and DDMI both have their corporate offices in Yellowknife. Yellowknife offers most of the basic amenities found in any urban centre. The nearest large city to Yellowknife is Edmonton, located due south via an 18-hour drive or by several daily flights offered by four commercial airlines including Air Canada.

The remoteness of the mine requires it to operate as a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, providing wholesome meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site. Figure 3 is an aerial view of the mine site’s general layout.

Approximately 49% of the mine’s operating workforce of over 900 people are residents of the Northwest Territories or Nunavut. These northern employees come from a dozen communities as well as Yellowknife. Approximately half of the northern resident employees, or 24% of the total workforce, is aboriginal. The proportion of non-aboriginal workers is a mixture of ethnic backgrounds and includes northern residents, residents of other parts of Canada, and a small number of internationals working under visas.

DDMI is party to a socio-economic monitoring agreement (“SEMA”) with the territorial government and certain aboriginal groups within the region to formalize employment and training opportunities, business development, and capacity-building initiatives. Participation Agreements that were agreed prior to the mine start-up are long-term and are ongoing between DDMI and the Tli Cho Government, the Yellowknives Dene First Nation, the North Slave Métis Alliance, the Kitikmeot Inuit Association, and the Lutsel K’e Dene First Nation.

The workplace is non-unionized and cross-cultural, based on care and respect with zero tolerance for harassment, discrimination or gender bias. For the third year in a row, Diavik was again selected as one of ‘CANADA’S TOP 100 EMPLOYERS’ for 2014. In attracting and retaining workers, the Diavik Diamond Mine competes with two other operating diamond mines and one diamond mine starting up in the region and has also been impacted by labour demand from the oil sands operations in Alberta to the south.

Local northern businesses provide a significant share of necessary goods and services in support of the Diavik Diamond Mine. Prevailing percentages of operational spending with northern businesses (northern spending for 2014 was 76%) mirrors the mine’s life-to-date average of 72% of total spending since 2000 being with northern businesses with more than half of that northern total being with aboriginal enterprises and their joint venture companies.

5.4      Physiography

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures.

The elevation of the flat topography typically ranges between 400 to 435 m above sea level.

Lac de Gras varies from 4 m to more than 25 m deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system.

Lake trout, whitefish, arctic grayling, cisco and slimy sculpin are among the fish that can be found in the lakes. The population of birds and waterfowl is small as they are mainly summer residents although owls, hawks, falcons and ravens can be present year-round. Caribou are sometimes seen around the mine site as they migrate through the area to access spring calving and winter forage grounds. Grizzly bears, wolves, foxes, wolverines, arctic hare and other small mammals are also present at various times of the year.

The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Diamond Mine.

5.5      Comment

In the opinion of the QPs:

  The land is able to accommodate the facilities, infrastructure and activities necessary to support current and planned development of the mineral resources and reserves;

  The mine is not lacking any necessary facilities, infrastructure or logistical arrangements;

  The seasonal climates and wildlife of the region are well understood and managed through comprehensive procedures and processes, appropriately designed facilities, well-planned logistics, and employee communication/awareness.

  The mine has a permanent workforce sufficient to operate, with turnover and attrition being offset by ongoing attraction and retention efforts;

  A base of local businesses and joint ventures exists in the region that provides many goods and services to the mine, leaving only a fraction of requirements brought in from outside of the region;

  There is reasonable expectation that land, infrastructure, workforce, and local and external goods and services will continue to support the development of the mineral resources and mineral reserves of the Diavik Diamond Mine.

6.      HISTORY

6.1      Ownership History

Aber Resources Ltd. began staking mineral claims in the Lac de Gras area of the Mackenzie Mining District, Northwest Territories, in November 1991. Through an option agreement dated June 1, 1992, Kennecott Canada Inc. (“Kennecott”) acquired the right to earn a 60% joint venture interest in the Diavik claim blocks of Aber Resources Ltd. Kennecott exercised its rights under the option agreement following the discovery of four diamond-bearing kimberlite pipes just off the eastern shore of East Island in Lac de Gras. The Diavik Joint Venture was consummated on March 23, 1995, with Kennecott initially appointed as manager.

Kennecott assigned its rights and interests to Diavik Diamond Mines Inc. on November 29, 1996. Both Kennecott and Diavik Diamond Mines Inc. are subsidiaries of UK-based Rio Tinto plc.

Aber Resources Ltd. became Aber Diamond Corporation and assigned its rights and interests to a separate entity formed for the project, Aber Diamond Mines Ltd., on January 30, 1998. In November 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation after acquiring Harry Winston Inc., a luxury jewelry and watch retail business, in 2006. Subsequently, Aber Diamond Mines Ltd. changed its name to Harry Winston Diamond Mines Ltd. In a March 26, 2013 announcement, Harry Winston Diamond Corporation changed its name to Dominion Diamond Corporation after completing a divestment of the Harry Winston luxury brand segment. The Diavik activities of Harry Winston Diamond Mines Ltd. were transferred to DDDLP.

Diavik Diamond Mines Inc. has other Rio Tinto assets other than diamonds. In 2012, a 100% owned direct subsidiary was created, called Diavik Diamond Mines (2012) Inc., so that all of the Diavik diamond assets could be transferred to the subsidiary for administrative reasons. The new entity and name was adopted effective January 1, 2014.

The current ownership of the Diavik Diamond Mine continues to be a joint venture arrangement with 60% held by operator and manager DDMI and 40% held by DDDLP. Despite corporate name changes, ownership of the mine has not changed since the project’s inception.

6.2      Exploration History

Airborne geophysical techniques and heavy mineral sampling in till were applied to identify targets which were then ranked in order of priority for additional exploration by more detailed geophysics and sampling. The most prospective targets were then drilled to define the extent of the kimberlite (delineation drilling) and for micro-diamond determination. If results were encouraging, large diameter core (“LDC”) holes were drilled to obtain mini-bulk samples (6 in. diameter core to depths of 250 m followed by 3.5 in. diameter (PQ) to the end of hole). Four potentially economic kimberlite pipes were discovered by the Diavik Joint Venture under the waters of Lac de Gras adjacent to East Island.

The first economically viable pipe, A21, was discovered on the property in April 1994, followed by A154N and A154S in May of 1994 and finally A418 in May of 1995.

An order-of-magnitude (OOM) study was undertaken between discovery and December 1995 and included ten LDC drill holes in A154S and two LDC drill holes in A154N. The OOM also included 36 delineation core holes.

A subsequent pre-feasibility study (PFS) between January 1996 and September 1997 included an additional five LDC drill holes in A154S, ten LDC drill holes in A154N, nine LDC drill holes in A418 and six LDC drill holes in A21. Included in the PFS were 27 supplementary delineation drill holes, a ~2,500-tonne underground bulk sample from A154S and an underground bulk sample in A418 of ~3,500 tonnes for price definition. Due to the highly profitable values determined for A154S and A418 no further resource evaluation was carried out before the decision was made to begin engineering and planning for production.

6.3      Mineral Resource and Reserve Model History

The initial resource estimate was completed in 1998 for the Diavik project which comprised A154S, A154N, A418 and A21. This estimate included all of the drilling done between discovery in 1994 and 1997, as well price estimates from the underground bulk samples collected in A154S and A418 (Ravenscroft, 1998). The estimate was used as the basis for the July 1999 Diavik feasibility study prepared by DDMI with SNC-Lavalin. Following economic analysis of the project, a production decision was taken to develop the Diavik Diamond Mine.

No updates to the estimation were made until 2004 when large diameter reverse circulation (“LDRC”) drilling was begun. In 2004 an external review of the estimation parameters challenged the prevailing assumption that the mean stone size (“MSS”) used in the grade estimation was constant (Isaaks, 2004). The accuracy of the calculated MSS value was also in question due to the relatively small number of LDC stones used to calculate it. While any local variation in MSS would make no difference to the global grade, the local grades could be significantly over or underestimated on a bench by bench basis. As the mine was now in production and was based on ten-metre benches in the open pit a decision was made to switch to a direct carats-per-tonne (“cpt”) estimation using measured actual values that were now available, rather than continuing to calculate grades using estimated stones-per-tonne (“spt”) multiplied by a global MSS.

In 2005 an internal review of the estimation parameters (Abzalov, 2005) had similarly important revelations. Comparison of the spt and cpt estimations showed that the cpt estimations better honoured the local variations in the pipes at Diavik. Also, comparison showed that geologically constrained and unconstrained estimation models produced similar results. With the addition of the 2004 LDRC sampling in A418 and A154N, there appeared to be statistically insignificant differences between the mean cpt grades of samples collected from the different geology units. The exception to this lack of difference was the low-grade MUDX unit in A418 that had been assigned an average grade due to its small volume and lack of samples.

From 2005 onward, model updates were carried out annually to incorporate new sample data and pipe contact information in annual mineral resource and mineral reserve reporting. Starting in 2012 and continuing to the present, resource updates are done every six months in order to use best available information for the annual business planning process which occurs mid-year.

6.4      Mining History

On the basis of the July 1999 feasibility study for the mine, DDMI and Dominion (then Aber) proceeded with implementation of the project. The Diavik Diamonds Project Environmental Assessment documents had been submitted to the federal government in September 1998, and in early November 1999 the federal minister of the environment approved the Diavik Diamonds Project for permitting and licencing. In March 2000, an Environmental Agreement was signed and the Department of Indian Affairs and Northern Development (now Aboriginal Affairs and Northern Development Canada) issued permits to allow DDMI to commence construction.

Construction on site commenced in 2001 and continued into early 2003. Equipment, construction materials, fuel and supplies were trucked to the site on the annual winter road. Site facilities built include an ore processing plant, diesel-fired power generation plant, electrical distribution networks, boiler house, maintenance shops, office complex, accommodation and recreation facilities, fuel storage tanks, processed kimberlite (tailings) containment, water storage and treatment facilities, and an airstrip.

A 3.9 km long water retention dike was constructed around the planned site of the A154 open pit. After dewatering the pool within the dike, lake-bottom sediments and till overburden were removed to expose the A154S and A154N pipes for mining. Initial mining and trial processing of kimberlite commenced in November 2002. Commercial production commenced in January 2003 with first sales taking place later that year.

During 2005 and 2006, a second dike 1.3 km long was built around the planned A418 open pit adjacent to the A154 open pit. Following dewatering of the enclosed A418 pool in November 2006, removal of lake-bottom sediments and till overburden began in December 2006. Mining of the two open pits was concurrent and carried out by the same single crew. A418 kimberlite became available during 2008.

Also in 2005, an underground decline was started in order to explore and bulk-sample the A418, A154N and A154S pipes at depth as well as to collect engineering data for designing the underground mining of these kimberlites below the open pits. Engineering feasibility and economic studies took place from June 2005 to July 2007 which led to corporate approvals to proceed with underground mining in the three pipes to be phased in as open pit production tapered off.

The open pit portion of A154N was depleted in July 2008, leaving only A154S kimberlite coming from the A154 open pit. This coincided with A418 kimberlite becoming available from the adjacent new A418 open pit in May 2008. Volumes of A418 increased steadily as the A154 open pit approached bottom and the volumes of A154S steadily decreased.

Production was curtailed for 2009 due to demand and price disruption associated with a global financial crisis occurring at the time.

Underground production commenced in February 2010 from A154N and in August from A154S. This was the start of a three-year underground production ramp-up and transition period during which the existing open pits would phase out and Diavik would become an underground mine. By the end of 2010 the open pit portion of A154S was completed, leaving only A418 open pit.

In September 2012, open pit mining in A418 finished and Diavik became a fully underground mine with the immediate commencement of underground production from A418 added to that of A154N and A154S. Stockpiles from the open pit lasted into 2013. As an underground mine, Diavik’s production comes from all three production pipes concurrently.

Table 2 shows Diavik production by year from start-up to the end of 2014 (on a 100% JV basis).

Table 2           Diavik Diamond Mine production (100%)

Calendar Year	OPEN PIT			UNDERGROUND			TOTAL
	Tonnes 000s	Carats 000s	Carats per Tonne	Tonnes 000s	Carats 000s	Carats per Tonne	Tonnes 000s	Carats 000s	Carats per Tonne
2003	1,193	3,833	3.2	-	-	-	1,193	3,833	3.2
2004	1,950	7,575	3.9	-	-	-	1,950	7,575	3.9
2005	2,222	8,271	3.7	-	-	-	2,222	8,271	3.7
2006	2,331	9,829	4.2	-	-	-	2,331	9,829	4.2
2007	2,400	11,943	5.0	-	-	-	2,400	11,943	5.0
2008	2,414	9,225	3.8	-	-	-	2,414	9,225	3.8
2009	1,359	5,565	4.1	-	-	-	1,359	5,565	4.1
2010	1,765	5,625	3.2	326	875	2.7	2,091	6,500	3.1
2011	1,768	5,531	3.1	465	1,146	2.5	2,234	6,677	3.0
2012	1,116	4,006	3.6	942	3,224	3.4	2,058	7,230	3.5
2013	161	465	2.9	1,956	6,778	3.5	2,116	7,243	3.4
2014	-	-	-	2,277	7,233	3.2	2,277	7,233	3.2
Totals	18,680	71,867	3.8	5,966	19,256	3.2	24,646	91,122	3.7

The Diavik Diamond Mine was designed for 1.5 million tonnes processed per year, but has exceeded that rate consistently after the first year. The underground feasibility study approved in 2007 was for the original ‘nameplate’ capacity of 1.5 million tonnes per year delivered to the plant. Although underground output has not been as high as it was from open pit mining, the underground mine has also exceeded initial expectations to date.

The fourth kimberlite, A21, received corporate approvals for development in November 2014. A third dike and open pit is planned and construction is commencing in 2015. Completion of the dike and pool dewatering is expected in early 2018, followed by pre-production stripping leading to first kimberlite production by the end of 2018. Surface mining at A21 does not extend the mine life but strengthens the business by complementing production from an increasingly deepening underground mine. The timing of the capital investment and maximum benefit for the mine as a whole were considerations in the strategic timing of A21.

7.      GEOLOGICAL SETTING AND MINERALIZATION

7.1      Regional and Project Geology

The Diavik Diamond Mine is situated on East Island in Lac de Gras located in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield. Figure 4 is an overview of the regional geology of the Slave Structural Province.

Regional geological mapping of the area is limited to the 1:253,440 scale maps of Folinsbee (1949; NTS 76D) and of Lord and Barnes (1954; NTS 76C); Kjarsgaard and Wyllie (1993, 1994) mapped the area immediately north of East Island at 1:50,000 scale. Each of these studies has identified three main Archean lithological suites:

1)	greywacke-mudstone metaturbidites;
2)	biotite ± hornblende tonalite to quartz diorite; and
3)	two-mica or K-spar-porphyritic granite and granodiorite.

Each unit has a distinctive and internally consistent geochemical signature. The ca. 2610–2600 Ma tonalite-quartz diorite intruded the vast metaturbidite terrane as a steep-sided stock centred on southern East Island. The two-mica granitoids form a ca. 2590–2580 Ma dyke-and-sill complex which tended to “split and separate” the metaturbidites, both horizontally and vertically, into variably sized blocks, each which retained its original orientation. Accurate predictions on the size, continuity, and position of the metaturbidite blocks will be difficult in the complex transitional zones of northeastern East Island. At least three sets of Proterozoic diabase dykes stitch the Archean rocks. Figure 5 shows the geology of the East Island.

Figure 5 shows the general geology of East Island in Lac de Gras.

Metasedimentary rocks, comprising metamorphosed greywacke, siltstone, and mudstone (i.e. psammite to pelite), are preserved in an east-southeast trending corridor through central East Island. These rocks exhibit many features ascribed to turbidity deposition, including graded beds, and are typical of the vast metaturbidite domains which account for approximately 25% (Padgham & Fyson, 1992) of the Slave Structural Province.

Southwestern East Island is dominated by white- to grey-weathering, medium-grained tonalite to quartz diorite. Principal components are equal-sized biotite and hornblende (to 35% total) and plagioclase; quartz contents range up to 10%. Local alteration zones contain epidote, sericite, and chlorite in response to saussuritization of plagioclase. A weak foliation and/or steep lineation commonly develops in the generally homogeneous intrusion. Contact relationships with metaturbidites suggest that the intrusion is a steep-sided stock lacking extensive veining or dykes into the surrounding country rock. Metasedimentary xenoliths or rafts (to 50 m maximum dimension) are randomly oriented and indicate a stoping mechanism of emplacement. A zone of extensive xenoliths along the southwestern shore of East Island, and metasediments encountered in lake-bottom drill holes to the east, south and northwest suggest the intrusion is not laterally extensive beneath Lac de Gras.

A suite of compositionally and texturally variable granite and granodiorite occupies much of the north and east areas of mapping and is assumed to be contiguous with a regional suite of two-mica granitoids. The primary constituents of all phases are quartz, K-spar (primarily microcline), plagioclase, muscovite, and biotite. Distinctive accessory minerals include tourmaline, blue-green apatite, and garnet. Clusters of fine-grained magnetite occur in a pinkish generally fine-grained granite of southwestern East Island. Other subdivisions of the suite are recognized, but are not distinguished in Figure 5 due to their diffuse and transitional interrelationships. The two-mica granitoids are believed to be representative of a voluminous pan-Slave suite of 2590–2580 Ma granite, granodiorite, and pegmatite which largely postdates the development of the dominant regional foliation (e.g. “C6 - Contwoyto Suite”; van Breemen et al., 1992).

At least three sets of diabase dykes are distinguished on the basis of orientation, and can be correlated with Proterozoic swarms of the central Slave Province as described and dated by LeCheminant and van Breemen (1994). The surface trace of the dykes is largely inferred from aeromagnetic signatures. Dykes of different swarms are texturally indistinguishable. Individual dykes are irregular in width, strike, and dip (90o ± 35o) along their length, and are commonly arranged en echelon within sets:

a)	NE-striking dykes, including a 7 m wide example traceable across most of East Island, are correlated with the ca. 2.23 Ga Malley (or Contwoyto) swarm.

b)

NNE-striking dykes near the east margin of East Island are correlated with the ca. 2.02 Ga Lac de Gras swarm. These are the widest (~55 m) dykes encountered in outcrop and drill core but exhibit pronounced variations along their length.

c)

NW-striking dykes of the eastern map area are correlated with the ca. 1.27 Ga Mackenzie swarm. The intense magnetic signature relative to their width (~15 m) distinguishes these dykes from similarly oriented members of the Paleoproterozoic Indin swarm of the southwestern Slave Province (Stubley 1998).

A single, steep, generally northwest-trending foliation is developed in the metaturbidites and most of the tonalite-quartz diorite, but is only locally developed in the two-mica granitoid suite. This dominant foliation is interpreted to have developed during regional 2600–2590 Ma deformation which overlapped with the peak of metamorphism. Subsequent deformation includes broad warping of the dominant foliation and local development of mm- to cm-scale crenulations. Numerous lineaments in the tonalite domain are sites of truncation of pervasive pegmatite dykes and are interpreted as faults. Double Bay Fault forms a pronounced east-southeast trending lineament through central East Island; kinematic indicators in adjacent metaturbidites consistently suggest sub-horizontal dextral displacement, but of unknown magnitude. The recessive nature of the faults precludes outcrop examination of displacement surfaces, but is indicative of increased susceptibility to erosion and of contrasts in mechanical properties between the fault zones and the country rock.

Characteristic joint patterns are developed in each rock suite, and each reflects the host rock’s internal heterogeneity. The dominant fracture set in the metaturbidites is parallel to sub-vertical bedding. However, an east-west striking set observed in both granitoid domains is not evident in the metaturbidites. The two-mica granitoid domain is characterized by an undulatory sub-horizontal joint set and a sub-vertical set which is sub-parallel to bedding in the adjacent metaturbidites, and these two sets reflect the internal multiphase dyke-and-sill geometry of the intrusion. Only one joint set is well expressed in all rock units and it strikes north-northeast parallel to the alignment of known kimberlite pipes at East Island. This pervasive joint set likely developed in response to the kimberlite emplacement event(s); identification of discrete regional-scale features (e.g. faults) which controlled kimberlite emplacement remains elusive (Stubley, 1998).

The kimberlites themselves are Eocene (54–58 Ma) volcanic deposits which intruded the older Archean (2.5 –2.8 Ga) granitoid and metasedimentary rocks of the Slave Craton in Canada’s Northwest Territories. The kimberlites and their host rocks were then covered by a Quaternary glacial till which was generally up to 40 m thick in the immediate vicinity of the pipes.

7.2      Comment

The QPs believe that the understanding of the geological setting, lithology, structures and alterations associated with the emplacement, geometry and continuity of kimberlite for the pipes in the area is sufficient to support estimation of mineral resources and mineral reserves.

8.      DEPOSIT TYPES

The mineral resource and reserve for the Diavik Diamond Mine consists of four diamond-bearing kimberlite pipes located under water in Lac de Gras. The pipes are relatively small, each having surface expressions less than 200 m in diameter, but they are high in grade. The kimberlite pipes that underpin the present mining plan are named A154S, A154N and A418. The fourth pipe, A21, is fully permitted for mining and in November 2014 received corporate approvals to commence the stages of construction toward its development as an addition to the mine plan. Figure 6 shows the mine site layout and the location of the kimberlite pipes.

Diamonds are generally included as xenocrysts in kimberlite magma as it is formed and ascends through the upper mantle and crust. As the earth’s surface is approached, the kimberlite magma, which is rich in volatiles such as CO2, erupts explosively to form the characteristic root-shaped pipe structure. Abundant kimberlite is erupted as pyroclastic ejecta and falls both within and adjacent to the pipe. The pipe is filled with a combination of pyroclastic kimberlite, hypabyssal kimberlite, and country rock that slumped back into the pipe. At Lac de Gras, the tops of the pipes were removed by continental glaciation. The kimberlites are softer than the surrounding rocks so that depressions were formed after the glaciers retreated and filled with water to become lakes. When the pipes occur under larger lakes, such as Lac de Gras, the pipes typically lie beneath small depressions on the lake bottom.

The Diavik kimberlite pipes are made up of three facies:

  coherent (HK),
  pyroclastic (PK) and
  volcaniclastic (VK).

The HK facies is formed by the crystallization of kimberlite magma, often at depth, and has not been explosively emplaced. The PK facies at Diavik is interpreted as an explosive air-fall deposit which may have been deposited in water. The VK facies is formed by a mixture of pyroclastic deposition and re-sedimentation of pyroclastic kimberlite and host material from a volcanic edifice which flows back into the open crater remaining after eruption. The pipes also contain varying amounts of host rock dilution which was incorporated during the eruption. Figure 7 is a general illustration of the internal geology of the Diavik project kimberlites.

The kimberlite within each pipe has been subdivided into four to seven units for resource modeling. Units were broadly defined with the purpose of correlation across each pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade, as well as geotechnical and processing characteristics. All drill holes which intersect kimberlite were logged according to a prescribed set of standards. All exposed kimberlite surfaces were also mapped as mining progresses both in-pit and underground.

8.1      Comment

In the opinion of the QPs, the Diavik kimberlite pipes are of a type having much in common with other pipes in the area that are reasonably understood by practitioners familiar with such deposits. The exploration and evaluation programs completed to date have been appropriate for the setting and mineralization of the project pipes. Ongoing sampling and delineation in support of the producing mine is furthering the knowledge of the internal geology of the pipes.

9.      EXPLORATION

9.1      Geophysical Survey

In order to identify drilling targets, Aber Resources contracted Geonex Aerodat Inc. to conduct a helicopter-borne electromagnetic survey. Flown between April and June of 1992 at a nominal line spacing of 150 m, a total of twenty 149 line-kilometres of data were collected. This line spacing was selected based on the average size of economic kimberlites identified to that point in time. Targets arising from this survey resulted in the discovery of 35 kimberlites, including all four mine pipes.

The magnetic targets were selected first and were ranked from first priority to fourth priority based on the shape of the anomaly, particularly the distinct circular and ovoid negative anomalies. Although some of the electromagnetic anomalies were also ranked A and B, these were not targeted until the third year of exploration as drilling of the magnetic lows was so successful. Due to the relatively high flight height and large line spacing, airborne targets required confirmation with ground surveys prior to targeted drilling. Chief among these are ground magnetic surveys. These were collected with a picketed station location and a mean interval of 12.5 m across lines with a nominal spacing of 50 m.

Also used as a follow-up to airborne magnetic surveys, ground gravity was used in target discrimination on all four of the project pipes. Station separation for ground gravity surveys is generally in the order of 50–100 m depending on expected target size, with standard Bouger corrections performed using a density of 2.67 g/cm3. The lower average density of certain facies of kimberlite when compared with the intrusive rocks of the Canadian Shield leads to a detectable signature.

9.2      Geological Mapping

A twenty-day mapping project was undertaken in July 1998 to interpret the geological setting of the diamondiferous kimberlite pipes at East Island, Lac de Gras. Principal objectives were to outline the main rock types and structural features of the area, with emphasis on geotechnical aspects which could influence decisions during planning for mine development. Details of this work can be seen in section 7.2 (Stubley, 1998).

DDMI drilled 40 new "deep till" holes and collected approximately 2,000 till samples from a portion of the property in summer 2012. To provide context for these data, previous surficial geology work in the area was synthesized and a surficial geology map was produced.

In terms of the Quaternary event history, the stratigraphic succession is interpreted to record (1) erosion of the bedrock surface beneath an actively flowing, wet-based glacier (striations; roche moutonnées), followed by (2) gradual stagnation of the glacier, which led to a general sequence of erosional and depositional events — first, sub-glacial deposition (melt-out till), then subglacial meltwater erosion (meltwater corridors) and ice-contact meltwater deposition (eskers), and, finally, gentle let-down of the remaining debris from the ice onto the landscape (sparse boulders; rare mounds of loose ablation till). The glacier maintained a north-westward ice-surface slope during stagnation, given the orientation of meltwater corridors and eskers. Glaciolacustrine mud units, beaches, alluvium, and organic-rich units are rare but present locally (Cummings, 2012).

9.3      Exploration Programs

Once geophysical targets were ranked for priority, the next exploration step was to carry out frost boil till sampling, stream heavy mineral sampling, and beach sampling from sites selected down-ice from the geophysical targets in order to find down-ice diamond indicator mineral (kimberlite indicator mineral, or “KIM”) expressions. This was begun in the summer field season of 1992. Samples were generally 15 litres in size, and were collected at a grid spacing of approximately 2 km. Current sampling methodologies on the property assume collecting a pre-screened (3 cm mesh) sample of glacial till, though many of the original samples targeted eskers due to their higher concentrations of indicator minerals. As the till sampling was slow in turnaround (often more than a year) it was not the main method in the first stages of the exploration.

Exploration on the property continued until 2013 with an annual budget devoted to additional geophysical surveying, till sampling, mapping and drilling. There are currently no active exploration programs underway at Diavik. A compilation report reviewing all available data on the 67 non-economic kimberlites on the property is in progress and expected to be completed by late 2015.

9.4      Hydrology and Geotechnical Studies

Geotechnical and hydrological studies for the purposes of mine development began as early as 1995 with early scoping-level studies of various excavation options by several firms based on relatively limited data at the time. Contributors during 1995 to 1999 included Steffen Robertson and Kirsten (Canada) Inc., Call & Nicholas, Inc., Redpath McIntosh Engineering, Inc., MRDI Canada (a division of H.A. Simons Ltd.), Golder Associates Ltd., and DDMI staff at the time. In particular, Call & Nicholas established much of the geotechnical guidance for the feasibility open pit designs and conceptual underground plans leading up to the feasibility study on which the project was approved. After the mine was approved for construction, Golder Associates became Diavik’s primary geotechnical and hydrological (as well as environmental sciences) consultant.

Since project inception and continuing to the present day, innumerable field programs have been conducted and extensive data sets and analyses have been amassed which have supported past and ongoing mine designs/updates and development plans. Synergies have been sought wherever possible such that geotechnical and/or hydrology information might be gained from resource geology drilling while geology information might be gained from geotechnical and/or hydrology efforts within kimberlite, or perhaps the sharing of equipment/crews or mobilization costs may be possible.

For the A154N/S and A418 pipes, geomechanics and hydrology are based on the open pit and dikes and the underground as an integrated system. In addition to structural modeling, a discrete fracture network and flow model was also developed for Diavik. Geotechnical monitoring, data collection, analysis and mine design review are ongoing along with hydrological probing and control in support of Diavik as a fully underground mine that is deepening steadily with time.

The approved A21 open pit and dike are approximately four kilometres away from the main Diavik mining location and is a separate geotechnical and hydrologic system. Geotechnical field investigation and hydrological assessment for the A21 area began in 2005 when detailed feasibility studies for the proposed A21 dike and open pit first began. The work included the advance of an underground decline into A21 as well as probing from surface. The data collected and assessments made have supported the engineering of a suitable dike and the study of several mining options for A21 including the concept that has been approved for construction. Further confirmatory/infill geotechnical drilling is planned as part of the A21 dike construction. Targeted aquifer testing is also planned for confirming hydrology behaviour for the A21 open pit in order to affirm the pit slope depressurization requirements and expected final wall angles that will determine the ultimate depth of the pit.

9.5      Comment

The QPs feel that the exploration programs completed to date have been appropriate to the style of the kimberlite pipes in the area of the Diavik Diamond Mine. The work to date has discovered more than 70 kimberlite pipes and taken the four economic ones through evaluation and development to safe and sustainable production. Potential for discovery and development of further economic pipes is considered to be low at this time.

10.     DRILLING

10.1      Core Drilling

The Diavik kimberlite pipes make sharp contacts with the granitoid host rock and all the material within the contact is mined and processed. This contact was initially defined by pierce point drill hole data at the order-of-magnitude level of study. These pierce points provided indicative sizes and shapes for the kimberlitic bodies. During the pre-feasibility studies, additional delineation holes were drilled with particular focus on A154S and A418. This additional delineation drilling was used to calculate volumes and spatial dimensions, which were subsequently used for initial pit designs. Additional delineation drilling, used to guide volume updates, has been conducted in each of the four pipes at Diavik increasing significantly the number of pierce points since the initial 1998 resource modeling. Since the commencement of underground mining in 2010, additional pierce points have been added to the models with the results from underground probe drilling that has been adopted in order to delineate the kimberlite contact at close range. As the pipes are mined, exposed clean contacts are surveyed and these as-mined contact points are added to the pipe outline. At this advanced stage of production the three production pipes are very well defined, except at great depth. Table 3 shows a tally of pierce points for each of the pipes.

Table 3             Pierce points used to model kimberlite pipes

Pipe	Total Drill Holes	Total Pierce Points	Total Survey Points
A154S	212	137	35,994
A154N	223	183	11,134
A418	208	189	48,560
A21	43	31	74

Initial work on the property in 1995 included large diameter core (“LDC”) holes that were drilled in each pipe to extract samples large enough for macrodiamond (>1mm) recovery. LDC holes were drilled vertically, starting with six-inch core and stepping down to three- to four-inch core at depths of around 250 m (due to drilling equipment limitations). Samples were recovered in varying lengths (nominally 15 m for six-inch core and 25 m for three- and four-inch core) attempting to maintain a constant sample weight and yielding a minimum of around 30 stones per sample. In the LDC holes drilled in 1995 in A154S (ten holes) and A154N (two holes), a maximum drilling depth of 250 m was achieved.

An additional 30 LDC holes were drilled vertically in 1996 and 1997, again starting with six inch core and stepping down to three to four inch core at depths of around 250 m (due to drilling equipment limitations). Samples were recovered in varying lengths (nominally 15 m for six-inch core and 25 m for three and four inch core) attempting to maintain a constant sample weight and yielding a minimum of around 30 stones per sample. In the LDC holes drilled in 1996 in A154S (five holes) and A154N (ten holes), a maximum drilling depth of 530 m was achieved. In A418 nine LDC holes were drilled to a depth of 450 m. Six LDC holes were drilled in the A21 pipe in to a maximum depth of 370 m. Holes were drilled on a roughly 30 m to 50 m grid covering each pipe’s surface area.

10.2      Large-Diameter Reverse-Circulation Drilling

Beyond feasibility requirements, additional grade data was required for greater accuracy in production-scale forecasting. Bulk sampling from large-diameter reverse circulation (“LDRC”) drilling was carried out from lake ice as well as within the open pits while being actively mined. LDRC holes have been drilled in all of the project pipes to improve resource definition since the mine started up. Over time, this additional sampling has increased confidence to levels sufficient to support the advancement of proven and probable reserve boundaries ahead of underground mining.

After the mine start-up, drilling before mining commenced – including drilling from lake ice prior to mine development – was possible for A154N, A418 and A21. A 2004 in-pit LDRC program for A154N sought to increase local grade confidence in the upper part of the pipe as well as to drill deep LDRC holes to produce a package of diamonds for further price valuation. A418 was also a focus in 2004 as well as 2005 during which LDRC drilling was conducted from lake ice to the bottom of the open pit that was being planned at the time. LDRC drilling from lake ice was also carried out for A21, in 2008, to augment an underground bulk sample that had been mined in 2007.

LDRC drilling in A154S was performed only after completion of open pit mining there, in 2009, in preparation for underground mining that would commence the following year. The holes were designed to drill to the pipe/granite contact to capture the narrowing of the pipe toward the bottom.

In 2011, in-pit LDRC drilling also took place in A418 which extended the reserve into the underground mining of the pipe that would commence in late 2012. As in the 2009 program for A154S, the A418 holes were also designed to reach the pipe/granite contact to ascertain the tapering dimensions of the pipe as the bottom is approached.

All of the LDRC holes were vertical and diameters ranged from 13.75” to 24” depending on the grade of the pipe. The samples were planned to coincide with mining levels and were collected in 10-m increments down the hole. Chip samples were taken every three metres and were logged to determine the geology unit of each sample as well.

10.3      Other Sampling

On two occasions when grade reconciliation was consistently negative for a period of time, a set of mini-bulk samples of approximately two tonnes each were collected on a single bench (one occasion in A154S and another in A418).

Since the transition to underground mining, samples were collected from development drifts in A154S, A154N and A418 as mining progressed. In areas where grade samples had not been collected previously, two to four tonne samples were collected from the mined ore. The samples were sent to Rio Tinto’s mineral processing laboratory in Thunder Bay, Ontario, and treated in the same manner as the LDRC samples.

10.4      Sampling Summary

The grade definition sampling available for grade estimation at Diavik in each of the four project pipes is summarized in Tables 4–7.

Table 4           A154N drilling programs

Year	Type	Number of Drill Holes	Number of Samples	Total Weight (t)	Diameter	Average Spacing (m)	Target Number of Stones per Sample
1995/1996	LDC	10	130	72	6"	30–50	30
2004	LDRC	10	136	1,000	13.75"	25	150
2011	LDRC	3	113	463	17.5"	25	150
Various	UG Minis		57	147		infill	100
Total		23	402	1,612

Table 5           A154S drilling programs

Year	Type	Number of Drill Holes	Number of Samples	Total Weight (t)	Diameter	Average Spacing (m)	Target Number of Stones per Sample
1995	LDC	8	63	56	6"	30–50	30
1997	LDC	5	94	56	6"	30–50	30
2009	LDRC	14	212	557	13.75"	25	200
Various	Pit/UG Minis		22	45		infill	100
Total		27	388	707

Table 6           A418 drilling programs

Year	Type	Number of Drill Holes	Number of Samples	Total Weight (t)	Diameter	Average Spacing (m)	Target Number of Stones per Sample
1996	LDC	9	77	63	6"	30–50	30
2004/2005	LDRC	11	144	328	24"	30	100
2011	LDRC	10	332	1,403	17.5"	25	200
Various	Pit/UG Minis		61	169		infill	100
Total		30	602	1,928

Table 7           A21 drilling programs

Year	Type	Number of Drill Holes	Number of Samples	Total Weight (t)	Diameter	Average Spacing (m)	Target Number of Stones per Sample
1996/1997	LDC	6	66	31	6"	30–50	30
2008	LDRC	9	123	504	22"	30	150
Total		15	189	535

Figures 8–11 show where holes have been drilled into each of the Diavik kimberlites: A154N, A154S, A418 and A21.

10.5      Drilling for Seismic Reflection

Borehole seismics was used to augment pierce points for delineating the kimberlite contact at depth. 3D seismic surveys were completed in four boreholes adjacent to the A154N kimberlite and one borehole near the A418 kimberlite in 2005. The 2006 program completed surveys on two holes adjacent to each of the A418 and A21 kimberlites. A high-frequency piezoelectric source and borehole hydrophones were placed down steeply-inclined (–80o dip angle) boreholes drilled in the country rock within 100 m of the kimberlite. Each borehole was planned and carefully drilled so as to strike the kimberlite at depth in order to have a reference point. Sonic velocity surveys and a north-seeking gyro orientation survey were completed on each borehole for confidence in the hole location. Both single-hole and cross-hole surveys were carried out around the A154N pipe. Smaller-scale single-hole surveys were conducted adjacent to the A418 and A21 pipes. Projected pipe/granite contacts obtained using these interpretations have been gradually superseded by subsequent drill pierce points and mined contact surveys as mining progresses.

10.6      Comment

The QPs are of the opinion that the amount, types, purposes, timeliness, planning and execution of the drilling carried out to date have been appropriate and sufficient for the estimation and ongoing updates of the mineral resources and mineral reserves. Moreover, the supervision of drilling, the handling and logging of core, the handling and processing of samples, and management of data adhere to long established standard procedures carried out by qualified staff within DDMI.

11.     SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1      Sample Processing

The early large diameter core was logged at site, then packed into core boxes and transported on the winter ice road to a dense media separation pilot processing facility that had been set up in Yellowknife by DDMI at the time. Each sample length was treated separately through the plant, with the circuit being flushed and cleaned between the samples. Diamonds recovered from LDC samples were initially sized and weighed at the Yellowknife plant before being shipped to a Rio Tinto facility at its Argyle Diamonds subsidiary in Perth, Western Australia, for cleaning and re-weighing. The cleaning process generally removed small amounts of non-diamond material adhering to the stones and resulted in changes in stone weight of less than a few tenths of a percent (Ravenscroft, 1998).

For the pre-1999 bulk sampling work, material from individual drift rounds in the A154S pipe was put through the DDMI pilot plant in Yellowknife as two to four round batches run in two campaigns. Separate batches were run for different kimberlite units. The plant was purged thoroughly between samples to avoid contamination. Some A154S material was also taken to the Ekati Mine and processed in their Koala test plant when the winter ice road to Yellowknife was closed. For A418, the material was stored as piles of aggregated rounds and batched pile-by-pile at the DDMI Yellowknife plant.

Both the DDMI and Ekati pilot plant flow sheets incorporated conventional and proven diamond recovery techniques consisting of crushing, scrubbing, dense media separation, re-crushing, x-ray separation, magnetic separation and hand sorting. Bottom screen size was 0.85 mm. Calculated efficiencies for the pilot plants were between 88% and 93% based on recovery and tailings studies, and the use of density tracers in the test work. The pilot plant process flow charts were similar to the full-scale Diavik processing plant flow chart.

The initial grouping of recovered rough diamonds involved combining stones recovered from all of the rounds or piles for each of the three geologic units. These parcels were then sized and split into roughly equal portions by riffling. The valuation parcel included all large goods larger than 3 grainers (approximately 0.75 carats) in weight and a representative fraction of the small stones. The ‘coated’ category of goods was recovered on all sieve sizes. Separate parcels were created for coateds larger than the 11DTC sieve size and these went into the representative valuation parcel.

The re-crush goods represented stones recovered from the secondary crushing of coarse oversize material reserved from the processing of the various bulk samples. Depending on which test plant was used, either Ekati or the Yellowknife DDMI plant, the re-crush was set to either –6 or –8 mm. The recovered goods were combined regardless of the minimum re-crush size, and given that only approximately 400 carats of material (mostly lower-value small stones) were recovered the overall effect of this material on the average total parcel value was small.

For bulk samples processed on-site at the main Diavik processing plant during 2006 and 2007, the mined bulk samples were placed in separate stockpiles for processing in closely monitored batches. To minimise disruption to the operation, bulk sample processing was carried out after a scheduled maintenance shut-down where possible. Before the shut-down, bins would be emptied, any remaining circulating loads discharged, grease tables scraped and any product pulled from the x-ray sorter. Where bulk samples were to be processed during a regular production day, processing and recovery plants would be purged, incurring 2–3 hours of downtime before processing the bulk sample.

For each of the bulk sample batches, lab technicians performed metallurgical surveys assisted by plant operators. In addition, all screens were inspected and replaced when evidence of wear was observed. Gaps in the rolls crusher and cone crusher were monitored and adjusted as necessary. Grease tables were cleaned and prepared before each bulk sample, and the x-ray sorter concentrate and reject containers were emptied.

The normal high security for a diamond operation was enforced throughout the sample processing. All of the areas where diamonds are produced have very limited and controlled access. Card-locked doors control access and strategically installed monitoring cameras operate in sensitive areas. There are random searches for employees exiting from low-risk areas. High-risk areas such as the recovery plant have 100% search policies. DDMI has a trained, full-time security force.

Rough diamonds were recovered from each bulk sample separately and the finished goods were kept apart in the sort house and packaged separately. Labeling was used to identify the parcels and the Production Sorting Facility (“PSF”) in Yellowknife notified of the special shipments and markings. The PSF cleaned and sieved each parcel separately. The rough diamonds were shipped to Rio Tinto’s Antwerp operations for valuation.

LDRC as well as in-pit and underground mini samples were sealed at the drill site /sample collection site and transported to the Rio Tinto Mineral Processing Laboratory at Thunder Bay, Ontario, via secure trailer from Yellowknife. The lab has a Quality Management System (“QMS”) that is certified to ISO 9001-2008. All samples were processed at the MPL in Thunder Bay. In general terms the samples were crushed in two stages to –6 mm and treated by dense media separation with a nominal lower cut-off size of 1 mm. The resulting concentrates were x-ray sorted with magnetic separation, and in some cases caustic fusion of the rejects was done. The +2 mm concentrates were hand-picked, the –2 mm concentrates were caustic-fused, and all the diamonds were cleaned, sieved, counted and weighed and the results reported by size class.

11.2      Geochemistry Sampling

After geophysical evaluation and ranking, the next exploration step was to carry out frost boil till sampling, stream heavy mineral sampling, and beach sampling from sites selected down-ice from the geophysical targets in order to find down-ice diamond indicator mineral (“KIM”) expressions. Samples were generally 15 litres in size and collected on a grid spacing of approximately 2 kilometres. Current sampling methodologies on the property assume collecting a pre-screened (3 cm mesh) sample of glacial till, though many of the original samples targeted eskers due to their higher concentrations of indicator minerals. Till sampling was slow in turnaround time (often longer than a year) so it was not the main method in the first stages of exploration.

The original heavy mineral process set up at Rio Tinto’s mineral processing laboratory in Thunder Bay, Ontario, was designed to concentrate paramagnetic heavy minerals. Attrition milling was conducted at the lab by rolling crushed kimberlite with large granitic boulders and ceramic balls in a cement mixer. The mixture was constantly rinsed with water to wash away slimes. Once the minerals were disaggregated, the sample was dried. Sieving was performed using a mechanical sieve shaker fitted with Canadian Sieve Series openings at 1.0, 0.5 and 0.25 mm.

Two fractions were then forwarded to magnetic separation. A roll-feed magnetic separator was used to separate paramagnetic and non-magnetic minerals. One magnetic separator was dedicated to only custom samples like kimberlites while another magnetic separator processed till samples. The paramagnetic fractions were then forwarded to heavy liquid separation. Liquid separation was conducted by pouring concentrates into large funnels filled with sodium polytungstate (S.G. 2.89 g/cc). All kimberlitic indicator minerals have greater specific gravity than the liquid, and sank to the bottom. The sinks were tapped off and collected on filter paper, rinsed thoroughly, dried and vialed.

The heavy mineral concentrate produced was then picked for olivine, enstatite, garnet, clinopyroxene, ilmenite, and chromite. Specially trained microscope technicians sorted through all fractions picking out indicator minerals. All samples were forwarded to a geologist for identification and confirmation. Each positive indicator was described and classified before being sent for analysis.

Electron microprobe analyses were conducted by R.L. Barnett Geological Consulting Inc. in London, Ontario. Preliminary indicator mineral plots were faxed to the laboratory and to head office and all data files were emailed to the lab. Analytical data was matched with the descriptions. Interpretation of results was performed by the lab geological staff. Geologist, petrographer and electron microprobe analyst R.L. Barnett was Director of the Electron Microprobe Analytical Laboratory at The University of Western Ontario (London, Ontario) for more than 20 years and, through his private company R.L. Barnett Geological Consulting Inc., had been active in analysis of diamond indicator minerals and mineral chemical evaluation for industrial clients worldwide.

11.3      Bulk Density

Moisture and specific gravity sampling procedures were an important part of the core logging procedure throughout exploration and early evaluation of the Diavik resource. As several different methods for specific gravity determination were used on the project during exploration and early evaluation, a thorough review of the historical densities was completed prior to the completion of the 1998 resource model (Armstrong, 1997). Following this review it was determined that only 1996 and 1997 density values would be used to calculate averages for each internal kimberlite geology unit.

Since 2004, core samples have been collected at 6 m intervals down-hole. A 20 cm piece is wrapped in plastic wrap by the driller’s helper as the core is removed from the core barrel. The logging geologist, as part of the logging procedure, retrieves this piece. Additionally, samples are collected as the kimberlite is mined. A piece of kimberlite weighing approximately 1 kg is collected at each sample site. Care is taken to choose locations that are as undisturbed as possible so that the geologist is confident that the GPS survey coordinates for the sample location reflect true in-situ location. Approximately 100 in-pit specific gravity (SG) samples were collected for each 10 m mining bench during the recent open pit years. Underground samples are collected in the same manner as mining proceeds in each development drift.

The procedure for measuring density of the kimberlite is similar for both core and hand samples. The hand sample or core sample is broken into two. One piece is weighed both in air and in water to provide the values necessary to calculate a bulk density, measured in g/cm3. The second piece is weighed in air and then dried in an oven at 110º C for 24 hours. After drying, the sample is weighed in air again which provides the second value needed to calculate a moisture percentage. This moisture percentage is applied to the previously calculated bulk density to provide a dry bulk density which is used for modeling and reconciliation purposes.

More than 8,000 density samples have been collected (Table 8). Any new drilling at depth is still sampled for density and hand samples continue to be collected as mining progresses. The density samples collected as mining progresses are added to the density estimation in the resource model and are also used to calculate mined tonnages for grade and tonnage reconciliation on a monthly basis.

Table 8             Specific gravity samples available for density estimation

Pipe	Sample Type	Total Samples
A154S	Drilling	735
	Mining	3,273
A154N	Drilling	632
	Mining	1,296
A418	Drilling	986
	Mining	2,212
A21	Drilling	341

11.4      Microdiamonds

While microdiamond data has been collected from the project pipes, it is not used for either grade estimation, or internal geologic unit definition. Microdiamond samples are handled the same way as macrodiamond samples in terms of security and transport to Thunder Bay. Once there they are treated with caustic fusion, undergo a magnetic separation process and then are hand sorted, sieved and weighed, with the results reported by size class.

11.5      Bulk Sampling History

The initial grades and price estimates from the 1995 A154S LDC diamonds warranted the collection of an underground bulk sample to generate a ~10,000 carat parcel of diamonds for valuation. That sample (2,584 tonnes) was extracted from three horizontal drifts 150 m below the lake surface between October and December 1995. The bulk sample was split in half and treated for diamonds in two bulk sample treatments plants available at the time: DDMI’s plant in Yellowknife and BHP’s Koala plant at the neighbouring Ekati mine during March–April 1996. The diamonds (12,686 carats) were shipped to Rio Tinto’s Argyle facility in Australia for cleaning, sizing, sorting and valuation.

The initial grades and price estimates for the A418 LDC diamonds collected during the 1996 program warranted the collection of an underground bulk sample for this pipe also. This sample (3,342 tonnes) was extracted from three horizontal drifts 150 m below the lake surface between October and December 1996 and treated for diamonds through DDMI’s plant in Yellowknife over the period March–October 1997. The diamonds (8,325 carats) were shipped to Argyle in Australia for cleaning, sizing and valuation.

In 2006 and 2007, underground bulk samples were collected from A418, A154N and A21. The main objectives for these underground bulk sampling programs were to test machine mining (roadheaders) at Diavik, determine the underground mining conditions present, assess the impact of drill and blast mining versus machine mining on diamond value and provide ~15,000 carats from each of A418, A154N and A21 for price estimations.

11.6      Diamond Valuation

Diamonds from the original underground bulk samples in A154S and A418 were shipped to Rio Tinto’s Argyle Diamonds’ Canning Vale Laboratory in Australia for cleaning, sizing, sorting and valuation. This laboratory was owned by the Argyle Diamonds Joint Venture (CRA 60%, Ashton Mining 40%) and was affiliated with Rio Tinto through CRA. The facility provided services only internally and was not certified.

In the subsequent bulk sampling campaigns conducted during 2006 and 2007 to strengthen detailed feasibility studies that were being done to support updated life-of-mine plans, more valuations were performed for three of the Diavik Diamond Mine pipes (A154N, A418 and A21). After processing on-site at the Diavik processing plant, the rough diamonds received final cleaning at Diavik’s production sorting facility (PSF) in Yellowknife – where rough diamond production is cleaned, sorted, and split into DDDLP’s 40% share and DDMI’s 60% share – before DDMI’s portion was sent to Rio Tinto’s Antwerp facilities for sorting and valuation. With the exception of A21, the prices obtained from these 2006/2007 bulk sample programs have since been superseded by more recent updates for planning and economic analysis.

Diamond values for A154S, A154N and A418 are currently based on production parcels of diamonds. A special batch of kimberlite from the base of the A418 open pit was processed through the production plant in May 2012 (186,000 carats). The A154S value is based on a special batch processed in May 2013 (118,000 carats). The A154N value is based on a special batch also processed in May 2013 (117,000 carats). The size frequency distribution (SFD) and size/quality distribution (SQD) from this parcel of diamonds is robust up to the 6 ct sizes. Due to the A154N sampling SFD being truncated in the larger sizes, however, the SFD of the A154S 0701-0706 batch was used as a surrogate for A154N production in the 6 ct and larger sizes.

Consistent with diamond industry practices, prices for rough diamonds are proprietary and not made readily available to the general public. Assumed prices used for economic analysis of the Diavik Diamond Mine are discussed later in this report in the section on economic analysis.

11.7      Comment

In the opinion of the QPs, the sample handling, security, treatment and analyses have been carried out in alignment with industry standards and best practices for the type of sampling and the commodity being evaluated.

Procedures are well established and documented. The work is performed by or under direct supervision of senior DDMI staff with involvement from the QPs. Programs are designed with defined objectives and scope, planned in advance, and carried out under DDMI management with approved budgets and funding in place.

DDMI has a full-time security force for Diavik whose members have prior police or military backgrounds with experiences in surveillance, search, investigation, criminology and enforcement.

Rio Tinto’s mineral processing laboratory in Thunder Bay, Ontario, is a permanent and well established ISO-accredited facility that processes and analyses exploration and production samples from around the world, specializing in diamond analysis.

Bulk density determination procedures are consistent with industry-standard procedures. Sampling and bulk density determinations are ongoing, and there are sufficient bulk density determinations – over 8,000 to date – to support tonnage estimates.

Diamond valuations and prices used for mine economics and business forecasts are by pipe and domain, based on actual production-scale parcels of rough diamonds. This supersedes earlier estimates based on bulk samples drilled or excavated. The exception is the A21 pipe, which is not yet in production.

12.     DATA VERIFICATION

The original database was audited in 1999 by Mineral Resources Development, Inc. (MRDI) and was found to be of very good quality, and essentially free of entry and transcription errors. Extensive checking of original logs for a July 2000 update by DDMI resulted in revision of some interval rock formation limits and toe depths for ten holes. Only one change – a corrected hole length – was significant with the rest having no impact on mineral resource estimation.

At the time of its 2001 due diligence audit for the bank group, Roscoe Postle Associates Inc. (“RPA”) reviewed core logging and other data collection procedures and inspected drill logs and drilling records. RPA examined character samples of the kimberlite core, kimberlite hand samples collected from underground, and photographs of core. RPA obtained and examined the resource digital database and conducted checks as part of the audit. RPA confirmed the earlier MRDI findings. In their April 2005 audit and NI 43-101 Technical Report for the Diavik Diamond Mine, RPA expressed an opinion that the drill hole and bulk sampling data are appropriate for estimation of mineral resources and mineral reserves.

During the LDRC drilling programs, geologists attended the drill rigs 24 hours per day, 7 days per week, to guide sampling, data collection and QA/QC for all drill data. The majority of boreholes were surveyed with a north-seeking gyro, and deviations were reported to be negligible for short holes and up to 7 m over 380 m in the long holes.

In 2005, DDMI Geology performed a significant data consolidation effort involving the establishment of key databases and data validation and accusation systems. In addition to the results of new drilling programs, production mining was producing a large amount of data for which proper storage is required. Prior to this effort, all feasibility data was stored in validated Excel spreadsheets and within the modeling data files. A well-established and commercially-supported database (acQuire) was chosen because it integrated well with DDMI’s modeling software and enjoyed a community of users within the Rio Tinto group worldwide. Validation steps were built into the database processes prior to importing any information to ensure that all coordinate locations, unit naming conventions or survey datum irregularities are identified and corrected prior to adding to the database. From late 2005 onward, all mapping from the mine, ore tracking information, borehole locations and borehole logging data is entered into the database. Validation checking of borehole locations occurs on the front end before the data is added to the database by a built-in validation as well as graphically after the data is entered into the database. All physical data, including borehole collar and down-hole surveys, as well as geological data derived from original borehole logging, go through several verification steps.

A separate acQuire database was built in 2007 to hold all the diamond data relevant to resource evaluation and estimation. Data used in resource calculations is drawn directly from the validated data sources. More recently, new data to be added to the resource model and continued handling of existing data has continued to undergo quality control steps. All of the composite samples are now stored in a format that can be used to estimate grade for the model directly without further importing or file format changes, thus reducing opportunities for data-handling errors.

In spring 2007, new data to be added to A418 were reviewed and checked by Rio Tinto’s top geostatistics expert as part of his derivation of the geostatistical parameters required for estimations using the data. A review was also conducted on the existing A21 data to address questions about its resource classifications.

In November 2007, the composite files for all three of the Diavik production kimberlites (A154S, A154N, A418) were extracted from the database into an Excel spreadsheet and then compared to the original datasets in Excel and the composite extracts from the resource models. With all three datasets for each kimberlite in Excel format, calculation fields were set up to ensure that each sample and its corresponding total carat value were identical. From within the existing dataset, only one discrepancy was found and corrected: two composite samples for A418 from 2004 that had their results reversed. Where there were new samples to be added in 2007 (only in A418), data was also loaded into Vulcan visualization software for visual inspection of the data. This was a collaborative process involving two DDMI resource geologists, the chief geologist, and a Rio Tinto principal adviser for the corporation on resource modeling.

Core logging is carried out using a customized logging program (MS Access based) which allows for dynamic QA/QC as only certain values are permitted in each of the fields. Logging is performed by qualified geologists and is reviewed by DDMI resource geologists prior to being entered into the geological database. All core is photographed with the photos stored digitally along with original logs and all additional information corresponding to the borehole (i.e. drilling conditions, hole closure status, samples taken, etc.).

Mine density data is similarly collected in electronic format using pocket PCs. As the sample is collected, it is named and GPS coordinates are measured and stored electronically. As the sample is weighed in the core shack, the weights are added to the same file in the pocket PC. The sample collection software also calculates bulk density, % moisture and dry bulk density as the numbers are entered allowing the geologist to re-measure samples or check for data entry errors as the data is entered. Once the data is complete, it is exported in txt format and imported into the main acQuire database. The import object again has additional built-in validation and will not import the data unless it is formatted properly.

Sample tonnages for LDRC samples were calculated from caliper surveys conducted after each hole was drilled. Caliper volumes were multiplied by the sample density to get the caliper tonnage. Sample densities were determined by using the equivalent bench density from the block model. In most cases two caliper surveys were run per hole and the largest diameter per interval was chosen in all cases. Where the caliper diameter reported as null, a theoretical diameter was used plus an increment determined per drilling program based on the average difference between theoretical and actual (Table 9). In addition, during the 2011 A418 drilling program there were a few intervals where the diameter of the hole became larger than the maximum extents of the caliper tool used. For these intervals (which were all less than 5 m) a correction of the recorded caliper diameter plus 62.5 mm was used.

Table 9             Adjustment factors for null caliper diameters

Program		Theoretical+ (mm)
2011	A418	30
2011	A154N	30
2009	A154S	15
2008	A21	35
2005	A418	30
2004	A154N	15
2004	A418	No caliper data

The caliper tonnages were then compared to both the processed tonnages reported by the lab and the calculated theoretical tonnages. The caliper tonnages were deemed valid with the odd exception where the theoretical tonnage was higher than the caliper tonnage. These were corrected by applying a factor to the processed tonnage that was calculated from the remaining samples of equivalent geology (Table 10). This same factored approach was used where no caliper data was available.

Table 10           Adjustment factors for caliper

Program		Geology Unit	Factor
2011	A418	MFKB	1.62%
		FBLK	1.88%
		VBMK	1.83%
		MUDX	1.52%
2011	A154N	MRK	2.62%
2009	A154S	PK	2.09%
		PKx	1.96%
		VK	2.25%
		MUDX	2.24%
2008	A21	RVKm	1.71%
		RVK	1.78%
		HK	2.00%
		MUDX	1.50%
2005	A418	MFKB	1.86%
		FBLK	1.37%
		VBMK	1.33%
2004	A154N	Graded K	1.11%
		MK	1.13%
2004	A418	No caliper data or processed tonnes

For parts of two holes in the 2011 A418 program – A418LDRC-19 and A419LDRC-21 – the caliper data was particularly weak and using the geology ratios with the processed tonnes also did not give a meaningful result. In both holes an addition of 11.5% was made to the caliper tonnages to provide tonnages in line with the remainder of these holes. For the 2004 A418 program where there were no caliper surveys done and the processed plant tonnes were not properly recorded, a tonnage based on the theoretical diameter was used. As the holes drilled in 2004 do not affect the remaining resource these tonnages were not altered.

Diamond sizing results are received electronically from the laboratory in Thunder Bay. When the data has been checked and deemed correct it is then transferred to the samples database.

Updating of the internal kimberlite geology contacts and the kimberlite/host-rock contact is carried twice a year to ensure conformity with findings from active mine development. New contact surfaces are inspected by DDMI resource geologists using three-dimensional graphics and drill hole data, and visual comparisons with the previous surfaces are also made. The results are reviewed again later against drill hole intersections by Rio Tinto’s principal adviser for resource modeling.

After all updates to the resource block model are made, a further check is made on 5 m (the block height) horizontal slices through each of the kimberlites to see that the model blocks were coded correctly. Final steps are to generate ‘reserves’ to ensure that blocks have the correct pipe and geology unit information, to assess whether the impacts on ‘reserves’ are within expectations for the changes made, and to compare with previous results. The authors (the QPs) reviewed these results in December 2014 and were satisfied that the changes from 2013’s ‘reserve’ (resource) reports for each kimberlite were in order.

12.1      Comment

The QPs consider that a reasonable level of verification has been completed during both the studies and the subsequent production phases of the mine. No material issues have been left unidentified and unaddressed by the verification work that has been undertaken.

13.     MINERAL PROCESSING AND METALLURGICAL TESTING

13.1      Metallurgical Testing

In 1998 a metallurgical study was undertaken using processing data from the LDC sampling programs. Data from all four pipes were analyzed and metallurgical models were developed to allow for bottle-neck analysis during plant design. Five metallurgical variables were modelled; concentrate %, percentage of tails (<-1 mm), percentage of heavy mineral concentrate in the 1 to 3 mm size range, moisture content (%) and the proportion of –3+1 mm fraction compared to the total concentrate % (capacity index). Metallurgical characteristics were interpolated into a block model using a combination of methods. Concentrate % and moisture % were estimated using simple kriging, constrained to geological units, or groups of geological units. Where there was insufficient data available for estimation (less than 2 samples), a mean value was assigned to the block. All other variables were modelled as a code to provide a general characterization of the predicted properties of a block using indicator kriging. For example, the -3+1 mm variable in the metallurgical model was estimated either as coarse, medium or fine. The indicator kriging estimations were not constrained by geological unit. The models developed in this study were believed to be a reasonable representation of the metallurgical characteristics of the Diavik resources, given the data set provided. These models however, were only considered to be generally indicative of the ore feed characteristics which would be encountered during production.

All the samples from the LDRC in-pit and underground sampling programs were processed through a dense media separation (DMS) process at the mineral processing laboratory in Thunder Bay, Ontario, according to the flow sheet in Figure 12. The flow sheet was designed to mimic the processing of the LDC samples in 1996–1997 at the Yellowknife bulk sample plant so that the results would be comparable. Learnings from the 2008 A21 LDRC program were applied to this program which included: fusing all of the –2 mm non-magnetic DMS concentrate and the choosing of audit float samples ahead of processing as opposed to choosing them at the end. Samples were processed in the sequence in which they were collected. The DMS plant was washed between downhole samples with a more thorough cleaning conducted upon the completion of each hole.

In summary the flow sheet for sample treatment was as follows:

  scrubbing of the –12 mm material to remove the +12 mm oversize and the –1 mm fines;

  crushing of the +12 mm oversize through a Rolls Crusher with a 10 mm gap to –12 mm;

  DMS treatment of the –12 +1 mm material for recovery of diamonds and other heavy minerals;

  re-crushing the –12 +6 mm DMS floats through a High Pressure Roll Crusher with a working gap of 6 mm and a zero gap of 4 mm;

  DMS treatment of the re-crush material (–12 +1 mm):

  sizing of the –12 +1 mm DMS concentrate;

  X-ray machine sorting of the +2 mm DMS concentrate;

  crushing of the +4 mm x-ray rejects to –4 mm and including this material with the other fractions;

  magnetic separation of the x-ray rejects and the –4 +2 mm and –2 mm DMS concentrates to remove all magnetic minerals from the concentrate;

  caustic fusion of the –4 +2 mm x-ray reject non-magnetic and –2 mm non-magnetic DMS concentrates;

  hand sorting of the +2 mm x-ray accepted DMS concentrates, the +4 mm non-magnetic x-ray rejects DMS concentrate and the –4 +2 mm and –2 mm non-magnetic DMS concentrates.

A154S-LDRC 2009 Flowsheet

Bulk Bags –RC chips
1
Feed Hopper
Feed Conveyor
Scrubber
1mm
12mm
Prep Screen
2
+12 mm
Conveyor
Roll Crusher
10mm Gap
Pump
-1mm
-12+1mm
Pump
3
Vibratory screen
1mm
DMS feed screen
Pump
Cyclone
1mm
Float screen
Pump
+6 mm
HPRC Bin
4
HPRC
Pump
Conveyor
-0.85
-2
4+2
+4
+6
mm
X-ray SW3
7
1mm
Sink screen
5
Pail(s)
6mm
Re-crush screen
-6 mm
Pump
1mm
6
Storage
-6+1mm
Bulk bags
10
-1mm plus water
Accepts
Rejects
+4
-4+2
Roll Crusher
Pails
9
Diamond Observation
Mag Sep
Eriez RE-10
8
10
Caustic Fusion
(-2mm)
Non-mag
Mag
Storage
Discard
Bulk bags
Slimes
(-1mm)
Pump
Thickener
Flocculant
Recycled water
X-ray Module
DMS Module
Ore Prep Module
Pump
Pump
Pump
Recycled Water Tanks
Fresh Water Tank

Figure 12           Sample processing flow sheet for the A154S LDRC Program

Audit float samples were selected by the DDMI process superintendent at random and were reprocessed following the processing of the original sample. Samples for spiking were also selected by the process superintendent at random. The diamond spikes were easily distinguishable from the DDMI stones as they were light brown in colour and faceted on two sides. Additionally the diamond spikes had all been tested through an Ultrasort machine to ensure that they fluoresced when passed through an x-ray sorter. The spiking location varied between the in-feed hopper, the DMS scrubber, and the DMS feed screen.

13.2      Mineral Processing

As a producing mine, the Diavik Diamond Mine operation includes a full-scale permanent ore processing plant that treats run-of-mine material and produces rough diamonds. The Diavik ore processing plant has operated continuously since commissioning in late 2002 and has been processing a blend of hard and soft kimberlites from A154S, A154N and A418.

Section 17 describes the Diavik ore processing plant.

Production-scale bulk samples mined from the operation – known as ‘special batches’ – have been treated through the full Diavik process from time to time (as mentioned elsewhere in this report). These efforts have provided pertinent insights into the production-scale processing characteristics, the sizes and qualities of stones recovered, the overall grade, and the expected (and different) prices for specific pipes or geological domains.

13.3      Comment

The QPs believe that the metallurgical testing and associated analytical procedures have been planned appropriately and carried out competently, and have provided plausible outcomes supporting the economic viability of the Diavik Diamond Mine and the estimation of mineral resources and mineral reserves.

Using the Diavik processing operation itself for metallurgical test work, when studying ‘special batch’ bulk samples from the mining operation, has provided directly relevant insight into the processing and product characteristics of specific pipes and/or domains and their expected values as they are actually mined and processed. This information contributes to the evaluation and estimation of mineral resources and mineral reserves for the Diavik Diamond Mine.

14.     MINERAL RESOURCE ESTIMATES

14.1      Tonnage

Tonnage is calculated from volumes to which density values are applied.

Prior to 2008, an average density per geology unit was assigned to the block model using a simple script. These average densities were calculated from samples all collected earlier than 2000. This approach was sub-optimal due to a broad scatter of the actual rock densities within these units. Averaging these values would have created an excessively smoothed model of the density values which would be a poor reflection of the actual local variations of the rock densities (Abzalov, 2006).

Since many more density samples have been collected since 2000, and as some of the internal geology units have changed, it was decided that density should be modeled using ordinary kriging. As far more in-pit samples have been collected as mining progresses in each pipe (e.g. A154S: ~3,233 in-pit samples versus ~705 core samples), using both sample types provides a more accurate geostatistical interpretation and density estimation.

Since 2008 density has been estimated into the Diavik resource models. All the pipes are based on multiple passes of ordinary kriging with similar parameters, as the sampling densities are similar in each of the pipes.

The density of the MUDX unit is distinctly different from the other units, and there are insufficient samples in it to estimate the density using domaining, and so a single average density of 1.70 g/cm3 is used. Similarly for the density of the waste rock which is assigned a single value of 2.65 g/cm3. These values are overwritten in the model using a script.

14.2      Grade

The current grade estimation uses unconstrained ordinary kriging (OK) of carats per tonne (cpt) in the top portion of the pipes and unconstrained simple kriging (SK) of cpt at lower depths in some of the pipes due to a reduced number of samples (based on the recommendations of Abzalov).

After a period of sustained negative grade reconciliation in 2008, a method of limiting the effect of high grade samples in the estimation was refined for all three pipes. It was not logical to simply remove the high grade samples from the model as proven high-grade pockets did exist, so it was decided that the estimation would use these high grade samples when estimating blocks within 25 m of the sample but for the estimation of any remaining blocks the grade would be decreased. This method better represents the actual variability in grade seen in the mine (all open pit at the time) and has been substantiated using special mining batches and in-pit sampling in the A154S pipe. The new cpt value of the high grade samples used to estimate distal blocks is the 75th-percentile value of the entire sample grade database for each individual pipe (Table 11). The mean grade used for simple kriging at depth is the average grade of samples within the simple kriged zone used (i.e. below –80 m RL for A418). As there is sufficient sampling at depth in the A154S pipe, simple kriging is not necessary in that pipe.

Table 11           Limitation boundaries and simple kriging mean grade (cpt) values

Pipe	High Grade Limit	Number of Samples Affected	75th Percentile Replacement	SK Mean	SK Depth RL
A154N	8.0 cpt	3	2.93 cpt	2.21 cpt	10 m
A154S	9.0 cpt	18	5.89 cpt	no SK	no SK
A418	7.5 cpt	50	5.08 cpt	2.63 cpt	–80 m
A21	6.0 cpt	12	3.61 cpt	2.60 cpt	180 m

The grade of the MUDX unit is distinctly different from the other units but there are insufficient samples in it to estimate the grade using domaining, so a single average grade of 0.48 cpt is used. The grade of the waste rock is also not estimated and merely assigned a value of 0.00 cpt. These values are overwritten in the model using a script.

14.3      Mineral Resource Statement

The mineral resources in Table 12 are reported effective as of December 31, 2014 on a 100% basis. Mineral resources are reported exclusive of mineral reserves, and represent material remaining after mineral reserves have been removed for reporting separately elsewhere. Depletion has been included in the estimates. The remaining mineral resources shown in Table 12 are deemed to have reasonable likelihood of being upgraded to mineral reserve or in any case mined in future, based on geologic, mining, processing, economic, tenure and permitting considerations. Nevertheless, it must be cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 12           Mineral resource statement as at December 31, 2014 (100% JV basis)

Pipe	Measured Mineral Resource			Indicated Mineral Resource			Inferred Mineral Resource
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A154N	---	---	---	---	---	---	2.0	2.5	5.0
A154S	---	---	---	---	---	---	0.1	3.8	0.3
A418	---	---	---	---	---	---	0.3	2.4	0.7
A21	---	---	---	0.4	2.6	1.0	0.8	3.0	2.3
Totals	---	---	---	0.4	2.6	1.0	3.1	2.6	8.3

Totals in the table may not appear to add up because of rounding. This estimate of remaining mineral resources was prepared by or under the supervision of Calvin G. Yip, P.Eng., an employee of DDMI and a Qualified Person within the meaning of NI 43-101 – Standards of Disclosure for Mineral Projects.

The estimate reflects a bottom screen size of 1 mm. The mineral resources are all located on the existing mine site and are extensions of the mining reserves for which plans are in place for mining. Property tenure is secure with no outstanding liabilities or disputes. The current mine closure plan will accommodate the mining of the mineral resources.

Factors that could affect the mineral resource estimates include:

  new data from ongoing and upcoming sampling programs;
  updates to assumptions used in estimating diamond carat content, including bulk density, pipe geometry and dimension, grade interpolation method;
  geological interpretation of internal kimberlite units and/or domain boundaries;
  changes to underground mine design and/or planning parameters;
  changes to open pit design;
  unforeseen mine geotechnical and/or hydrological conditions;
  further improvement, or deterioration, of process plant recovery;
  external influences on operating and sustaining capital costs, e.g. fuel prices, escalation;
  diamond price and valuation assumptions;
  foreign exchange rates, especially Canadian versus U.S.

14.4      Comment

In the opinion of the QPs, the mineral resources for the Diavik Diamond Mine are well understood and have been estimated to industry standards with many aspects being among best practices. Given that the Diavik Diamond Mine is an established operating mine, the reporting of mineral resources based on that which remains after removing and reporting the mineral reserves separately is intended to promote transparency about what will be mined and what remains available.

15.     MINERAL RESERVE ESTIMATES

15.1      Engineering

Modeled mineral resources that can be mined economically are eligible for consideration as mineral reserves. Economic viability is assumed to be likely if positive cash flows result – or if non-positive cash flows increase net present value (“NPV”) and the overall NPV is positive – after the development and evaluation of fully engineered mine designs, working layouts, extraction and metallurgical schedules, operating and capital costs, property tenure, environmental and social acceptance, market value and demand for the product, and mine closure costs.

The A154 and A418 open pit wall slope design criteria were supported by comprehensive geotechnical and hydrological investigation and analysis. Lerchs-Grossman optimization guided pit shape and size including a determination of the transition depth for open pit versus underground mining in each pipe. Limit equilibrium kinematics as well as distinct element modeling were used in assessing the stability of completed pit designs. Beyond feasibility studies and during operations, pit wall mapping/inspection and seepage monitoring continued. A discrete fracture network and groundwater flow model for the rock mass was developed for Diavik. The A154 and A418 pit designs were reviewed and updated a number of times each during their operating lives, incorporating operating and engineering knowledge gained as mining progressed. The future A21 open pit is expected to be managed in the same way.

The underground mine design was also supported by geotechnical and hydrological investigation and analysis, which by 2005–2007 (underground feasibility study period) had become more extensive than for the initial engineering for the open pits above. Through the 2008–2010 development period and since the 2010 production start-up, engineering and design updates have been ongoing and will continue. The mining methods in two of the three pipes have undergone one change (improvement) to date and concepts are being explored for possible consideration for mining at greater depths in future.

The A154 and A418 dikes are an integral part of the mine engineering for underground mining as well as the open pits, and were designed and built with future (now present) underground mining in mind. To ensure the ongoing integrity of the dikes, they are instrumented extensively with much of the data collection and analysis now automated. A full-time team of geotechnical staff led by a senior geotechnical engineer conducts daily inspection and monitoring.

Mining in the A154 and A418 open pits has finished but the pits remain active as secondary entrances and exits to the underground mine through in-pit portals. Moreover, as they are the crests of the open stopes for the underground sub-level retreat (SLR) and also continue to be the shelf on which the dikes sit as they hold back the waters of Lac de Gras, the stability of both pits remains of paramount importance. The open pit workings continue to be inspected and monitored actively by Diavik’s full-time team of geotechnical staff.

Mine planning and scheduling is carried out daily with medium-range (5-year) plans updated quarterly and life-of-mine projections re-forecasted at least yearly.

DDMI engineering staff are supported from time to time by external design professionals representing reputable engineering firms in the industry. Critical technical matters are undertaken by or under the supervision of licensed professional engineers and geoscientists within as well as external to DDMI. In addition, DDMI holds a corporate Permit to Practice with the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists.

The mine designs are consistent with industry practices and have been in compliance with all applicable statutes and corporate standards. Diavik receives regular inspection by territorial mining inspectors.

15.2      Mining Dilution and Losses

The Diavik kimberlites contain various amounts of host rock xenolith material including fresh and altered granite, metasedimentary xenoliths and fragments of cretaceous sedimentary cover rocks. Xenolith material is included as part of the kimberlite volume, and xenolith content within each geological unit serves to dilute the diamond grade. Xenolith content ranges from 2% to 30% for the internal kimberlite units. Re-sedimented units typically have higher xenolith content than pyroclastic kimberlite units due to the method of emplacement. The overall pipe-scale xenolith content is low and has been estimated at ~2% based on core logging and bench face observations (Moss, 2009).

Open pit mining dilution was low due to the sharpness of the ore-waste boundary. The softer kimberlite could be peeled away easily from the contact allowing for straightforward separation of ore and waste. In the open pit, mining dilution only occurred within 1 m of the kimberlite contact. This external dilution ranged from 0% to 20% on an individual ore cut basis. Increased dilution levels were experienced during initial mine start-up (start of 2003 to mid-2004) due to stripping of the overburden till cover and initial break-in period for the mining method. Steady-state production is best represented from April 2004 to September 2012 (end of open pit mining) during which time the open pit saw nominally 2% average dilution. Almost regular spikes in the dilution content represented completion of ore benches where the contact zones were mined. Very low to no dilution occurred when mining the central parts of the kimberlites. The stated open pit reserves had assumed 2% waste dilution by volume (not by weight) where additional country rock equivalent to 2% of the kimberlite volume (but having country rock density) was added to the kimberlite tonnage.

There was virtually 0% ore mining loss in the open pit. This was made possible by the aforementioned sharpness of the ore-waste boundary and the ability to clean the kimberlite off the contact wall. When mining kimberlite at these boundaries, smaller mining equipment and painstaking practices – sometimes under direct supervision of a geology staff member – were employed to achieve the fullest mining recovery of kimberlite as possible.

Figure 13           Kimberlite ore/waste contact wall in the A418 open pit

The future A21 open pit is designed similarly to the A154 and A418 open pits with the same bench heights, and will be mined using the same equipment perhaps with many of the same operators. The same historical open pit mining loss and dilution is assumed for A21.

Underground mining dilution had been assessed regularly since the production ramp-up began in 2010. Because more than one mining method is underway in the underground mine, dilution and losses are a function of the method used, experience and observation. Current assumptions are shown in Table 13.

Table 13          Underground mining losses and dilution

Pipe	Mining Method	Design Losses %	Mining Dilution % by weight	Mining Losses %
A154S	Sub-level retreat (SLR)	0%	5% 7% below 8925m RL	5%
A418	Sub-level retreat (SLR)	0%	5% 7% below 8965m RL	5%
A154N	Blast hole stoping (BHS)	0%	1.75%	5%

“Design loss” was an assumption made for conservatism in the 2007 Diavik underground mine feasibility study. This was based on that study’s proposal for two-thirds of the underground to be mined using continuous mining machines (roadheaders and drum miners) to leverage the general softness of the ore and assuage concerns at the time regarding blasting-induced diamond damage. A design loss was meant to reflect imperfect ore recovery along the curved and sometimes irregular outer contact walls of cylindrical kimberlite pipes. However, in practice, the continuous mining machines were not pursued for a number of reasons. The current blast hole stoping (“BHS”) and sub-level retreat (“SLR”) mining concepts are long-hole methods in which production drilling and blasting are specifically tailored to recover ore from geometries of almost any shape. As such, design loss assumptions were zeroed out in 2012.

Dilution in BHS is based on a possibility of wall rock or backfill mixing with ore when drawing from the stopes. BHS observations to date have not pointed to much dilution and the current assumption is a reduction from earlier assumptions. In SLR there are no plans to use backfill but it is possible for country rock from the contact walls to spall off and mix with ore. As mining deepens and the length of the open stope wall increases in height, it is currently viewed that a higher propensity for dilution from wall rock could exist.

Ore losses due to adhesion to contact walls (and also to backfill surfaces in BHS stopes), through ore passes, and truck-loader re-handling are viewed as being the same for both mining methods. A common loading and hauling operation serves both methods.

Figure 14           Views of the open void left by SLR mining and of the inside of a BHS stope

15.3      Mine Economics

The economic viability of mineral reserves for the Diavik Diamond Mine is determined by cash flow modeling and net present value (NPV) for the full business based on 100% of the Diavik Joint Venture. This ensures that the scale and schedule of mining is considered along with all fixed as well as variable operating costs, sustaining capital costs, any mine expansion capital, taxation, royalties and mine closure requirements.

Cut-off grade (break-even) analysis is less accurate, tending to ignore or distort some costs (e.g. unitizing costs that cannot be unitized), but can be used to show where portions of the reserve are potentially only marginal or perhaps sub-economic. Overall, however, mineral reserve grades in the Diavik pipes have been well above cut-off and no selective mining is warranted.

15.4      Stockpiles

Although stockpiling is not part of the Diavik business strategy, small amounts of mineral reserve that have been mined but are awaiting processing exist at any given time. This is surge volume between the mine and the plant, and is a healthy situation that indicates no deficit in mine output and blending options for the plant. For year-end mineral reserve reporting purposes, this transient surge volume at year-end is included in the mineral reserve as “stockpile” and not re-posted to its source pipe because it has been depleted from the pipe.

15.5      Mineral Reserve Statement

Once the resource geology and grade confidence is established through classification into measured, indicated and inferred categories, the conversion of resources to reserves is based on confidence in mineability and economics. For all of the Diavik reserve pipes – A154S, A154N, A418, A21 – engineering and economic criteria supports the following interpretation:

  measured resources     =       proven reserves
  indicated resources      =       probable reserves
  inferred resources         =       none included in reserves

Mining and economic confidence is based on:

  sustained and consistent production performance since the 2003 mine start-up;
  successful transition from open pit to underground mining;
  proven processing performance and product recovery;
  reasonably understood geology and reconciliation of forecast/model with actual results;
  engineered mine designs, detailed working plans, regular updates to mining schedules;
  favourable cut-off grade analysis and life-of-mine business projections;
  management-supported ongoing orebody knowledge programs.

The mineral reserves in Table 14 are reported effective as of December 31, 2014 on a 100% basis. Depletion has been included in the estimates. Totals in the table may not appear to add up because of rounding. This estimate of mineral reserves was prepared by or under the supervision of Calvin G. Yip, P.Eng., an employee of DDMI and a Qualified Person within the meaning of NI 43-101 – Standards of Disclosure for Mineral Projects.

Table 14           Mineral reserve statement as at December 31, 2014 (100% JV basis)

Pipe		Proven Mineral Reserve			Probable Mineral Reserve			Proven + Probable Mineral Reserve
		Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A154N	Blast hole stoping	5.0	2.3	11.5	2.1	2.2	4.5	7.0	2.3	16.1
A154S	Sub-level retreat	0.9	4.0	3.7	0.9	3.4	3.1	1.8	3.7	6.7
A418	Sub-level retreat	3.5	4.1	14.3	2.1	2.9	6.1	5.5	3.7	20.4
A21	Open pit	3.7	2.7	10.0	---	---	---	3.7	2.7	10.0
Stockpile		0.02	3.1	0.1	---	---	---	0.02	3.1	0.1
Totals		13.1	3.0	39.6	5.0	2.7	13.7	18.1	2.9	53.3

This estimate reflects a bottom screen size of 1 mm. The mineral reserves are all located on the existing mine site. Property tenure is secure with no outstanding liabilities or disputes. A regulator-approved mine closure plan and financial security are in place.

Factors that could affect the mineral reserve estimates include:

  new data from ongoing and upcoming sampling programs;

  updates to assumptions used in estimating diamond carat content, including bulk density, pipe geometry and dimension, grade interpolation method;
  geological interpretation of internal kimberlite units and/or domain boundaries;
  changes to mine design and/or planning parameters;
  unforeseen mine geotechnical and/or hydrological conditions;
  depletion due to mining or sampling;
  further improvement, or deterioration, of process plant recovery;
  external influences on operating and sustaining capital costs, e.g. fuel prices, escalation;
  diamond price and valuation assumptions;
  foreign exchange rates, especially Canadian versus U.S.

15.6      Comment

In the opinion of the QPs, the mineral reserves for the Diavik Diamond Mine are well understood and have been estimated to industry standards with many aspects being among best practices. Expectations based on these and earlier statements of mineral reserves for the Diavik Diamond Mine have generally been met or exceeded since the start-up of the mine in 2003.

16.     MINING METHODS

16.1      Mine Geotechnical and Hydrology

Ground stability is important to the Diavik Diamond Mine because all of the reserve pipes are under a large lake. Figure 15 shows the size of the lake that Diavik is mining under. Mining is made possible by building water retention dikes and dewatering portions of the lake so that mining can take place within the dewatered area. Ongoing open pit stability is vital to the structural integrity of the dikes, and avoiding subsidence from underground mining beneath the pits is equally vital.

Diavik has two completed open pits and inter-connected underground workings under them. The A154 open pit has provided access to the A154S and A154N pipes since 2003 and finished in 2010, but its stability remains important for the underground mining now taking place beneath it. Table 15 summarizes the general geotechnical design parameters for the A154 open pit, which has 10 m bench heights triple-benched.

Mining in A418 open pit began in 2007 and finished in late 2012. Table 16 summarizes the general geotechnical design parameters for A418 open pit, which has the same triple-benched concept as A154 open pit.

A new open pit, Diavik’s third, was approved in late 2014. Also under water like A154 and A18, A21 will require a dike which is estimated to take three years to build and commission. After pool dewatering, pre-production overburden stripping during 2018 is expected to release first feed to the plant by late 2018. Table 17 summarizes the general geotechnical design parameters for the upcoming A21 open pit.

Slope stability analyses involving the collating and analyzing of structural geology or defect data, intact rock strengths, rock mass strength, and groundwater were undertaken to develop geotechnical models for pit optimization and pit design. This was done a number of times during the production years of the first two open pits. Reassessment and redesign during the open pit operating years was an ongoing process. Likewise, the A21 open pit will undergo periodic reassessment and design update during its estimated seven-year life as operating experience and new geotechnical information is gained.

Although the A154 and A418 pits are now no longer producing and no further excavation will occur to alter the final wall slope configurations, ongoing inspection, monitoring and analysis of the open pits by full-time technical staff is continuing in order to ensure the continuing integrity of the dikes which now protect the underground operation beneath the pits.

Table 15           A154 open pit general geotechnical design parameters

Rock Type	Wall Sector Azimuths	Bench Height (m)	Bench Face Angle ( °)	Catchment Berm Width (m)	Inter-Ramp Angle ( °)
Waste Rock	345°–045°	30	65	11.2	50
	045°–115°	30	60	11.7	46
	115°–345°	30	70	11.7	53
Kimberlite	000°–360°	10	65	8	38

Table 16           A418 open pit general geotechnical design parameters

Rock Type	Wall Sector Azimuths	Bench Height (m)	Bench Face Angle ( °)	Catchment Berm Width (m)	Inter-Ramp Angle ( °)
Waste Rock	000°–285°	30	70	10 + 13	53
	285°–350°	30	60	10 + 13	50
	350°–360°	30	70	10 + 13	53
Kimberlite	000°–360°	10	65	8	38

Table 17           A21 open pit general geotechnical design parameters

Rock Type	Wall Sector Azimuths	Bench Height (m)	Bench Face Angle ( °)	Catchment Berm Width (m)	Inter-Ramp Angle ( °)
Waste Rock	260°–070°	30	70	12	53
	070°–175°	30	60	12Note1	47 to 53
	175°–240°	30	46	12	36
	240°–260°	30	52	12	40
Kimberlite	Mined in 5 or 10 m benches but none to be left in final pit walls

Note 1: For this sector, an extra-wide catchment berm bench is prescribed for “350 Bench” (elevation 9350 m RL)

The engineering design of the underground mine relied on geomechanical analyses involving the collating and analyzing of existing and new structural geology or defect data, intact rock strengths, rock mass strength, and groundwater. Underground production commenced in early 2010, but development had been underway since 2005. The underground mine design was based on rock strength, measured as uniaxial compressive strength (UCS), and local structural geology and hydrology.

Rock strengths are a concern mainly in the kimberlite owing to the generally low strengths compared to non-kimberlite rocks. The host rock is mostly massive and intact granite with rock strengths of 100 MPa or higher, which is orders of magnitude greater than strength values found in the kimberlite. Underground mine development in the host rock is therefore less governed by rock strength but still influenced by structure and hydrology.

Figure 16 shows that the kimberlite rock strengths are quite variable. For Diavik as an underground mine, design of the ore extraction over the mine life will likely mean periodic review of mining methods, ongoing ground behaviour monitoring and design updates.

For both underground and surface mining, risk assessments for mining are conducted by operating and technical staff when considering major changes. This helps develop confidence in the proposed changes and promotes greater preparedness prior to implementing.

Pit and dike seepage management, wall depressurization, and run-off and mine water handling were – and still are – ongoing activities in the A154 and A418 open pits. These activities are fully anticipated for the future A21 open pit as well.

Seepage along the inside toe was anticipated and provided for in the design of the A154 and the A418 dikes and is managed through collection basins, pumps, inspection and monitoring. The A21 dike will also have seepage management systems and procedures built into the overall dike stability monitoring program that will be coordinated with an expansion of the existing team of full-time geotechnical staff.

Certain sectors of the first two open pits required depressurizing (reduction of porewater pressures) in order to reinforce the wall design, and vertical wells rather than horizontal drainages have been effective. A system of many wells is planned for reinforcing the A21 open pit design as well.

Water management in the open pits was initially a staged program driven by a wait-and-learn approach in the absence of a predictive model. Over time, major pumping stations and water handling systems were designed and installed in the open pits. In contrast, the underground mine is designed with underground pump stations and scheduled progressive expansions of the water handling system. Underground mine drainage is integrated with the established open pit water handling systems. Portals in the pit walls, used for many purposes, also provide options for maintaining a contingency drainage system as back-up to the permanent underground system.

Since 2006, significant expenditures for borehole drilling and testing have been made to improve not only the characterization of the hydrogeological conditions surrounding the resource but to fuel the ongoing development of a predictive model to guide mine design and planning. Through the marriage of hydrogeology and structural geology and supported by extensive laboratory testing, a discrete fracture network and flow model was developed for Diavik. Hydrogeology drilling was carried out directly for this, but opportune tests were also done where possible at holes drilled for other purposes. Ongoing appreciation of mine dewatering helps to ensure that mine designs and budgets include adequate provision for maintaining a viable and safe mine operation.

All mine water – dike and pit wall seepage, inflows from the kimberlite and country rock mass, surface run-off, precipitation – is collected via ditches, sumps, pumps and pipelines for storage and treatment in the wastewater treatment plant. Daily open pit mine water volumes exceeded 20,000 cubic metres per day (m3/day) prior to commissioning the underground system. The Diavik Diamond Mine was built to include a water treatment plant with an initial treatment capacity of 30,000 m3/day. As part of the planned infrastructure expansion to support the transition to underground mining, the water treatment plant was expanded to 60,000 m3/day with a short-term peak capability of 90,000 m3/day. This was to recognize the increasing mine inflows from underground.

16.2      Mining Methods

The stated reserves are contained within engineered mine designs incorporating the most recent data, design assumptions and operating experiences. These designs are subject to change as subsurface conditions change and experience continues to be gained.

Mining at Diavik began with open pit mining. It is a low-cost bulk mining method providing quick return on investment. Figure 17 shows the two pits and the remaining kimberlite left for mining from underground. The boundary between open pit and underground was based on the economics of the A154S and A418 pipes; A154N’s economics became known only after the mine had been built and expansion of the A154 open pit was not considered due to surface infrastructure including the dike.

The top of each of the pipes was as close to 20 m from land surface so open pit mining was viable. Both of the pits were based on Lerchs-Grossman optimization with further refinement during subsequent detailed designs. Beneath the pits, underground mining is technically and economically viable for all three pipes. Therefore, the mining limits where pit meets underground were further refined to satisfy several goals:

  maximize use of lower-cost open pit mining; use open pit methods to mine as much of the upper underground reserve as possible;

  avoid leaving any ore remnants in the ultimate completed open pit that would be un- mineable from underground; leave mineable faces/shapes in the final open pit that can be fully recovered from underground;

  eliminate leaving ore as a crown pillar; develop methods/plans to mine all ore.

The mine plan for underground start-up year 2010 involved the above activities in A154S for the transition between open pit and underground mining. Open pit methods were used in conjunction with underground mining to extract the high-grade A154S crown pillar at least cost. For the A418 pit/underground interface in 2012, the selected underground mining method was designed to leave no crown pillar and was started immediately after the completion of open pit mining.

Figure 18 shows the underground mine arrangement. The plan is based on two mining methods: sub-level retreat (SLR) for A154S and A418, and blast-hole stoping (BHS) with backfill for A154N.

Blast hole stoping (BHS) with cemented backfill was identified during 2005–2007 feasibility studies as suitable for stronger kimberlite, > 30 MPa. Figure 19 illustrates blast hole stoping. It is a bottom-up method relying on competent rock overhead. It is a bulk method in that several weeks’ worth of production is created by a single blast. Several stopes can be in production concurrently to ensure continuous utilization of crew roles and uninterrupted ore flow through overlapping stope development. However, as a bottom-up method, mine development to depth is an up-front cost.

Underground mining for the A154N kimberlite is BHS. A154N’s location within the wall of the A154 open pit and within the foundation host rock very near the A154 dike makes the requirement for backfill in this mining method most suitable for overall stability of the integrated pit-dike-underground system.

A mining method called underhand cut and fill (“UCF”) was going to be used in kimberlite having rock strengths weaker than 30 to 50 MPa. As such, the entire A418 pipe and possibly some small selected horizons in both A154S and A154N were originally earmarked for UCF. Ideally suited for weak rock, UCF is a top-down method in which mining takes place underneath cemented fill that was used to backfill the previous level overhead, and the weak rock is underfoot. Given the relative softness of the kimberlite, Diavik had planned to do this without blasting by using continuous mining machines. A roadheader and a drum miner, similar to those used in underground potash mining, had been tested and purchased for this. However, because ore is broken only at the time it is needed and no large-scale blasting is done to build inventories of broken ore, it is therefore more labour-intensive and higher-cost than BHS.

In search of an alternative, technical studies in 2010 led to Diavik’s adoption and switch to a sub-level retreat (SLR) method (also called sub-level open retreat, or sub-level open benching). SLR lessens reliance on kimberlite strength during the mining cycle and instead relies on the competence of the surrounding country rock to allow the comparatively weaker kimberlite within to be bulk-mined in a controlled retreating stoping sequence. As a top-down method, an increasingly deepening open-air void is left as SLR mining pushes deeper over time. With competent surrounding wall rock and virtually complete removal of the kimberlite in a single pass without primary and secondary stoping, backfill is not used. This offers notable time and cost saving. SLR is illustrated in Figure 20.

Studies completed in 2011 indicated that the 100% UCF plan for A418 underground could be replaced by 100% SLR. New underground development and infrastructure planning was carried out for conversion to SLR leading to stope production by end of 2012 shortly after completion of the A418 Pit.

Also in 2011, an upper zone of the A154S underground that was structurally problematic for BHS mining was converted to SLR on a trial basis. A154S underground is now also mined using 100% SLR.

Over time, the deepening of the open void left behind as SLR mining advances downward naturally increases the potential for granitic host rock material to fall from the walls onto the blanket of blasted ore that follows the mining downward. This is due to a number of influences including rock-mass structure, stress relaxation, weathering, moisture, freezing and thawing. Some granite has started to fall in and the impact on mining dilution, if any, is a topic of current discussion as operating and planning experience continues to be gained with SLR mining. The mineral reserve estimation currently assumes increased dilution with depth /void height.

Refinements to the mining methods including possible alternative methods may be considered in future as a continuous improvement process.

16.3      Operations

The Diavik Diamond Mine operates 24 hours per day, 365 days of the year. Crews at this remote site are resident on site while they work 12-hour shifts for 14 days, then rotate home for 14 days of rest. Four rotating crews cover 12-hour dayshifts, 12-hour nightshifts, on-site and off-site rotation.

Mine design, planning and scheduling is based on 5 m intervals.

Benches in the two completed open pits and the future A21 open pit are 10 m high. Catchment berms in the final walls are located every three benches, and the ‘triple-benched’ 30 m walls are pre-sheared (pre-split) in a single 30 m pass. The combined A154-A418 open pit operation was designed to supply 1.5 million tonnes per annum (Mtpa) of kimberlite and exceeded this soon after 2003 start-up, peaking at 2.4 Mtpa sustained during 2006–2008. Waste-to-ore ratios were comparatively high, averaging 10-to-1 over the life of the pits. Total ore and waste mining peaked at more than 31 Mtpa and averaged between 20–25 Mtpa for most of the combined two-pit life. The A21 open pit will have a similarly high waste-to-ore ratio and is expected to deliver between 0.2 to 1.0+ Mtpa, averaging around 0.6 Mtpa, from 2018 to 2023.

Underground, blast-hole stopes are planned 25 m high and sub-level retreat stopes are also 25 m. Both mining methods take place simultaneously and multiple faces are in production from more than one level. Production ramp-up to the targeted steady-state output of 1.5 –1.8 Mtpa ore took three years (2010–2012) as mine development in the granitic host rock pushed ahead to access additional ore faces. For 2013, Diavik’s first full year underground, the mine produced 1.9 Mt of ore and, with ore stockpiled from the open pit, processed 2.1 Mt. For 2014, 2.1 Mt of underground ore was mined and, with stockpiled ore, nearly 2.3 Mt was processed.

For each of the pipes, pre-production stripping was carried out to remove lake-bottom sediments and glacial till (collectively referred to as overburden) that covered the bedrock and kimberlite pipe. Indistinguishable in the field and therefore mined as a single unit, the overburden was placed in a designated area so that it can be accessed and used in future for mine closure work.

Most of the waste material mined is rock. A waste rock management plan has been in place since mining began. Waste rock is separated and stored as three types:

  Type 1 – no acid generation potential, suitable for all rockwork construction;
  Type 2 – possible low acid potential, to be stored in designated locations only;
  Type 3 – potential for acid generation, to be stored in designated locations only.

The acid generation potential is believed to be a function of sulphur content in occurrences of biotite schist. The identification of the three types of rock is either by geologist’s visual inspection or – during the peak open pit mining years – on-site laboratory sulphur determination performed on samples of blast-hole cuttings. The permanent storage locations for Type 3 rock are topographic lows having no net discharge. Type 2 storage locations either have no net discharge or can be contained. To date, there has been no acid generated in the rock dumps.

For the future A21 open pit, plans are in place for the removal and utilization of the overlying overburden for Diavik-wide mine closure purposes. The waste rock that will be mined at A21 has been confirmed as non-acid-generating (all Type 1) and will either be used for mine closure and other general rockwork projects or otherwise placed near the pit on a dump site that has been permitted.

The open pit mining fleet was purchased new in 2001 and commissioned in 2002 for the inaugural 2003 Diavik mine start-up. Some replacements and additions were made in subsequent years as required. After completion of open pit mining in September 2012, and with A21 still in feasibility phase, some of the equipment was sold, some was mothballed, and some remains in use for ongoing general site requirements. The peak open pit mining fleet was comprised of:

•	Drilling
	—	1	Drilltech	D90KS	rotary drill
	—	3	Drilltech	D75EX	rotary-percussion drills
	—	1	Atlas Copco	ROC L8	small-dia. track-mounted percussion drill
•	Loading
	—	1	Terex	RH200	hydraulic shovel
	—	1	Hitachi	EX3600	hydraulic shovel
	—	1	LeTourneau	L-1400	front-end wheel loader
	—	1	Caterpillar	5130	hydraulic excavator
	—	1	Hitachi	EX1900	hydraulic excavator
	—	1	Hitachi	EX1200	hydraulic excavator
•	Hauling
	—	11	Komatsu	830E	218-tonne haulage trucks
	—	8	Komatsu	HD785	91-tonne haulage trucks
•	Ancillary
		1	Komatsu	WD600	rubber-tired dozer
	—	3	Komatsu	D375A	tracked dozers
	—	2	Caterpillar	D10T	tracked dozers
	—	2	Caterpillar	16H	graders
	—	2	Komatsu	PC600LC	backhoes
	—	1	TowHaul		lowboy with Caterpillar 789 tractor

For the planned A21 open pit, which is smaller, the following reduced fleet is envisioned:

•	Drilling
	—	3	Drilltech	D75EX	rotary-percussion drills
•	Loading
	—	1	Hitachi	EX3600	hydraulic shovel
	—	1	LeTourneau	L-1350	front-end wheel loader	(L-1400 was replaced)
	—	1	Hitachi	EX1900	hydraulic excavator	available if needed
	—	1	Hitachi	EX1200	hydraulic excavator	available if needed
•	Hauling
	—	4	Komatsu	830E	218-tonne haulage trucks	upper benches only
	—	3	Komatsu	HD785	91-tonne haulage trucks
	—	3	Caterpillar	777	91-tonne haulage trucks	retain from dike constr.
•	Ancillary
	—	2	Caterpillar	D10T	tracked dozers
	—	2	Caterpillar	16H	graders
	—	1	Komatsu	PC600LC	backhoe

Acquisition of underground mining equipment began in 2005 when development commenced and the fleet has continued to evolve since. The main pieces of underground mining equipment are:

•	Drilling
	—	4	Atlas Copco	Boomer 282	development drifting jumbos
	—	2	Atlas Copco	Boomer M2C	development drifting jumbos
	—	1	Cubex	Orion	development/production/utility drill
	—	5	Atlas Copco	Simba M6C	production longhole drills
	—	1	MacLean	BH-3 Blockholer	secondary breaker
•	Loading
	—	3	Atlas Copco	ST1020	6 yd3 (4.6 m3) scooptrams
	—	7	Atlas Copco	ST14	8 yd3 (6.4 m3) scooptrams
	—	7	Atlas Copco	ST1530	10 yd3 (7.5 m3) scooptrams
•	Hauling
	—	3	Atlas Copco	MT436B	32.6-tonne (36-ton) haulage trucks
	—	5	Atlas Copco	MT5010	50-tonne haulage trucks
	—	9	Atlas Copco	MT6020	60-tonne haulage trucks
•	Ground control
	—	7	Atlas Copco	Boltec MC	rock bolters
	—	2	Normet	Spraymec 6050	shotcreting equipment
	—	2	Normet	MF 500 Transmixer	cement transporter
•	Ancillary
	—	2	Komatsu	GD655–5	grader
	—	1	Gradall		excavator
	—	2	Caterpillar	430	Backhoe
	—	10	Caterpillar	IT	loaders/forklifts
	—	1	Atlas Copco	MT416	articulated boom truck c/w/ HIAB

Marcotte scissorlift trucks and cassettes for ANFO, fuel, oil and lube, pipe Getman man carriers

Underground ore and waste is brought to surface at one of three portal entrances by underground haulage trucks and dumped on the ground in designated piles. The “portal muck” is then picked up by front-end loader and put onto surface haulage trucks (kept in service after the end of open pit mining) to be hauled either to the waste-rock dump (if waste rock) or to the ore processing plant. Underground materials handling systems were considered and would have had positive cost-benefit, but the availability of fully-owned loaders and trucks after the completion of open pit mining provided an existing means of overland materials transport with attractive unit costs, no additional investment and no additional critical-path construction during underground development.

Cemented rock-fill (“CRF”) is used as backfill underground. It is back-hauled into the mine (A154N only) from the nearby backfill plant by empty underground haulage trucks on their return trips. The 2007 feasibility study had envisioned the manufacture and pumping of paste backfill, when the sub-level retreat (SLR) pipes were originally conceptualized as underhand cut-and-fill (UCF) operations and all three pipes were going to be backfilled. The conversion of A418 and A154S from UCF to SLR (prior to any backfill being placed in them) eliminated the need for backfill there, leaving only A154N requiring filling. This allowed for a simplification and an overall cost reduction to use less-expensive CRF instead of paste, thus eliminating the grinding circuit in the backfill plant as well as a mine-wide paste pumping system.

16.4      Mine Production Plan

The mine plan is based on mining and processing from all four kimberlite pipes concurrently. Current production comes entirely from underground mining in A154S, A154N and A418. Open pit production from A21 becomes available after completion of the A21 dike construction and pre-production overburden removal. The entry of A21 into the feed blend coincides with the depletion of A154S, so effectively three pipes are in production at any time. A production plan for the mineral reserves (only) is shown in Table 18 and Figure 21.

Table 18          Mineral reserves mine production plan (100% JV basis)

The underground production (A154S, A154N, A418) suggested here is consistent with prevailing plans for the Diavik Diamond Mine. Internally, additional plans are prepared with the mineral resources included as well so that the economic viability of material with a likelihood of being mined in future can be assessed with a level of rigour. Mineral reserves only are shown in this report. A schedule that includes some or all of the remaining mineral resources could extend the mine life to 2024 depending on engineering assumptions.

The future A21 is intended to maintain full utilization of the processing plant, perhaps achieving peak throughputs that were achieved in the past (2006–2008). Further metallurgical testing and modeling remain to be done to assess further the impact of adding A21 to the feed blend. The A21 delivery profile provides a ‘ramp-up’ for lessons learned while gaining processing experience with A21 kimberlite.

16.5      Comment

The QPs are of the opinion that:

  Mine design has incorporated geotechnical and hydrological considerations warranted by the Diavik conditions and mining methods selected.

  Three kimberlite pipes are being mined concurrently as a single underground mine with common access and infrastructure and a single crew and supervision structure. This follows a recent decade of open pit mining for the three pipes via two pits by a similarly common crew and supervision structure.

  Mining methods at Diavik, past and present, have been conventional using equipment that is that is common in the industry.

  Sufficient equipment and fit-for-purpose infrastructure are available and planned for carrying out the mine plan.

  Mine plans are achievable, and have been consistently met or exceeded by actual operating performance.

  Sufficient storage areas for mined waste materials exist and a waste rock management plan is well established.

  The future A21 dike and open pit is underpinned by an approved feasibility study including economic analysis, funding, a construction program, and a dedicated project team.

  The mineral reserves provide a remaining mine life to at least 2023; conversion of remaining resources to reserves could extend mine life further.

17.      RECOVERY METHODS

17.1      Kimberlite Processing

The Diavik ore processing plant has operated continuously since commissioning in late 2002 and has been processing a blend of hard and soft kimberlites from A154S, A154N and A418. Designed originally for 1.5 million tonnes of feed per annum (Mtpa), expansion to more than 2 Mtpa was achieved steadily and quickly through continuous improvement without capital expansion. Throughput peaked at 2.4 Mtpa during a period of exceptionally favourable ore handling characteristics. Table 19 summarizes production ore processing to date and Figure 22 shows the plant.

Table 19           Mineral processing production at Diavik (100% JV basis)

Calendar Year	Kimberlite Processed millions of tonnes
2003	1.2
2004	1.9
2005	2.2
2006	2.3
2007	2.4
2008	2.4
2009	1.4
2010	2.1
2011	2.2
2012	2.1
2013	2.1
2014	2.3

Open pit mining (2003–2012) was also originally scheduled to supply 1.5 Mtpa of ore to the plant but was able to support the accelerated throughputs with the addition of more mining equipment. Year 2009 production was an anomaly due to planned curtailment during a market disruption associated with a global financial crisis at the time. From 2013 onward, Diavik has been a 100% underground mine which has to date continued to supply 2+ Mtpa of ore to the plant. Mine planning forecasts indicate that underground mine output will decrease gradually over time as the mine gets deeper and the kimberlite pipe dimensions get smaller. New production from the future A21 open pit will maintain an overall 2+ Mtpa to the plant when fully underway in late 2018.

Diamond ore processing uses no chemicals to separate diamonds from kimberlite. The gravity-based methods used rely on the relatively heavier weight of diamonds to separate them. Figure 23 explains the method and Figure 24 is the flow diagram for the process.

Figure 25 is a flow diagram for the recovery plant. In the recovery section of the plant, the diamonds are separated from the waste minerals using x-rays that trigger the unique characteristic of diamonds to glow. This triggers photo-electric sensors that direct strategically-placed air blasts to blow the diamonds into collection receptacles. Waste material is re-crushed if it is greater than a specific size otherwise the material is considered rejects and is stockpiled with a possibility to be reprocessed in future. The recovered stones then move through a series of sorters to the bottom of the processing plant where – under stringent security surveillance – an authorized employee measures and records the weight of the stones and also removes any non-diamonds.

Total recovery of all stones larger than the screen aperture has been the goal as small diamonds are economically viable for Diavik to recover. Grease tables have been incorporated into the recovery plant to support this. The screen size was 1 mm initially but has since been reduced to 0.85 mm. Nominal screen size is reported as 1 mm to provide a small allowance for wear.

The recovered diamonds are stored in a secured vault while waiting to be flown to Yellowknife for further cleaning and sorting. The diamonds are separated and packaged by size, weighed and stored in a special suitcase for shipping. The diamonds are flown discreetly but under security escort to the Diavik Diamond Mine’s product splitting facility (“PSF”) in Yellowknife where it is “split” by size and value into respective shares for the two Diavik Joint Venture entities. The PSF’s quality management system is ISO 9001 certified. Figure 26 shows the PSF which is located in the city of Yellowknife.

Figure 26      Diavik’s high-security product sorting facility in the city of Yellowknife

Staff at the PSF monitor for any diamond breakage that may result from mining, especially blasting, which would compromise the value of the stones; however, breakage has not been a problem to date.

A21 open pit kimberlite is expected to join the feed stream in late 2018. Based on initial assessment and processing trials of bulk A21 samples from 2007, there is reasonable confidence at a feasibility level that prevailing processing performance can be sustained with the addition of A21 to the feed blend. Further sampling and metallurgical testing ahead of A21 production is planned and budgeted. A suite of densimetric, grindability and strength tests are planned for calibrating a SysCAD model to determine an optimal range of how much A21 could be in the blend. There might also be possible bottleneck scenarios with A21. A21 is expected to have a relatively high clay content compared to the other Diavik pipes in production, and the consequent loading of the thickening and DMS circuits may necessitate upgrades to the thickeners, pumps and DMS cyclones.

17.2      Recoverability and Reconciliation

Reconciliation refers to the comparison of actual production to any number of original estimates of production, most commonly to mine plans or resource and reserve models. Reconciliation is carried out monthly and annually according to the Reconciliation Standard Operating Procedures (Thompson, 2009). This comparison is used to measure the performance of resource/reserve estimates, mine plans and the process plant. In making such measurements, any opportunities for improvement can be identified and implemented.

Tonnage reconciliation at the Diavik Diamond Mine is done on a monthly basis and compares:

  the processed tonnes measured on the weightometer at the front end of the plant, and the tonnage calculated from the geologic resource model using solids created from as- mined survey data.

Grade reconciliation compares the grade predicted by the model to the calculated recovered grade (recovered carats divided by weightometer tonnage).

Table 20           Annual reconciliation of tonnage, grade and carats

Year	Tonnage Reconciliation	Grade Reconciliation	Carat Reconciliation
2006	104%	105%	100%
2007	94%	101%	96%
2008	106%	87%	93%
2009	95%	93%	86%
2010	108%	87%	94%
2011	115%	99%	114%
2012	108%	98%	105%
2013	105%	97%	102%
2014	98%	104%	101%

Both grade and tonnage reconciliation have been calculated monthly and annually since 2006. Table 20 shows the comparison of model to actual on an annual basis.

Annual grade reconciliation in particular has been excellent overall, with the exception of years 2008 and 2010. Poor grade reconciliation in both of those years was the result of insufficient representative sampling (which was rectified soon afterward in both cases).

17.3      Processed Kimberlite Containment

The processed kimberlite containment, or PKC, is built in a natural valley on the mine site and is bounded by dams at either end. At the completion of mining, the PKC will be approximately 1 kilometre long and 1.3 kilometres wide, and will contain up to 40 vertical metres of processed kimberlite. A closure plan is in place for the PKC when processing operations cease in the future.

17.4      Comment

The ore processing plant on site has operated continuously since the mine’s commissioning in late 2002 and has met expectations in terms of throughput and diamond recovery.

There are no deleterious elements in diamonds processing. However, large amounts of granite or mud can cause processing difficulties but this has been handled by sorting away as much granite as possible from the feed and by blending kimberlites from different pipes/domains for optimum throughput.

The addition of new kimberlite from the A21 open pit in the near future is not expected to impact overall processing adversely if managed proactively. Further metallurgical testing of A21 kimberlite has been planned and funded.

18.     PROJECT INFRASTRUCTURE

18.1      Re-Supply Logistics and Personnel Transport

The Diavik Diamond Mine is located on the arctic barrenlands approximately 300 km northeast of the city of Yellowknife. Road access to the mine is available for only eight to ten weeks each year between January and March. This annual winter ice road is constructed and operated as a joint venture between the Diavik, Ekati, and Snap Lake diamond mines which operate in the region. Each mine shares the cost of construction, operation, maintenance and closure of the annual winter road. Other projects such as exploration sites and outfitting camps along or near the route are also served by the road on a toll basis. The winter road is shown on Figure 27.

Most of the bulk supplies for the diamond mines each year including fuels, lubricants, explosives, construction materials, and large pieces of equipment are transported over the winter road. To date, the total number of truckloads on the road ranges from 3,500 to nearly 11,000 each year, representing from 120,000 to 330,000 tonnes of freight per season. Although most trucks return empty, backhauls are used as much as possible to transport materials off-site during the road season. To date, between 165 and 890 loaded backhauls have been made each year. Diavik is typically the second-largest user of the road after the larger Ekati diamond mine. The distance between Yellowknife and the Diavik Diamond Mine is approximately 425 km. The logistics of planning a full year’s worth of freight and executing the delivery within less than two months is a critical requirement for achieving the mine plan every year.

The Diavik Diamond Mine is accessible by air year round. The Diavik mine site has a 1,600-m-long all-weather gravel airstrip that meets federal air transport requirements. The facility is equipped with runway lighting, an air traffic control centre, and an ‘apron’ (a.k.a. ‘tarmac’, ‘ramp’) area for offloading, parking, fueling and boarding several aircraft. The airstrip accommodates the large Lockheed L382G Hercules transport aircraft that operate in the region. Freight is also brought in on Boeing 737 Combi aircraft. Personnel are transported to and from the site from Yellowknife and several northern communities by small commuter aircraft including Dash 7s, Beechcraft 99, King Air, and occasionally Twin Otters. Also, weekly passenger service to and from Edmonton is provided by Boeing 737 and Avro RJ85 regional jet.

The procurement and delivery of up to a year’s worth of goods is supported by a materials management operation on site that includes indoor and outdoor warehousing, bulk fuel and lube tankage and distribution, bulk explosives (ammonium nitrate) storage, on-site staffing and mobile fleet for the handling of goods and materials.

The movement of goods and personnel is also supported by strict security controls for the protection of people, the goods, the site, and the organization. The scope ranges from traffic control on the ice road to screening of goods and passenger baggage arriving on site, to criminality background checks on visitors and workers, to electronic surveillance as well as active patrols, investigation where required, and movement of rough diamonds.

Jericho Diamond Project
600 km
Contwoyto Lake
Lupin Mine (inactive)
550 km
NUNAVUT
NORTHWEST TERRITORIES
500 km
Pellett Lake
450 km
EKATI Diamond Mine
400 km
Lac de Gras
Diavik Diamond Mine
Lac de Gras Maintenance Camp
350 km
Wekweeti
Courageous Lake
Salmita Mine (closed)
Tundra Gold Mine (closed)
MacKay Lake
300 km
250 km
Treeline
Lockhart Lake Maintenance Camp/ Rest Stop
Snap Lake Diamond Mine
Gahcho Kué Project
Drybones Lake
150 km
Tyhee Yellowknife Gold Project
100 km
Gordon Lake
50 km
Waite Lake
Dome Lake Maintenance Camp
Prosperous Lake
Tibbitt Lake
0 km
Meadows Security Check-in
Yellowknife
N'Dilo / Dettah
Great Slave Lake
Lutselk'e
LEGEND
50 km sections
Tibbitt to Contwoyto Winter Road
Secondary Winter Road Route
Ingraham Trail
Treeline
Maintenance Camp
Diamond Mine
Base Metal / Gold Deposit
25 12.5 0 25 50
Kilometres
N
S
E
W

Source: Tibbitt To Contwoyto Winter Road Joint Venture, 2013

Figure 27 The Tibbitt-to-Contwoyto annual winter ice road

18.2      On-Site Operations Support

The remoteness of the mine requires the site to operate as a self-contained community.

Workers and visitors are accommodated in a modern integrated complex offering single-occupancy quarters, high-quality meals in an upscale dining room, laundry, recreational and educational facilities.

A large administration and maintenance complex includes offices for staff and change rooms for workers as well as warehouse space and a 10-bay maintenance shop for servicing a variety of equipment including the large open pit haulage trucks.

Six 18-million-litre diesel fuel tanks contain more than a year’s supply of fuel for heating, mobile equipment, and power generation. All of the site’s electrical power is generated on site from two diesel generation plants plus a four-turbine wind farm. An extensive electrical distribution network includes more than 200 telephone poles. The two power plants have a combined installed capacity of 47 megawatts. The wind farm – the first large-scale system in Canada’s Northwest Territories – was commissioned in late 2012. Able to operate in temperatures as low as –40oC, wind power provides nominally 9% of the mine’s power needs. Heat for the site is through recovery of waste heat from the power generation plants, with an adjacent boiler plant held in reserve for additional heat as needed.

The largest building and biggest consumer of power on site is the ore processing plant. A large area outside at the feed end of the plant is where the blending of ore feed from the different kimberlite pipes takes place. Plant throughput and diamond recovery are controlled by the balance of hardness and softness, grade (carats per tonne), and geo-metallurgical characteristics. Nearby, almost adjacent to the ore processing plant is the processed kimberlite containment (PKC). Engineered into a natural valley in the centre of the island, the PKC is bounded by rockfill dams constructed at both ends. At the completion of mining, the PKC will be approximately 1 km long and 1.3 km wide and contain up to 40 m of processed kimberlite. Current closure planning for the PKC includes covering it with mined rock to seal it permanently.

Numerous other major infrastructure include:

  two water-retention dikes built to hold back the waters of Lac de Gras temporarily to facilitate mining the kimberlite pipes; a third dike has received regulatory permits and corporate approvals to be built;

  engineered storage piles for the glacial till overburden and country rock produced in the course of mining; a rock management plan is in place for rock having potential for long- term acid generation;

  rock crushing and backfill (for the underground mine) manufacturing plant;

  three active portals to the underground – a main portal and one each in the A154 and A418 open pits; an exploration and sampling portal for A21 (2005–2007) sits decommissioned;

  mine air heaters and fresh air ventilation intake fans for the underground mine;

  explosives magazines and a bulk ammonium nitrate prill storage facility;

  a federally regulated commercial bulk explosives emulsion manufacturing plant.

Process water is recirculated and reused with minimal makeup water taken from Lac de Gras. Drinking water is drawn from Lac de Gras and chlorinated. A state-of-the-art sewage treatment plant for treating domestic sewage serves the entire site. All wastewater, minewater, seepages and surface run-off are impounded and treated before release back to Lac de Gras. The water treatment plant is able to handle 60,000 m3/day of water with short-term capacity for up to 90,000 m3/day. Solid wastes are collected daily and either incinerated or placed in the approved landfill.

Voice communication and data transmission on site are conducted with Internet Protocol (IP) technology and connected by satellite to Yellowknife. The telephone system uses voice over IP and is based on equipment that also supports the data network. Network connections between buildings are through fibre optic cables with conventional copper wiring within each building for computers and telephones.

Figure 28 is an aerial view of the Diavik Diamond Mine showing the compact yet extensive infrastructure for the fully operational mine on an island of limited area. The view includes most of the facilities described although scale precludes identifying specific items. The ore processing plant is the prominent blue and white rectangular building in the left-hand side of the photo. The six (four and two) 18-million-litre fuel storage tanks are the cluster of red/brown structures further to the left.

18.3      Corporate and Administrative

DDDLP and its parent Dominion Diamond Corporation are headquartered in Yellowknife, the capital of the Northwest Territories. Dominion’s offices occupy two floors in the Precambrian Building, a prominent office tower in the heart of the downtown. Executive, finance, strategic development, human resources, community partnerships and government relations for Dominion’s wider mining interests in the territory are conducted from these offices including DDDLP’s involvement with the Diavik Diamond Mine.

DDMI, manager and operator of the Diavik Diamond Mine, is also headquartered in Yellowknife. DDMI’s offices occupy a floor in the Northwestel Tower which is also a prominent building in the heart of downtown. DDMI’s core focus is managing and operating the Diavik Diamond Mine for which executive, finance, strategic development, human resources, community partnerships, government relations and Diavik Joint Venture functions are conducted from these offices.

Both of the Diavik Joint Venture participants have a strong and permanent presence in Yellowknife and make regular visits to communities in the region to maintain stakeholder engagement and foster mutual support between mine and community.

Figure 29 shows each of the downtown Yellowknife office towers in which Dominion and DDMI are headquartered. The buildings are near to one another, as seen in the left-hand picture.

Figure 29      Corporate headquarters of Dominion (L) and DDMI (R) both in Yellowknife

18.4      Comment

In the opinion of the QPs, the existing infrastructure is adequate and appropriate for supporting the estimated mineral resource and mineral reserve, and appears able to support the mine plan for the estimated remainder of the mine life.

19.     MARKET STUDIES AND CONTRACTS

19.1      Markets

The rough diamond market is unlike conventional markets for other natural resource commodities, for several reasons:

  product characteristics are not homogenous and have wide ranges of size, colour and quality in infinite combinations;

  no agreed standard is used for the classification of diamonds;

  trading prices are not published or benchmarked;

  each seller has proprietary marketing and selling arrangements that are intentionally non-transparent for competitive reasons;

  the value chain is not transparent in terms of value added from rough stones to polished gems to the retail jewellery which ultimately drives demand and price.

DDMI’s share of Diavik diamonds is marketed and sold separately through its parent, Rio Tinto, whose diamond marketing and sales organization is well-established with 30 years of experience in the diamond industry and a loyal customer base. Dominion – and its earlier corporate incarnations including the iconic Harry Winston brand – has a strong reputation in the market and maintains a preferred position as a supplier of rough diamonds to cutters and polishers around the world. Dominion has a solid track record in marketing and selling its 40% share of Diavik diamonds.

For an individual stone, price is determined based on several criteria including colour, clarity, shape and size, based on a proprietary Price Book which is reviewed and updated up to several times per year following each sale.

For pricing on a project scale, however, deriving a single aggregate price for the kimberlite pipe (or separate prices for geological units within the pipe, if differences are significant) is required. This requirement necessitates collection of an initial bulk sample(s) large enough for statistical validity and extensive enough to ensure spatial representivity of the various geological units in the deposit. Like most diamond mines, Diavik produces a broad range of stone sizes and qualities that need to be sorted into technical categories to be evaluated. Hence a Price Book can be developed based on the goods evaluated, which can ultimately comprise several thousand categories. Thereafter, similar categories are then aggregated into packages for sale to diamond traders and polishers, after which the Price Book continues to be updated based on prices actually received. Each producer/seller will have its own active Price Book which is treated as proprietary.

Global demand for rough diamonds is driven by the price and demand for polished diamonds that are used in jewellery. Diamond prices fluctuate and are influenced by several factors including worldwide economic trends, diamond discoveries and total world production, and consumer appetite for discretionary/emotional spending on luxury goods such as jewellery.

To date, the Diavik Diamond Mine’s (100% JV basis) contribution to global rough diamond markets since the 2003 start-up averages nearly 8 million carats per annum, from a low of 4 million carats in calendar year 2003 to a peak of 12 million carats in 2007. While these may seem like large quantities, Diavik diamonds are in demand and are sold as they are produced. The surpassing of Diavik’s designed 1.5 Mtpa ore processing capacity to in excess of 2 Mtpa early in the mine life was driven by this strong consumer demand.

The demand for high-quality and politically “clean” Diavik diamonds has remained strong since the mine’s 2003 entry into the international diamond markets, save for a brief worldwide collapse in late 2008 through 2009 during the global financial/credit crisis. The market recovery was rapid and, combined with ongoing marketing efforts, sales volumes and prices soon surpassed the buoyant pre-crisis levels.

In the current near-term, markets have been softer than hoped but persistent marketing efforts by sellers and cultivation of targeted consumer sectors – e.g. China, U.S., India, Japan – has continued fuelling the growth of the rough diamond market.

The fundamentals for the worldwide diamond industry are robust and long-term forecasts are favourable based on suggestions that demand for rough diamonds will outstrip supply. This demand is seen to be driven largely by a shift in the consumer base as emerging economies on the Asian continent arise next to traditional diamond consumers like the United States. Moreover, with few known major diamond mine developments on the horizon and with existing producers having finite mine lives, an increasingly constrained supply should cause diamond prices to increase over time.

Substitution by synthetic diamonds in the future has generally not been viewed as a significant threat to the market for natural diamonds, but viewed instead as perhaps an affordable alternative for an entirely different consumer segment.

19.2      Contracts

As manager and operator of the Diavik Diamond Mine for the Diavik Joint Venture, DDMI is a mining company organized to carry out the core activities of mining and processing to produce rough diamonds as the saleable product. Supporting functions within DDMI are similar to those in other mining companies and include maintenance, environmental, technical, safety, administration and corporate services. The operating scope of both DDMI and DDDLP ends with the shipment of rough diamonds to their respective marketing organizations under the agreed arrangements.

Beyond the core business of mining, processing and delivery of saleable product in exchange for revenue, the operation of a remote work site makes necessary a number of ancillary functions that – while non-core and non-mining – are equally essential. These non-mining support functions are well-served by organizations specializing in the delivery of such services. The client mining company benefits from the service providers’ expertise, capability, and flexibility. The essential requirement for these services bestows upon the service providers a ‘tier 1’ or ‘permanent contractor’ (or at least long-term contractor) status.

A number of the mine’s specialty requirements have been awarded to northern businesses under long-term contracts. This has been helping to fulfil the socio-economic goals of the Diavik Diamond Mine to provide regional business opportunities and the goals of community and aboriginal stakeholders to participate in pursuing the opportunities to build skills and capacity. Some of the businesses existed before the mine’s start-up, others are joint ventures between established “southern” firms and northern groups, while still others are/were new entities (or northern subsidiaries of southern firms) created expressly for participating in the Diavik Diamond Mine.

Major “evergreen” contracts at the Diavik Diamond Mine include:

  G&G Expediting Ltd. – freight management and personnel movement to/from Diavik
  Det’on Cho Logistics – weekly jet aircraft flights to/from Edmonton
  Tli Cho Air – weekly fixed-wing aircraft services in the north
  Tli Cho Logistics Inc. – skilled site services and construction labour force
  Bouwa Whee Catering Ltd. – full catering, housekeeping and camp management
  Denesoline Western Explosives Inc. – explosives supply and on-site manufacture
  Kitikmeot Cementation Mining Development – underground mining services
  Ollerhead & Associates – surveying
  Fountain Tire – industrial tire supply and servicing
  Kingland Ford – light vehicle supply, fleet management and maintenance
  Exploration Medical Services – on-site medics and treatment facility

Contract terms are consistent with industry norms and employee remuneration is in line with that of DDMI direct employees. The contractors integrate seamlessly with DDMI personnel under the umbrella of a collaborative Diavik Diamond Mine workplace culture.

19.3      Comment

The QPs are of an opinion that the marketing arms of both DDDLP and DDMI are capable and successful in marketing and selling each company’s respective share of rough diamonds from the Diavik Diamond Mine. Both marketing organizations appear to understand their product, their markets, their customers, and the factors influencing future outlooks.

In the absence of a common trading exchange and thus no forward market for rough diamonds, price forecasts for economic analyses in support of mineral resource and mineral reserve evaluation are by necessity an internal best estimate from marketing analysts.

Diavik is a remote work site where a number of non-mining functions are as important as the core mining activities for producing and delivering the rough diamonds to be sold. These non-core functions have been assimilated into the operation under contracts that are typical of and consistent with regional industry practices.

20.     ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1      Permits

Relevant permits and authorizations issued by jurisdiction are:

  Water Licence W2007L2-0003                    Wek’èezhìi Land and Water Board
  Fisheries Authorization                               Fisheries and Oceans Canada
  Navigable Waters Permit                            Transportation Canada
  Explosive Permit                                           Natural Resources Canada
  Land Use                                                       Wek’èezhìi Land and Water Board
  Land Lease                                                    Government of the Northwest Territories

DDMI on behalf of the Diavik Diamond Mine is in full compliance with all existing permits, authorizations and licences.

The water licence for the Diavik Diamond Mine (Class “A” Water Licence W2007L2-0003) sets out several conditions with respect to DDMI’s right to alter, divert or otherwise use water for the purpose of mining. The water licence was issued in 2000, renewed in 2007, and requires renewal again in 2015. Efforts toward the 2015 renewal of the water licence have been proactive and are on track. The work has included new scientific studies, dialogue with regulators and engagement in the communities – an approach taken with the previous renewal of the water licence in 2007. Though not taking the upcoming renewal for granted, setbacks are not expected.

The Diavik Diamond Mine is subject to the Authorization for Works or Undertakings Affecting Fish Habitat File No SC98001 (“Fisheries Authorization”) issued by Fisheries and Oceans Canada (DFO 2000). The Fisheries Authorization outlines reporting requirements and approvals, compensation requirements for the Harmful Alteration, Disruption or Destruction (HADD) of fish habitat, and requirements for compensation plans.

Transport Canada conducted navigation reviews as part of the original environmental assessment. Specific permits are required for each of the three dikes. Transport Canada approvals are administrative in nature and can usually be obtained within 30 days with sufficient advanced notice submitted along with engineering drawings.

The federal explosives permit approves and regulates the operation of the bulk explosives manufacturing facility and ensures the safety of personnel and property within specified radii surrounding the plant. This permit is issued to and holds responsible the explosives supplier as the owner and operator of the manufacturing plant on site. Nothing in this permit precludes the requirements of the territorial mines act and regulations governing the storage, handling and use of the explosives in the mine.

The Diavik Diamond Mine’s closure and reclamation liabilities are covered by financial security provisions required under the water licence. This security amount is currently C$150 million. A small increase, estimated in the order of C$5 million or less, will likely be required in the future to cover closure liabilities for the new A21 mine development.

20.2      Communities

The area around Lac de Gras is sparsely populated. Figure 30 shows the location of communities in the region. The closest community to the mine is Wekweeti, located 187 km west southwest of Lac de Gras.

Historically, three groups of aboriginal peoples have used the Lac de Gras area: the Inuit, Métis, and Dene.

A cultural heritage assessment and archaeological surveys were completed and approved as part of the original mine development planning.

During the mine’s original approval process, Diavik committed to the priority hiring of northern residents and aboriginal people born in the Northwest Territories or West Kitikmeot region of Nunavut, and their descendants. DDMI has an effective communities program that has been in place for the past decade and a half and will continue through post-closure.

DDMI entered into three types of community agreements as part of the mine development:

  Participation Agreements with five aboriginal organizations that describe DDMI and community activities during the development and operation of the mine.

  Socio-Economic Monitoring Agreement with the Government of the Northwest Territories and five aboriginal organizations. The Agreement outlines DDMI’s commitments to local employment, economic benefits, cultural and community well-being and the monitoring of these requirements by a Board of community, government and DDMI representatives.

  Environmental Agreement with five aboriginal groups, and the governments of the Northwest Territories and Canada (Aboriginal Affairs and Northern Development Canada). The agreement provides funding for independent environmental oversight of DDMI and government regulators.

The Participation Agreements are between DDMI and the five neighbouring aboriginal groups that assert ties to the Lac de Gras region:

  the Tli Cho Government;
  the Yellowknives Dene First Nation;
  the Lutsel K’e Dene First Nation;
  the Kitikmeot Inuit Association;
  the North Slave Métis Alliance.

Dene communities of the Tli Cho government:

  Behchoko – This is the largest Tli Cho community in the territory with a population of 2,026 people (NWT Bureau of Statistics, 2010). Approximately 7% of the population is non-aboriginal. Commerce in the community revolves around local enterprise which includes everything from small retail stores to multi-million-dollar mining service companies. Diavik has helped to create businesses and continues to support and utilise Tli Cho businesses. Traditional subsistence living is also a major source of income for families in Behchoko. The Ekati, Diavik and Snap Lake diamond mines employ many residents, mainly on two-week-in/two-week-out rotations.

  Whati – This second-largest Tli Cho community had a 2010 population of 497, the majority of whom are aboriginal. A traditional lifestyle and economy are maintained in Whati based almost solely on trapping, fishing and hunting. Employment is primarily with the governments of the first nation, the territory, and the hamlet. There is little in the way of private business besides a bed-and-breakfast and convenience store. There is some employment by the three diamond mines, with employees working on rotation.
  Gameti – Gameti had a 2010 population of 295 people. Approximately 7% of the population is non-aboriginal. Gameti was a seasonal hunting camp used by Tli Cho people for many years and became a more permanent settlement in the 1970s. Fishing, hunting and trapping remain a large part of the local economy and way of life. Some residents work at the diamond mining operations. A local business development corporation offers business services to Gameti residents and operates a motel, gas station, and a fishing camp.
  Wekweeti – Some 140 people were living here according to 2009 statistics. Wekweeti’s location on the Snare River was originally for fishing and travel. Today, the river is the location of a series of dams and powerhouses that provide hydroelectricity to Yellowknife and Behchoko. Tourism is strong with fishing and hiking outfitting services offered in the area. Wekweeti is the closest community to the Diavik Diamond Mine and mining employs several residents.

The Yellowknives Dene First Nation (YKDFN):

  Dettah – Dettah is a small aboriginal community of 257 people (2009 NWT Statistics). Economic activities include government, private enterprise and mining-related work. Many residents of Dettah are employed in nearby Yellowknife. The YKDFN also has a business arm called the Det’on Cho Corporation whose mandate is to create training and job opportunities for Yellowknives Dene and bring in revenue through profitable business ventures. The corporation includes over 20 companies in the construction transportation, logistics, and training and management sectors.
  N’dilo – N’dilo is an aboriginal community of 257 people (2009 NWT Statistics) located at the outskirts of Yellowknife, a short walk from Yellowknife’s ‘Old Town’. Some residents retain a traditional Dene lifestyle, fishing and hunting nearby, while others work in Yellowknife and at the diamond mines. The main occupations are related to government, private enterprise and mining-related work. There is a business arm, the Det’on Cho Corporation, as noted above for Dettah

Lutsel K’e Dene Band:

  Lutsel K’e – This Dene community has approximately 312 residents. Languages spoken are Chipewyan and English. The local economy is largely traditionally based with hunting and trapping remaining key occupations for most residents. Arts and crafts are important as well. In recent years, efforts have been made to develop the tourism potential of the area. A fishing lodge is located near the community and accommodation is available there. There is also some employment with the mines. The Denesoline Development Corporation, based in Lutsel K’e, manages the for-profit businesses owned by the Lutsel K’e membership and provides management services to the Limited Partnerships in which Denesoline Corporation has an interest.

Kitikmeot Inuit Association (KIA):

  Kugluktuk – Located at the mouth of the Coppermine River in the Kitikmeot region of Nunavut, Kugluktuk is the westernmost community in Nunavut, almost on the border with the Northwest Territories. Copper Inuit (or Kitlinermiut) is a Northern Canadian Inuit group who live north of the tree line. Formerly known by the English name “Coppermine”, the population of Kugluktuk is approximately 1,300. The community is only accessible by air or water transport. The Kitikmeot Inuit Association ensures controlled development of resources and land in the Kitikmeot region while protecting areas for traditional uses such as hunting, trapping and fishing. There is significant potential for development and economic growth in the Kitikmeot through mining and land development; however there is strong commitment to balancing development with Inuit interests and the preservation of traditional ways. The Kitikmeot Corporation is the 100% Inuit-owned business development arm of the Kitikmeot Inuit Association, and works on behalf of the Inuit of the Kitikmeot region to develop business opportunities that will build an economic base in the Kitikmeot region.

  Iqaluktuuttiaq (Cambridge Bay) – This is the regional centre for the Kitikmeot region and is located on the southeast coast of Victoria Island. Iqaluktuuttiaq (Cambridge Bay) has a population of 1,400 people, the majority of whom are Inuit. Iqaluktuuttiaq is also governed by the Kitikmeot Inuit Association and is associated with the Kitikmeot Corporation (refer to above for Kugluktuk).

North Slave Métis Alliance (NSMA):

  Métis are a culturally distinct group of indigenous people that emerged from the relations of aboriginal women and European men. Based in Yellowknife, the North Slave Métis Alliance (NSMA) is a non- profit organization whose core mandate is to represent the interests of the direct descendants of the Métis of the North Slave region of the Northwest Territories. Its objectives include negotiation and implementation of a land and resources agreement, founded on the principles of self-government and to promote the educational, economic, social and cultural development of the Métis of the region. The economic development arm of the NSMA is MÉTCOR Inc., formed to create business and employment opportunities for Métis in the North Slave region of the Northwest Territories. MÉTCOR’s joint ventures and subsidiary companies provide a range of services to the territory’s mining industry, creating direct and indirect employment and contracting opportunities for members of the NSMA.

Early in the mine development, Diavik committed to northern training, employment, and business opportunities in addition to the environmental stewardship associated with sustainable development. To provide a formal mechanism for ensuring that environmental mitigation measures as well as social commitments were appropriately implemented and monitored, the environmental assessment of the Diavik Diamond Mine included a requirement for the aforementioned Socio-Economic Monitoring Agreement (SEMA).

Diavik recognizes its significant role in creating new and long-term business opportunities that can increase northern business capacity. Diavik undertook that throughout the initial mine construction, at least 38% of total capital expenditures would be on northern businesses. Of the C$1.2 billion in construction contracts awarded during the 2000–2002 construction period, the value of northern contracts was just over C$874 million or 74%. This was almost double the 38% objective in the socio-economic monitoring agreement. Northern aboriginal spending during construction was C$604 million, or 51%. When 2000 through 2013 spending is combined, Diavik has spent a total of C$6.0 billion, of which C$4.3 billion (72%) is with northern business. Of the C$4.3 billion, C$2.3 billion is with aboriginal business.

For the third year in a row, Diavik was selected as a CANADA’S TOP 100 EMPLOYER® for 2014. The CANADA’S TOP 100 EMPLOYERS competition is the largest editorial project of its kind in Canada, with thousands of employers taking part each year. Diavik was the only Northwest Territories workplace to have been recognized as a CANADA’S TOP 100 EMPLOYER for 2014. Each employer is graded by Mediacorp Canada Inc. editors on eight key areas, including:

  physical workplace
  work atmosphere and social
  health, financial, and family benefits
  vacation and time off
  employee communications
  performance management
  training and skills development
  community involvement.

20.3      Land Use and Mineral Tenure

The Diavik Diamond Mine operates under the terms and conditions of a set of five Land Leases covering the mine footprint area on East Island. Land Leases provides access and use of the land and water for the purpose of mining.

20.4      Environmental Management

The mine’s environmental management system is ISO 14001 certified. A full-time environmental staff is responsible for monitoring, directing, reporting and communicating on environmental matters.

Key areas of environmental management and monitoring include:

  ecological monitoring and sampling
  wildlife monitoring and management
  water flow management in open pit and underground
  acid generation potential of waste rock
  sewage water
  treatment of effluent water and removal suspended solids
  ammonia, phosphorus and suspended solids in effluent water discharged to Lac de Gras effluent water monitoring to determine potential toxicity to fish mine closure planning, reclamation research and site rehabilitation activities

Diavik’s water quality monitoring activity includes surveillance of water in and around the mine site, and an aquatic effects monitoring program that measures changes in the Lac de Gras aquatic environment. Results from water quality monitoring programs are reviewed to identify the need for any follow-up action.

Diavik monitors the potential effects of the mine on wildlife and wildlife habitat. This helps to determine if predictions made in the environmental assessment are accurate and to help assess the effectiveness of mitigation strategies. The mine staff conducts caribou, raptor, wolverine, grizzly bear, and other wildlife monitoring programs. Caribou are a key indicator species because of their cultural and economic value to northern residents as well as being of ecological importance. Low-impact behavioural surveys of caribou are undertaken at varying distances from the mine. Each year, local community members come to the mine to conduct the monitoring in conjunction with DDMI’s environment staff.

Every three years, mine environment staff undertake studies to measure dust deposition on lichen, both on and off site. Lichen is very important as a food source for caribou throughout the year. In the most recent initiative (2013), DDMI partnered with a newly formed aboriginal-led research body (the Tli Cho Research Institute) to incorporate both scientific methods and traditional knowledge into the work.

The complete range of environmental monitoring and study programs includes:

•	dust monitoring
	—	suppression of dust generated by the mine operation
	—	dust sampling and dispersion behaviour by season
	—	use of suppressants
	—	air quality monitoring
•	meteorology
	—	measurement of wind speed and direction, temperature, humidity, precipitation, evaporation, solar radiation
•	water quality
	—	sample collection and analysis
	—	water levels in ponds and dams
	—	makeup water usage
	—	site water balance
•	aquatic effects
	—	sampling and analysis for water quality, phytoplankton, zooplankton, benthic invertebrates, sediment chemistry, fish health
	—	short- and long-term effects
•	wildlife
	—	caribou, raptor and waterfowl, wolverine, grizzly bear, other wildlife
	—	accuracy of predictions, effectiveness of mitigation strategies

•	fisheries
	—	licence requirements
	—	studies to determine metal concentrations in fish tissue
•	reclamation research
	—	re-vegetation test plots
	—	country rock test piles

Government inspections provide assurances that Diavik remains in compliance with the legal provisions of permits and licences related to land and water use and waste management. To date there have been no breaches or non-compliances in environmental related regulations.

20.5      Mine Closure Planning

The Diavik Diamond Mine has a mine closure plan and cost estimate in place for closing the mining areas, dismantling buildings, capping/sealing the processed kimberlite containment, restoring the land, breaching the dikes and returning the lake water to original shoreline.

Financial security to cover the closure liability is in place and is in excess of the estimated cost of mine closure. In assessing the adequacy of the coverage, the federal government – whose department of Aboriginal Affairs and Northern Development Canada (AANDC) was the responsible regulatory agency until 2014 – obtained an independent mine closure concept and cost estimate for the Diavik Diamond Mine from a recognized independent industry expert. Updates and reassessments in future will now be done through the territorial government as a consequence of a devolution of federal responsibilities to the territory in 2014.

The government’s independent estimate of total mine closure cost for Diavik and the financial security amount levied on the mine for the liability provides substantially for the actual mine closure plans in place.

DDMI has had a mine closure plan for Diavik since project inception. The overall approach to reclamation and closure planning for Diavik conforms to both corporate and established international guidelines for mine closure. The closure plan is an ongoing work-in-progress with periodic updates based on long-term research underway in the field and a growing base of traditional knowledge gained from engagement with community members. As a requirement of Diavik’s Type A water licence and land leases, a report is prepared annually to report to stakeholders on progress, research results, and ongoing changes to the interim closure plan.

The mine closure cost, being driven by the mine closure plan which is updated periodically, is likewise updated periodically and dialogues with the government are held regularly to ensure that the liability coverage remains appropriate. To date, estimates of the Diavik mine closure cost have all been well over C$100 million.

Up-to-date mine closure provisions are included in the Diavik business plans for both DDMI and DDDLP, based on the prevailing closure plans – which to date have been higher in cost than the government’s estimates – and in accordance with generally accepted accounting practices.

Moreover, Diavik’s commitment to mine closure extends beyond just reclamation and clean-up to include additional costs for social obligations as well, such as employee exit costs (which government regulators do not require).

20.6      Comment

The QPs are satisfied that the status of permitting, quality of environmental management, monitoring performance, positive community impacts and social acceptance support the viability of the estimated mineral reserves and mineral resources.

21.     CAPITAL AND OPERATING COSTS

21.1      Mine Development Capital Costs

Initial capital to build the Diavik Diamond Mine was spent between late 1999 and early 2003. Construction was completed under budget and ahead of schedule.

Once in operation, further mine development capital expenditure included:

  2004–2006      A418                                      A418 dike for the A418 open pit
  2004–2006      A154S, A154N, A418          Underground exploratory decline
  2005–2007      A21                                         Exploratory decline and bulk sample mining
  2006–2007      A21                                         Site investigation, dike design and mining studies
  2006–2007      A154S, A154N, A418          Underground test mining and bulk sampling
  2007–2010      A154S, A154N, A418          Construction and development of the present U/G mine
  2011–2012      Mine-wide                             Four-turbine wind power electrical generation farm.

All of these projects were completed within budget and – except for the 2007–2010 underground mine development – on time. The 2007–2010 underground mine development was rescheduled for 2009 during a global financial crisis that paralyzed capital spending across industries, revising the start of Diavik’s underground production by roughly a year later than planned.

Diavik mine development continues with the recent decision to proceed with the A21 dike and open pit. The engineering and costing have been completed to full feasibility detail. Dike construction is phased over three seasons, 2015 to 2017, followed by open pit pre-production overburden stripping in 2018 and first deliveries of A21 kimberlite to the processing plant later that year. Including a 15% contingency and allowance for escalation in real terms over the four-year construction period, the project was estimated in 2014 to cost C$385.6 million (of which C$0.8 million was to be sunk during 2014). Although A21 is the smallest of the four Diavik kimberlite pipes, the dike will be in waters deeper than for the other dikes; the cost to build the dike takes up most (more than 80%) of the total A21 capital cost. The A21 dike and open pit will be Diavik’s third, and will be built in-house largely with local workers.

Table 21 summarizes the profile of expenditure for the A21 mine development capital, expressed in 2015 dollars (2014’s C$0.8 million sunk amount does not appear).

21.2      Sustaining Capital Costs

Since production began at Diavik, capital expenditures have been made annually to sustain the operation and fund mine developments required for continued production. Sustaining capital expenditures include:

  scheduled dam raises for the processed kimberlite containment ongoing underground developments of a permanent and mine-wide nature improvements to the processing plant
  planned replacements of and additions to the mine equipment fleet replacements of light vehicles
  purchases of critical spares
  general improvements across the operations.

The Diavik capital plan is a five-year detailed plan that is budgeted annually with quarterly reviews and updates. Capital cost estimates approved for inclusion in the five-year business plan are required to be based on firm quotes and/or first principles to support feasibility levels of accuracy and must also include the associated indirect costs, owner’s costs, contingencies, freight and any commissioning costs. Moreover, each capital expenditure or project is required to demonstrate a valid business case or else have some other compelling justification. A well-established internal due diligence process is in place and in use.

For longer-term business planning, the five-year capital plan is projected ahead with consideration for the rate of mining, camp population and overall scale of activity on site. As such, capital cost assumptions beyond the immediate five-year plan can include conceptual estimates and placeholder allowances especially toward outer years.

The capital cost assumptions for this report reflect prevailing estimates in the current business model for the Diavik Diamond Mine. Table 21 summarizes the mine development and sustaining capital expenditures thus forecasted, in current Canadian dollars and real terms.

Table 21      Estimated capital costs, C$ millions (100% JV basis)

Calendar	Development	Sustaining	TOTAL
Year	C$ millions	C$ millions	C$ millions
2015	65.6	70.6	136.1
2016	116.3	61.1	177.4
2017	131.1	61.7	192.7
2018	79.1	45.1	124.2
2019	0.3	42.9	43.2
2020	-----	31.7	31.7
2021	-----	6.2	6.2
2022	-----	1.6	1.6
2023	-----	-----	-----
2024	-----	-----	-----
TOTALS	392.3	320.9	713.2

21.3      Operating Costs

Operating costs represent the normal and recurring costs of production, including:

  mining – underground including backfill where used

  mining – open pit (for the future A21 open pit)

  processing

  site support – camp, logistics, power generation and distribution, water treatment, technical services, materials management corporate overheads – finance, human resource management, training, environment, communities, executive private royalties

  marketing costs – assumption only; DDDLP and DDMI each have separate marketing arrangements for their respective share of diamonds mine closure

Five-year forecasts of operating costs are based on regularly updated (quarterly) first-principles calculations provided by or through each of the function heads of the Diavik Diamond mine, based on an agreed and management-approved updated mine plan. Approval of each area’s five-year operating budgets includes a process of internal scrutiny and challenge by peers and senior management.

Business planning beyond five years is not undertaken by operations personnel but is done at a business-wide level by strategic planners and financial analysts. As such, life-of-mine operating cost assumptions beyond year 5 are modeled values based on the detailed five-year operating budgets and corresponding mine plan.

Most areas of the operation have fixed as well as variable costs. While the variable portion of operating costs may vary linearly with cost drivers, fixed costs would not. Therefore, at an overall level, different categories of operating costs for the Diavik Diamond Mine vary with cost drivers in different ways and not always linearly.

For the mineral reserves in this report and the schedule of mining and processing envisioned for them, Table 22 depicts modeled estimates of the associated operating costs by year in Canadian dollars and in real terms. Note that because the production schedule for the mineral reserves in this report is not the current five-year plan (but mimics it), the operating costs for the first five years are only a modeled replica of the current business plan.

Table 22       Modeled operating costs, C$ millions (100% JV basis)

Calendar Year	Underground Mining	Open Pit Mining	Ore Processing	Site Support & Corporate	Private Royalties	Marketing Costs	TOTAL OPERATING
2015	181.5	-----	42.4	174.0	21.6	15.7	435.1
2016	185.4	-----	42.4	174.0	20.9	15.7	438.4
2017	187.4	-----	42.4	174.0	21.9	15.7	441.4
2018	179.2	10.9	42.4	174.0	22.1	15.7	444.4
2019	169.3	68.3	42.4	174.0	22.3	15.7	492.1
2020	165.2	47.4	43.6	175.2	23.8	15.7	470.9
2021	158.5	38.4	44.8	176.3	23.8	15.7	457.1
2022	106.6	28.4	44.8	176.3	24.4	15.7	396.3
2023	85.1	16.2	26.7	152.4	9.3	7.8	297.4
Totals	1,418.2	209.7	372.0	1,550.3	189.6	133.4	3,873.1

Mine closure costs not shown; they are incurred after the end of production and extend for a number of years afterward.

21.4      Continuous Business Planning

The mine plan, production scheduling and costs are prepared by DDMI as manager and operator of the Diavik Diamond Mine. “Continuous planning” is practiced.

DDMI operates on a calendar year basis, i.e. January to December. Mine plan production and costs are updated in detail for the coming year every third quarter (July to September). This also provides opportunity to reforecast the remainder of the current business year (for DDMI), both to provide the most current launch point for the coming year’s mine plan and as an update in its own right for the current year. Although this means that the plan for a given year is made initially nearly half a year ahead of time, the long lead time accommodates the many levels of review and approval beyond DDMI – Rio Tinto diamonds product group, Rio Tinto diamonds and minerals division, Dominion Diamond, and Rio Tinto.

The annual plan is a five-year plan (five and a half years including the reforecast of the remainder of the current year in progress). Planning is detailed by month with years 4 and 5 by year.

During the first quarter of the new calendar year, nominally February, the mine plan and costs are reforecast. This incorporates the year-end updates to the mineral reserves (and resources, included in internal upside mine plans) as well as changes in mine plan, updated face positions and cost inputs/assumptions. Compliance with the approved plan for the year is assured where there are consistencies while any material changes or emerging issues are noted.

The process is repeated during the second quarter of the calendar year, nominally May.

The third-quarter reforecast beginning in July starts the annual planning cycle over again, culminating in a new five-year plan and multiple levels of approval ahead of the next calendar year.

This well-entrenched planning regimen provides a disciplined process for capturing changes to the plan – whether due to deviation or to new ideas – which typically occur incrementally over time but can cause “surprises” if overlooked. Beyond simply preventing foreseeable problems and reducing the impact of “surprises”, continuous planning promotes continuous improvement.

21.5      Comment

The QPs believe that the capital and operating cost assumptions have a sound basis and reasonably represent the costs to continue developing and producing from the stated mineral reserves (and mineral resources, in internal upside scenarios).

The capital investment to build the A21 dike and pre-strip the A21 open pit is based on completed engineering, permitting in hand, a final feasibility study and detailed construction plan. The proposal has undergone thorough technical review and exhaustive financial evaluation for bankability. Strong capability exists for executing the project as A21 will be Diavik’s third dike and open pit.

Sustaining capital cost assumptions are as per the current capital plan for the operation prepared by site operating management.

Annual and quarterly five-year forecasts of operating costs at the Diavik Diamond Mine are prepared by area functional leaders, compared against previous estimations, challenged by peers and approved by senior management. Long-term projections of operating costs are carried out by experienced analysts. For the mineral reserves in this report and the mining schedule prepared for their analysis, the modeled operating costs for the remaining life of the mine are based on and calibrated to the five-year plan costs.

A determination of viability using the costs as described here would have plausibility.

22.     ECONOMIC ANALYSIS

The economic analysis of the mineral reserves in this report represents a forward-looking view that is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those portrayed here.

Forward-looking views in this report include but are not limited to:

  future diamond valuations;
  estimations of mineral resources and mineral reserves
  what portions of the geologic model are considered to qualify as reserves;
  mineability and recovery of the mineral reserve;
  production sequencing, schedule and volumes;
  processing plant throughput and diamond recovery;
  the assumption that all production is sold;
  costs of production;
  costs of support and overhead;
  sustaining capital expenditures;
  costs and timing of the development of the future A21 dike and open pit;
  expectation that environmental risks continue to be managed well;
  an assumption that all permits remain in good standing;
  no anticipation of catastrophic accidents, labour disputes and other risks of the industry;
  continuation of the social licence to operate;
  retention of property title with no disputes or claims.
  U.S./Canadian dollar foreign exchange rates.

Without limiting the generality of the above risk statements, some specific risks can come from changes in parameters as mine and process plans continue to be refined. These include possible variations in mineral reserve estimates, grade or recovery rates; geotechnical considerations during mining and geotechnical and hydrogeological considerations during A21 dike construction and operation, including impacts of mud rushes underground, pit wall failures, or dike integrity; failure of plant, equipment or processes to operate as anticipated; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; risk that diamond price assumptions may prove to be incorrect; and delays in obtaining regulatory approvals.

22.1      Cut-Off Grade Analysis

Mining a diamondiferous kimberlite pipe that is clearly and distinctly different from the surrounding non-mineralized granitic host rock is unlike mining base and precious metals. The kimberlite pipe is not a mixture of mineralized and non-mineralized rock, and the surrounding granitic country rock will contain no diamonds whatsoever. Therefore, cut-off grade economics does not turn ore into waste nor waste into ore. In mining the Diavik kimberlites, all of the kimberlite qualifying as reserves is mined without selectivity.

If a cut-off grade analysis were to be used for the Diavik kimberlites, the calculations would be based on the following equilibrium equation.

Each individual kimberlite – A154S, A154N, A418, A21 – fetches a different average price per carat so each pipe would have a different calculated cut-off grade. Different mining methods used in each pipe, e.g. blast-hole stoping with backfill versus sub-level retreat with no backfill, different locations/depths, plus different rates of mining and depth change, all give rise to different costs and therefore different cut-off grades for regions within the same pipe depending on mining method and location. Further impairing the cut-off grade calculation is that a significant portion of costs at Diavik are fixed and common. This means that the cost-per-tonne assumption relies on unitising fixed costs which become incorrect in any other period when the tonnage is different. It also means distributing common costs based on some form of “logic” that only appears logical but is simply not true. Cut-off grade is influenced strongly by the prices and costs assumed. Given the speculation surrounding forward-looking prices along with the gross simplifications involved in distilling the full costs, cut-off grades must be used with caution and viewed as merely rough indicators of economic viability. Greater emphasis is placed on cash flow analysis on a full mine plan basis.

Due to the geometry of kimberlite pipes and the mineralization being confined to within the pipes – and the particular robustness of the mineral reserve economics – the Diavik Diamond Mine does not have tables and graphs showing how mineral reserve tonnes vary as a function of unit costs, prices or calculated cut-off-grades. Cut-off grade analysis would merely indicate whether grades in the pipe exceed a cut-off grade (with any that fall short being more likely to trigger further study than removal from reserves).

Notwithstanding the fundamental limitations of cut-off grade methodology in Diavik’s case, cutoff grade analysis is nevertheless carried out regularly as a secondary and alternative check that the grades in each of the pipes support a viable mine. The exercise is also used as a rough check to confirm the areas having strong economics and identify marginal areas requiring more detailed examination.

22.2      Discounted Cash Flow Analysis

An economic analysis is provided here, using the mineral reserves in a discounted cash flow model based on annual production for the remaining life of the mine. Viability is considered to be demonstrated by the resulting cash flows being positive in each year, except perhaps in certain periods where major capital expenditures are made that contribute to an increase in the overall net present value.

The analysis is based on calendar years from the present year to depletion of the mineral reserve. Only the mineral reserve in this report is included. Neither rough diamond stocks in inventory nor work in progress at the start of the first year are considered.

The assumed mine output and plant throughput rates are considered to be within the capabilities of the operation based on historical performance and the intentions reflected in forward-looking mine planning efforts at the Diavik Diamond Mine. Metallurgical recoveries assumed are as per current reported recoveries of 100% above a 1.0 mm screen slot size.

The production profile is as shown earlier in Table 18 and in Figure 21, both reproduced here for reference. Note that the analysis presented here is for the mineral reserve only. Including some or all of the remaining mineral resource would extend the mine life beyond what is shown.

Totals	2015	2016	2017	2018	2019	2020	2021	2022	2023
A154S	Sub-Level Retreat	Waste	M tonnes	0.157	0.027	0.020	0.079	0.031	-				
		Ore	M tonnes	1.824	0.435	0.440	0.435	0.345	0.168	-	-	-	-
		Grade	cpt	3.69	3.75	3.52	3.64	3.64	4.25	-	-	-	-
		Carats	M carats	6.737	1.633	1.548	1.583	1.257	0.715	-	-	-	-
A418	Sub-Level Retreat	Waste	M tonnes	0.785	0.194	0.176	0.131	0.129	0.121	0.034	-	-	-
		Ore	M tonnes	5.550	0.863	0.870	0.870	0.795	0.750	0.750	0.600	0.052	-
		Grade	cpt	3.67	4.15	4.20	4.16	3.78	3.44	3.07	2.51	2.43	-
		Carats	M carats	20.367	3.579	3.653	3.618	3.006	2.580	2.301	1.505	0.126	-
A154N	Blast Hole Stoping	Waste	M tonnes	0.507	0.077	0.101	0.082	0.117	0.087	0.008	0.013	0.022	-
		Ore	M tonnes	7.042	0.780	0.790	0.795	0.795	0.811	0.875	0.900	0.725	0.571
		Grade	cpt	2.28	2.06	1.98	2.08	2.28	2.33	2.48	2.47	2.49	2.40
		Carats	M carats	16.091	1.607	1.563	1.656	1.810	1.887	2.170	2.226	1.802	1.370
TOTAL UNDERGROUND		**Waste**	**M tonnes**	**1.449**	**0.297**	**0.298**	**0.293**	**0.276**	**0.207**	**0.042**	**0.013**	**0.022**	**-**
		Ore	**M tonnes**	**14.416**	**2.078**	**2.100**	**2.100**	**1.935**	**1.729**	**1.625**	**1.500**	**0.777**	**0.571**
		Grade	**cpt**	**3.00**	**3.28**	**3.22**	**3.27**	**3.14**	**3.00**	**2.75**	**2.49**	**2.48**	**2.40**
		Carats	**M carats**	**43.194**	**6.819**	**6.764**	**6.857**	**6.073**	**5.182**	**4.471**	**3.731**	**1.929**	**1.370**
A21	Open Pit	Waste	M tonnes	24.859	-	-	-	1.125	11.629	6.330	3.955	1.267	0.553
		Ore	M tonnes	3.675	-	-	-	0.165	0.371	0.575	0.800	1.523	0.241
		Grade	cpt	2.73	-	-	-	2.88	3.06	3.35	2.66	2.51	2.20
		Carats	M carats	10.022	-	-	-	0.475	1.136	1.928	2.128	3.824	0.531
Stockpiles		Ore	M tonnes	0.022	0.022	-	-	-	-	-	-	-	-
		Grade	cpt	3.13	3.13	-	-	-	-	-	-	-	-
		Carats	M carats	0.068	0.068	-	-	-	-	-	-	-	-
TOTAL ORE TO PLANT		**Ore**	**M tonnes**	**18.113**	**2.100**	**2.100**	**2.100**	**2.100**	**2.100**	**2.200**	**2.300**	**2.300**	**0.813**
		Grade	**cpt**	**2.94**	**3.28**	**3.22**	**3.27**	**3.12**	**3.01**	**2.91**	**2.55**	**2.50**	**2.34**
		Carats	**M carats**	**53.284**	**6.887**	**6.764**	**6.857**	**6.548**	**6.317**	**6.399**	**5.859**	**5.753**	**1.901**

Capital investment in further mine development and sustaining capital expenditures are as discussed in sections 21.1 and 21.2, and shown in Table 21.

Operating costs are as explained in section 21.3 and summarized in Table 22. Mine closure costs were not included in that table but are incorporated into the cash flow analysis. The cost of closing the mine includes the physical aspects of clean-up and reclamation as well as workforce and social obligations and a reasonable period of post-closure monitoring.

The operating costs include private royalties payable to third parties, calculated as percentages of gross revenues. Government royalties on the value of mine output are also payable based on a sliding scale of rates, as described in section 4.6. For this exercise, the government royalty is approximated as part of the overall taxation amounts assumed.

The taxation treatment in this analysis is applied to the Diavik Diamond Mine as a stand-alone whole entity, and on a simplified basis. In fact, DDDLP and DDMI are separate joint venture entities each responsible for their own taxes. Nevertheless in this analysis of the mine as a single entity that is in production, a simplifying assumption is made that territorial taxation is 13% of pre-tax free cash flow while federal taxation is 26.5% of post-tax free cash flow. None of the foregoing is intended to reflect the tax position of either DDDLP, Dominion Diamond Corporation, or DDMI.

Prices for this analysis are based on recent sales history, with an assumption for the future A21 based on valuation of carats sampled.

  A154S          US$145 /carat average price for 2014
  A418            US$105 /carat average price for 2014
  A154N         US$190 /carat average price for 2014
  A21              US$145 /carat assumed average price for 2014

Projection over the remaining life of the mine assumes a year-over-year real growth of 2.5% applied equally to all four pipes.

Exchange rates between Canadian and U.S. currencies are assumed to be C$/US$ = 1.135 in 2015 and C$/US$ = 1.10 thereafter.

These prices and outlook do not necessarily reflect the prices and exchange rates that will actually be realised by either of the joint venture participants.

Inflation is not considered in this economic analysis as it is a discounted cash flow model and all amounts are in real terms.

A discounted cash flow analysis summary reflecting all of the foregoing is shown in Table 23. In this model, future cash flows are discounted to reflect present-day dollars with the discounting applied neither to the beginning nor the end of a year but to mid-years.

The discounted cash flow analysis indicates positive economics for the mineral reserves over the remaining productive life of the mine, ending in 2023. Assuming mid-year discounting using a 7% discount rate, the net present value is nearly $2.3 billion.

The mine is a well-established operation in production with cash flows that are immediately positive and sufficiently robust such that the forecasted capital investments are self-funded. Hence, payback and rate of return are not relevant at this stage of the project.

Note: The cash flow model shown in Table 23 is presented solely to indicate the economic viability of the mineral reserves in this report. It is not a forecast of either the Diavik Joint Venture’s or DDDLP’s share of cash flow from the Diavik Diamond Mine.

Table 23           Cash flow model for the Diavik Diamond Mine (100% JV basis)

22.3      Sensitivities

The economics of the Diavik Diamond Mine are sensitive to changes in various parameters, as summarized in Table 24 below. Using the net present value at 7% discount rate as the basis for comparison, the impact of changes to key parameters can be evaluated. For the variables in the sensitivity analysis, a ±10% change is applied.

Table 24           NPV Sensitivity analysis – Diavik Diamond Mine (100% JV basis)

Parameter	Financial sensitivity	NPV7 (C$ Billions)
	–10% Change	Base Case	+10% Change
Grade	1.806	2.255	2.704
Price	1.805	2.255	2.704
Exchange rate	1.846	2.255	2.754
Capital costs	2.294	2.255	2.216
Operating costs	2.449	2.255	2.061

The Diavik Diamond Mine is highly sensitive to ore grade (carats per tonne). Grades do not actually change; variances whether negative or positive are the differences between forecast and actual. Thus it is important from a planning and expectation perspective to maintain a well-supported and sensibly estimated geologic model that evolves as more kimberlite is mined and new zones become accessible for ongoing probing and sampling ahead of production.

The mine is also vulnerable to price and exchange rates, which are external factors outside of operational control. Exchange rate is important because the product is sold in U.S. dollars while the costs of production are in Canadian dollars.

Operating costs can have a notable impact on the business. Economy, efficiency, scale and control of operating costs are therefore important and can be a cushion against uncontrollable factors such as price and exchange rates.

The financial health of the mine is least sensitive to capital costs.

22.4      Comment

The QPs are satisfied that the mineral reserves in this report have positive economics.

The tonnes and grades in the economic analysis correlate to the estimated reserves, and the production schedule is consistent with the rate and scale of mining at the Diavik Diamond Mine. While confidentiality precludes using either DDDLP’s or DDMI’s forward-looking prices, the assumptions in the analysis have sound justification and appear to be within the range of prices observed for Diavik in the past. The full scope of operating costs have been considered and provision has been made for capital requirements over the remaining mine life. Taxation has been simplified but is considered to be conservative.

Discounted cash flow analysis is used. This is consistent with conventional business practice. For this exercise, the analysis has been carried out using a spreadsheet for easy review.

Cut-off grade analysis has been covered in this chapter along with discussion of its limitations in general and in particular at the Diavik Diamond Mine.

The QPs are further satisfied that the economics of the mineral reserves are sufficiently robust to withstand a reasonable degree of adverse changes to various factors. Meanwhile, favourable changes in the same factors can provide notable upside value.

Economic analysis supports the estimation of mineral reserves by demonstrating their value potential.

23.     ADJACENT PROPERTIES

While Dominion has interest in other properties in the vicinity of the Diavik Diamond Mine, there are none that are relevant to this report.

24.     OTHER RELEVANT DATA AND INFORMATION

24.1      Reserve Exploitation to Date

The Diavik Diamond Mine has been reasonably consistent in delivering on expectations. Using figures available to the authors of this report, which may not be the figures reported in other sources, Table 25 illustrates the mine’s life-to-date reliability of forecasts and conformance, which is a reflection of the geologic modeling and planning at the Diavik Diamond Mine.

Table 25           Reserve exploitation to date

24.2      Comment

While the accuracy of mine planning and track record of operating performance are separate matters from the predictive reliability of a mineral reserve model, meeting expectations requires a combination of all three elements. The QPs are confident that geologic modeling and mineral reserve estimation have been kept reasonably up to date, providing a credible primary input to the mine schedules and business plans for the Diavik Diamond Mine.

25.     INTERPRETATION AND CONCLUSIONS

25.1      Interpretation and Conclusions

The QPs are satisfied with the status of mineral tenure, regulatory permits, environmental performance, workplace quality and community social responsibility. A strong record in all of these areas and unflagging stewardship bode well for the mine in the years ahead. Renewal of the existing Class ‘A’ Water Licence for another long term beginning in 2015 is on track at the time of this report and no serious hiccups are expected. Meanwhile, permitting is in hand for the recently approved construction and future open pit for the A21 kimberlite pipe.

The geological setting, mineralization, structural and alteration controls, deposition processes and occurrence of kimberlite pipes are well understood. Knowledge of the kimberlites has been evolving over time and continues to grow with experience.

The types of drilling, sampling methodology and type of data collected are consistent with industry practices for diamond deposits. Drill-site supervision, quality assurance and security are considered to be among industry best practices. Qualified technical staff exists at the Diavik Diamond Mine and additional diamond industry experts are available from outside of the mine. The database is managed conscientiously in-house and modeling is performed in a framework of peer and expert review. Several full and partial audits by third parties over the past decade provide assurance of the adequacy and reliability of the data for mineral resource estimation.

Early metallurgical test work had been appropriate. Processing performance was subsequently borne out in practice. More recent metallurgical tests have been batched through the Diavik processing plant on site, eliminating the need for scaling and providing direct experience of how the test feed would behave in full production. The Diavik ore processing plant has operated continuously since commissioning in late 2002 and has exceeded its ‘nameplate’ capacity. Nevertheless, there has been an operating focus on recovery, which has also increased over its original design specification.

Classification of the mineral resources into measured, indicated and inferred categories is consistent with CIM Definition Standards on Mineral Resources and Mineral Reserves.

The engineering design, operating parameters and economic assumptions provide a credible basis for the conversion of mineral resources to mineral reserves. Several years of operating history are available. Forward-looking views of pricing and exchange rates are established and approved at corporate levels by qualified/authorized executives. The future dike and open pit for the A21 kimberlite are backed by engineering and detailed costing; an implementation team is in place and construction has begun.

Notwithstanding the impossibility of assaying for diamonds and the difficulty of closing reconciliation loops, efforts to reconcile to actual production have been diligent and rigorous. Ongoing sampling is carried out ahead of production which provides an additional source of information from active mining areas. Learnings are providing valuable feedback for keeping the models updated and relevant as reliable prediction tools for the business.

The Diavik Diamond Mine is a fully functional operating mine with all required infrastructure in place for current operations and an active sustaining capital plan for future requirements. Key features of the operation include the integrated open pit and underground mining excavations, waste rock and till storage piles, crushing and backfill manufacturing plants, processing and recovery plants, processed kimberlite containment, accommodations facility and airport. As a remote site without year-round road access, Diavik is self-contained and also includes physical plant along with power generation and water treatment, mine air heating, water retention dikes and dams, cargo handling and materials management, shops and offices. The associated costs of production and site infrastructure are well understood, thus supporting the assessment of viability in the estimation of the mineral reserves and mineral resources.

The global market for diamonds is considered to have robust fundamentals and a positive outlook based on projected demands outpacing the availability and rate of new mine developments. The price forecasts are based on Dominion sales experience and are a best estimate in lieu of the lack of a forward market for rough diamonds to provide external long-run pricing trends. The forecasts are a reasonable assumption on which to base the estimated mineral reserves in this report.

The operation is fully staffed in all areas. An established recruitment process fills vacancies due to emerging needs and employee turnover. A training department is active on site. The mine has been named one of CANADA’S TOP 100 EMPLOYERS for three years to date. This supports the mineability of the mineral reserves and the viability potential of the mineral resources.

The operating and capital costs are realistic, reasonable and appropriate for the mineral reserves, the methods of production, the required support functions, and the schedule.

Cash flows for the Diavik Diamond Mine are positive and robust, which supports the definition of mineral reserves. Moreover, the economics are sufficiently robust to withstand a reasonable degree of adverse changes to various economic drivers.

Classification of the mineral reserves into proven and probable categories is consistent with CIM Definition Standards on Mineral Resources and Mineral Reserves.

In terms of performance as a viable enterprise, the Diavik Diamond Mine has generally met stakeholder expectations on a sustainable basis since its 2003 production start-up.

The QPs believe that the mineral resources and mineral reserves of the Diavik Diamond Mine as of December 31, 2014 are reasonable and acceptable.

25.2      Risks

Risks affecting the estimate of mineral reserves are among the risks to the mining operation, the mine plan, plant recovery, the markets, regulatory affairs, the environment and communities.

Such risks include geotechnical conditions, mine water inflows, diamond prices and exchange rates, fuel prices, non-renewal of permits and leases, changes to environmental requirements or social expectations.

25.3      Opportunities

Underground mine development has opened up drilling access to support a continuation of modeling at depth for the A154N pipe. This could lead to additions to mineral resources in the near future, and perhaps some conversion to mineral reserves in due course depending on engineering and economics. The other two pipes in the underground mine, A154S and A418, have already been delineated substantially to near-bottom.

The A154N pipe also has not yet been as well-sampled as A154S and A418 in terms of diamond production data for SFD and SQD (size frequency distribution and size-quality distribution). A154N was mined as a secondary pipe as an occasional supplement to A154S in the A154 open pit, and in the underground mine it is blended with A418 as well as A154S, so the absence of a full product profile for A154N for pricing/valuation has been a matter of lack of opportunity. Adopting A154S size and quality distributions as surrogates for A154N has been satisfactory but is really only makeshift. Brief processing plant runs of A154N-only batches are required to obtain true size and quality profiles for the pipe. This has started.

The proposed new dike and open pit for A21 were recently approved with production expected to commence before the end of 2018 following construction. Time is available to perform further drilling that could increase grade forecasting confidence from feasibility levels of estimation to short-range planning levels of accuracy to support a start-up with minimal surprises.

The A21 project has been optimized for maximum net present value in terms of dike size/cost versus pit size/value. However, a small volume of A21 kimberlite remains below the optimized pit. Underground mining for A21 appears unviable but innovative methods for scavenging some of the remaining pipe are attractive. Studies will progress in due course which could see additional value gained from the A21 kimberlite pipe.

26.     RECOMMENDATIONS

Further work is required to better define pipe shape ahead of mine development in all four project pipes.

Additional macrodiamond sampling is needed to define grades at the bottom of the A154N, A418 and possibly the A21 pipe depending on the mining method chosen for scavenging below the planned open pit. Approved budgets are in place for delineation drilling programs over the next five years, as well as a deep core sampling program in A154N, which allows efforts to remain focused on carrying out the work plans.

Production diamond datasets are also required to firm up the price (SFD and SQD), especially for stone sizes above 6cts for A154N and in all sizes for A21.

In A154S and A418 where underground mining is by sub-level retreat, understanding the mining dilution has been elusive at times. Moreover, it could be dynamic over time as the height of the granite contact wall in the open void being left in each pipe increases. Mining dilution from sloughing of the wall is inevitable and so it needs to be understood for planning purposes. Efforts to understand, manage and account for dilution will likely be ongoing.

Continuous improvement – not only in geologic pursuits such as modeling and grade interpolation but also in engineering and operations with respect to methods and costs – will be the key to keeping current mineral resources and mineral reserves viable, and the key to validating additional kimberlite still to be found at depth.

27.     REFERENCES

Abzalov, M., 2005: RESOURCE MODEL, DIAVIK MINE (A154S, A154N A418 PIPES), 2005. Internal report, Rio Tinto Technical Services, 107 pp

Armstrong, K., 1997: A154N – JUNE 1997 GEOLOGIC RESOURCE MODEL. Internal report, Diavik Diamond Mines Inc., 19 pp

Citi Research, a division of Citigroup Global Markets Inc., 2013: DIAMOND PRICE OUTLOOK, 21 October 2013. Market overview and analysis for investors, 20 pp

Clarke, R., 2014: UG TONNES & METRES - 2014Q3 - RESERVE_ONLY - V3 FOR DISTRIBUTION.XLSX. Internal Diavik mine scheduling summary, Excel spreadsheet, July 2014

Cummings, D., 2012: QUATERNARY GEOLOGY OF THE 2012 DIAVIK DIAMOND MINES INC. TILL SAMPLE GRID, LAC DE GRAS AREA, NWT (NTS 76C). Rampton Resource Group Inc., 86 pp

De Beers Group of Companies, 2014: THE DIAMOND INSIGHT REPORT, 2014. Market overview and analysis for investors, 49 pp

Diavik Diamond Mines (2012) Inc., 2014: DIAVIK DIAMOND MINE A21 DIKE AND OPEN PIT – FEASIBILITY STUDY REPORT. Feasibility study report, 245 pp report only, plus 19 appendices

Diavik Diamond Mines (2012) Inc., 2014: DIAVIK DIAMOND MINE – 2013 SUSTAINABLE DEVELOPMENT REPORT. Annual socio-economic performance report to stakeholders, 32 pp

Folinsbee, R.E., 1949: LAC DE GRAS; Geological Survey of Canada, Map 977A, scale 1:253,440

Isaaks, E.H., 2004: UPDATING THE RESOURCE MODELS AT DIAVIK USING NEW ESTIMATION METHODOLOGY AND 2004 DRILLING RESULTS. Isaaks & Co., 27 pp

Kjarsgaard, B.A. and Wyllie, R.J.S., 1993: GEOLOGY OF THE PAUL LAKE AREA, LAC DE GRAS, NWT. Geological Survey of Canada, Open File 2739, scale 1:50,000

Kjarsgaard, B.A. and Wyllie, R.J.S., 1994: GEOLOGY OF THE PAUL LAKE AREA, LAC DE GRAS – LAC DU SAUVAGE REGION OF THE CENTRAL SLAVE PROVINCE, DISTRICT OF MACKENZIE, NORTHWEST TERRITORIES. in Current Research 1994-C, Geological Survey of Canada, p 23–32

LeCheminant, A.N. and van Breemen, O., 1994: U-PB AGES OF PROTEROZOIC DYKE SWARMS, LAC DE GRAS AREA, N.W.T.: EVIDENCE FOR PROGRESSIVE BREAK-UP OF AN ARCHEAN SUPERCONTINENT. in Geological Association of Canada – Mineralogical Association of Canada, Program with Abstracts, v 19, p A-62

Lord, C.S. and Barnes, F.Q., 1954: AYLMER LAKE; Geological Survey of Canada, Map 1031A, scale 1:253,440

McKinsey & Company, 2014: PERSPECTIVES ON THE DIAMOND INDUSTRY, September 2014. Market overview and analysis for investors, 22 pp

Mineral Services Canada Inc., 2013: 2013 UPDATE OF THE GEOLOGICAL MODEL OF THE A418 KIMBERLITE, DIAVIK DIAMOND MINE, NWT CANADA. Internal report, Diavik Diamond Mines Inc., 245 pp

Mitchell, R., 2005: PETROGRAPHIC REPORT: A154S KIMBERLITE 340RL. Internal report, Diavik Diamond Mines Inc., 11 pp

Mitchell, R., 2005: PETROGRAPHIC REPORT: A154S AND A154N KIMBERLITE. Internal report, Diavik Diamond Mines Inc., 28 pp

Moss, S. et al., 2009: SPATIAL AND TEMPORAL EVOLUTION OF KIMBERLITE MAGMA AT A154N, DIAVIK, NORTHWEST TERRITORIES, CANADA. Lithos 112S (2009) 541–552, 12 pp

Padgham, W.A. and Fyson, W.K., 1992: THE SLAVE PROVINCE: A DISTINCT ARCHEAN CRATON. Canadian Journal of Earth Sciences, v 29, p 2072–2086

Porritt, L. et al, 2010: A PHREOMAGMATIC KIMBERLITE: THE A418 KIMBERLITE PIPE, NORTHWEST TERRITORIES, CANADA. Journal of the Geological Society of India, JGSI-D-12-00082R1, 33 pp

Ravenscroft, P.J., 1998: DIAVIK PROJECT: JUNE 1998 RESOURCE ESTIMATE. Internal report, Diavik Diamond Mines Inc., 90 pp

SBG Securities, a member of Standard Bank Group, 2014: EQUITY RESEARCH – DIAMOND MARKET – SECTOR INSIGHT, 19 January 2014. Market overview and analysis for investors, 54 pp

Scott-Smith, B.H., 1995: PETROGRAPHY OF SIX SAMPLES FROM THE A154S KIMBERLITE, NWT. Scott-Smith Petrography Inc. Internal report, Diavik Diamond Mines Inc., 58 pp

Scott-Smith, B.H., 1998: PETROGRAPHY OF SOME SAMPLES FROM THE A21 KIMBERLITE, NWT. Scott-Smith Petrography Inc. Internal report, Diavik Diamond Mines Inc., 22 pp

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CERTIFICATION, DATE AND SIGNATURE

This certification applies to the technical report titled “DIAVIK DIAMOND MINE, NORTHWEST TERRITORIES, CANADA, NI 43-101 TECHNICAL REPORT”, that has an effective date of 18 March 2015 (the “Technical Report”). As an author of the Technical Report, I hereby certify that:

I, Calvin G. Yip, P.Eng., am employed as Principal Advisor, Strategic Planning, with Diavik Diamond Mines (2012) Inc., Suite 300, 5201 – 50th Avenue, Yellowknife, NT, X1A 2P8, Canada.

I am a member of the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists and use the title of Professional Engineer (P.Eng.). I am also a Professional Engineer registered in Ontario, British Columbia, and Yukon. I graduated from the University of British Columbia in 1983 with a Bachelor of Applied Science in mining and mineral process engineering, and in 1985 with a Master of Engineering. I also received a Master of Business Administration in 2003 from Edinburgh Business School, Heriot-Watt University, U.K. In 2004, I was named a Fellow of the Australasian Institute of Mining and Metallurgy.

I have worked in the mining industry for more than 30 years and have been a Professional Engineer since 1987. My experience in engineering and operations includes employment at a number of mines prior to Diavik including Dome (Placer Dome), Highland Valley Copper, Faro (Curragh), Cominco Copper Division, Brunswick Mining, Island Copper, and Whitehorse Copper. Brief early-career experiences were also gained in mineral exploration and as a provincial inspector of mines.

I joined Diavik in 2001 as Chief Mine Engineer and participated in the planning and start-up of the mine. During 2004–2005, I was a business analyst with Diavik’s finance group and in 2005 I became involved with strategic development including the feasibility study for the current underground mine. Recent work has focused on evaluating production scenarios for improving the Diavik mine’s economics as well as supporting ongoing mineral resource development. In parallel, I have also been involved in ongoing evaluations and engineering for the recently approved fourth kimberlite pipe expected to be mined in the future as an open pit.

Based on my experience and qualifications, I am a Qualified Person as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (the “Instrument”).

My first four years with Diavik were site-based. Since then I have visited regularly, averaging three times per year with durations ranging from a day to a week. My most recent site visit was from July 31 to August 7, 2014.

I am responsible for sections 1 to 3, 4.4–4.9, 5, 6.1, 6.4, 9.4, 10.5, 13.2, 14.3–14.4, 15 and 16, 17.1, 17.3–17.4, and 18 to 25 of the Technical Report.

I am independent of Dominion Diamond Corporation and its subsidiaries as “independence” is described in Section 1.5 of the Instrument.

I have read the Instrument (including Form 43-101F1) and the Technical Report, and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument (including Form 43-101F1).

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 25 March, 2015

“Signed and sealed”

Calvin G. Yip, P.Eng.

CERTIFICATION, DATE AND SIGNATURE

This certification applies to the technical report titled “DIAVIK DIAMOND MINE, NORTHWEST TERRITORIES, CANADA, NI 43-101 TECHNICAL REPORT”, that has an effective date of 18 March 2015 (the “Technical Report”). As an author of the Technical Report, I hereby certify that:

I, Kari Thompson, P.Geo., am employed as Senior Resource Geologist with Diavik Diamond Mines (2012) Inc., Suite 300, 5201 – 50th Avenue, Yellowknife, NT, X1A 2P8, Canada.

I am a member of the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists and use the title of Professional Geoscientist (P.Geo.). I am also a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Alberta in 1994 with a Bachelor of Science specializing in geology.

I have practiced in my field for 20 years. Experiences include employment with the Mineral Division of the Government of the Northwest Territories and with De Beers Canada Exploration prior to joining Diavik. I have gained firsthand experience in the drilling, sampling, geological interpretation and estimation of grade and tonnage of kimberlitic diamond deposits over the period 1997 to present.

I have been involved in the Diavik diamond mine from January 2005 to present. During this time I have planned drilling programs and attended at drilling sites, performed as well as supervised core logging, planned and visited bulk sampling areas, overseen sample processing and laboratory testing, designed and managed data systems, performed geological modeling and geostatistical estimations, inspected mineralization in active mining areas, discussed mine geology and geometallurgy with other site staff, supported exploration programs and worked with project development staff, prepared program budgets, and participated in peer reviews and third-party audits. The data handling, computations and resource estimation reported in the Technical Report have been performed by me or under my supervision.

Based on my experience and qualifications, I am a Qualified Person as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (the “Instrument”).

I carry out a regular work rotation at the Diavik mine site on a monthly basis. My most recent site visit was from March 3 to 12, 2015.

I am responsible for sections 4.1–4.3, 6.2– 6.3, 7, 8, 9.1–9.3, 9.5, 10.1–10.4, 10.6, 11, 12, 13.1, 13.3, 14.1–14.2, 15 and 16, 17.2, 26 and 27 of the Technical Report.

I am independent of Dominion Diamond Corporation and its subsidiaries as “independence” is described in Section 1.5 of the Instrument.

I have read the Instrument (including Form 43-101F1) and the Technical Report, and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument (including Form 43-101F1).

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 25 March, 2015

“Signed and sealed”

Kari Thompson (née Pollock), P.Geo.